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TABLE OF CONTENTS 2
TABLE OF CONTENTS 3

As filed with the Securities and Exchange Commission on May 30, 2013

Registration No. 333-188783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOODLES & COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	84-1303469 (I.R.S. Employer Identification Number)

520 Zang Street, Suite D
Broomfield, CO 80021
(720) 214-1900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin Reddy
Chairman & Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021
(720) 214-1900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Andrew L. Fabens Steven R. Shoemate Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Paul A. Strasen Executive Vice President, General Counsel & Secretary Noodles & Company 520 Zang Street, Suite D Broomfield, CO 80021 (720) 214-1900	Joshua N. Korff Michael Kim Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

PROSPECTUS (Subject to Completion)
Issued                             , 2013

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                       Shares

CLASS A COMMON STOCK

Noodles & Company is offering                      shares of its Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $               and $               per share.

Following this offering, we will have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that our Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock.

We expect to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol NDLS.

Noodles & Company is an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 12.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Noodles & Company
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                     shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                           , 2013.

MORGAN STANLEY	UBS INVESTMENT BANK

BofA MERRILL LYNCH	JEFFERIES	BAIRD	PIPER JAFFRAY

                           , 2013

A world of flavors under one roof.
NOODLES & COMPANY
Your World Kitchen
1 Choose Your Entrée
2 Pick Your Size
reg 5.39
sm 4.29
Extra Vegetable 1.00 Extra Cheese .75
3 Add Meat or Tofu
Naturally Raised Pork +2.69
Parmesan-Crusted Chicken Breast +2.59
Chicken Breast +2.39
Marinated Steak +2.69
Shrimp +2.59
Oven-Roasted Meatballs +2.39
Organic Tofu +2.39
4 Green It Up or Soup It Up
- only a buck more -
Side Salad
Tossed Green
Caesar
Tomato Cucumber
Side Soup
Chicken Noodle
Thai Curry
Tomato Basil Bisque
NOODLES & PASTA
Penne Rosa
Japanese Pan Noodles
Wisconsin Mac & Cheese
Pesto Cavatappi
Pad Thai
Spaghetti & Meatballs
Pasta Fresca
Bangkok Curry
Steak Stroganoff
Whole Grain Tuscan Linguine
Indonesian Peanut Sauté
Buttered Noodles
SOUPS
Tomato Basil Bisque
Thai Curry Soup
Chicken Noodle Soup
SANDWICHES
The Med
Veggie Med
Mmmeatball
Spicy Chicken Caesar
Wisconsin Cheesesteak
SALADS
Spinach & Fresh Fruit Salad
Grilled Chicken Caesar
Chinese Chop Salad
The Med Salad
Signature Dish
Truffle Mac

NOODLES & COMPANY

Your World Kitchen®

Foreign
Domestic
noodles & company
Your World Kitchen.
noodles & company
CARRY THE WORLD IN YOUR POCKET

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                        , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

        "Noodles & Company" and "Your World Kitchen" are our primary registered trademarks. This prospectus contains these trademarks and some of our other trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

        Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, "Noodles & Company," "Noodles," "we," "us" and the "Company" refer to Noodles & Company and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires. We refer to our Class A common stock as "common stock," unless the context otherwise requires. We sometimes refer to our common stock, Class B common stock and Class C common stock as "equity interests" when described on an aggregate basis. The rights of the holders of our Class A common stock and our Class B common stock are identical in all respects, except that our Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock. Our quarters are generally comprised of three periods, the first two periods of which are four weeks and the last period of which is five weeks.

i

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A common stock, which we refer to in this prospectus as "common stock," unless the context otherwise requires. You should read the entire prospectus carefully, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

NOODLES & COMPANY
A World of Flavors Under One Roof

        Noodles & Company is a high growth, fast casual restaurant concept offering lunch and dinner within a fast growing segment of the restaurant industry. We opened our first location in 1995, offering noodle and pasta dishes, staples of many cuisines, with the goal of delivering fresh ingredients and flavors from around the world under one roof—from Pad Thai to Mac & Cheese. Today, our globally inspired menu includes a wide variety of high quality, cooked-to-order dishes, including noodles and pasta, soups, salads and sandwiches, which are served on china by our friendly team members. We believe we offer our customers value with per person spend of approximately $8.00 for the twelve months ended April 2, 2013. We have 343 restaurants, comprised of 291 company-owned and 52 franchised locations, across 26 states and the District of Columbia, as of May 28, 2013. Our revenue and income from operations have grown from $170 million and $2 million in 2008 to $300 million and $16 million in 2012.

YOUR WORLD KITCHEN
Our Differentiated Offering

        Your World Kitchen captures the breadth of our differentiated offering and defines our customers' experience. Our company was founded on the core principle that food can be served quickly and conveniently in an inviting environment without sacrificing quality, freshness or flavor.

        "Your" . . . On trend with our world today, where customization is commonplace, we put control into our customers' hands. Each dish is cooked-to-order and can be customized to each customer's personal tastes. "Your" also represents the control our customers have over their dining experience, whether they want a meal to go, a quick sit-down lunch or a leisurely dinner with friends or family.

        "World" . . . We offer globally inspired flavors with more than 25 Asian, Mediterranean and American dishes together in a single menu. At many restaurants, people are limited to a particular ethnic cuisine or type of dish, such as a sandwich, burrito or burger. At Noodles & Company, we aim to eliminate the "veto vote" by satisfying the preferences of a wide range of customers, whether a mother with kids, a group of coworkers, an individual or a large party.

        "Kitchen" . . . Open kitchens are the focal point of our restaurants. Our customers can see the freshness of our ingredients and watch their food being cooked. "Kitchen" says "cooking" and emphasizes that we cook each dish to order.

LEADING RESTAURANT GROWTH AND PERFORMANCE

        From 2004 to 2012, we increased the number of our total restaurants from 100 to 327, representing a CAGR of 16.0%. If we continue to grow at our current rate, we believe we have the opportunity to grow to 2,500 restaurants across the United States over the next 15-20 years, although this growth rate is not guaranteed.

Total Restaurants at End of Fiscal Year

        We have experienced steady growth in comparable restaurant sales (at restaurants open for at least 18 full periods) in 28 of the last 29 quarters, due primarily to an increase in customer traffic. System-wide comparable restaurant sales growth for 2010, 2011 and 2012 was 3.7%, 4.8% and 5.4%, respectively. Our company-owned restaurant average unit volumes ("AUVs") grew from $1,098,000 at the beginning of 2010 to $1,178,000 at the end of 2012. In 2012, our company-owned restaurant contribution margin (restaurant revenue less restaurant operating costs) was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, which we believe places us in the top-tier of the restaurant industry.

        Our new restaurant investment model calls for a total cash investment of approximately $725,000, net of tenant allowances. Our current target cash-on-cash return on investment for a new company-owned restaurant is 30% in its third full-year of operations. Company-owned restaurants that were open a full three years by January 1, 2013, achieved an average cash-on-cash return on investment of 34.8% in their third full year of operations. There can be no guarantee the Company's comparable restaurant sales growth and cash-on-cash return rates will continue at similar rates in future periods.

OUR INDUSTRY

        We operate in the fast casual segment of the restaurant industry. According to Technomic, in 2011 the 150 largest fast casual concepts grew sales by 8.4% to $21.5 billion, compared with 3.5% for the 500 overall largest restaurant chains in the United States. While the fast casual segment of the restaurant industry has grown faster than the restaurant industry as a whole in recent years, there can be no guarantee that this trend will continue.

        We believe we are the only national fast casual restaurant concept offering a menu with a wide variety of noodle and pasta dishes, soups, salads and sandwiches inspired by global flavors. We believe our attributes—global flavors and variety and fast service—allow us to compete against multiple segments throughout the restaurant industry and provide us a larger addressable market for lunch and dinner than competitors who focus on a single cuisine. We believe we provide a pleasant dining experience by quickly delivering fresh food with friendly service at a price point we believe is attractive to our customers. You do not have to jostle your gear or carry trays of food to or from your table. Grab a drink, have a seat and we will deliver your food to your table—all without the need to tip.

Our Strengths

        We believe the following strengths set us apart from our competitors:

Variety Makes Togetherness Possible

        We have purposefully chosen a range of healthy to indulgent dishes to satisfy carnivores and vegetarians. Our menu encourages customers to customize their meals to meet their tastes and nutritional preferences with our selection of 14 fresh vegetables and six proteins—beef, pork, chicken, meatballs, shrimp and organic tofu. We believe our variety ensures that even the pickiest of eaters can find something to crave, which eliminates the "veto vote" and encourages people with different tastes to enjoy a meal together.

        All of our dishes are cooked-to-order with fresh high quality ingredients sourced from carefully selected suppliers. Our culinary team strives to develop new dishes and limited time offers ("LTOs") that incorporate seasonal ingredients to bring flavorful and nutritious dishes to our customers. For example, our Spinach & Fresh Fruit Salad rotates between fresh strawberries in the summer and Fuji apples in the winter. We recently introduced our award-winning slow-braised, naturally raised pork, serving it on our BBQ Mac & Cheese, our BBQ Pork Sandwich or as an add-on to any of our other dishes.

Value That Is Greater Than Our Competitive Price Point

        The value we offer, the quality of our food and the warmth of our restaurants create an overall customer experience that we believe is second-to-none. Our per person spend of approximately $8.00 for the twelve months ended April 2, 2013 is competitive not only within the fast casual segment, but also within the quick-service segment. We believe the speed of our service and the quality of our food contribute to a value proposition that enables us to take market share from casual dining restaurants. We deliver value by combining a family-friendly dining environment with the opportunity to enjoy many dishes containing gourmet ingredients, like truffle oil and baby portobella mushrooms in our Truffle Mac & Cheese, at a price point of less than $8.00.

Everything Is a Little Nicer Here

        We design each location individually, which we believe creates an inviting restaurant environment. The ambience is warm and welcoming, with muted lighting and colors, comfortable seating and our own custom music mix, which is intended to make our customers feel relaxed and at home.

        We believe we deliver an exceptional overall dining experience. We think that our customers should expect not only great food from our restaurants, but also warm hospitality and attentive service. Whether you are a mother with kids or a businessperson with a BlackBerry, you simply order your food, grab a drink and take a seat. We cook each dish to order in approximately five minutes and bring the food right to your table. Our customers may enjoy a relaxed meal or just eat and run.

        Consistent with our culture of enhanced customer-service, we seek to hire individuals who will deliver prompt, attentive service by engaging customers the moment they enter our restaurants. Our training philosophy empowers both our restaurant managers and team members to add a personal touch when serving our customers, such as coming out from behind the counter to explain our menu and guide customers to the right dish. Our restaurant managers are critical to our success, as we believe that their entrepreneurial spirit and outreach efforts build our brand in our communities.

        After our customers order at the counter, their food is served on china by our friendly team members. To further enhance our customers' dining experience, we check on them throughout their meal. We offer them drink refills, a glass of wine or dessert, so they do not have to leave their seats.

Desirable and Loyal Consumer Base

        Based on customer data and surveys, we estimate that approximately 40% of our customers visit our restaurants at least once each month. Our customers skew slightly younger and more affluent than the general population, and according to a recent Gallup survey, this demographic spends more on dining than others. We believe the variety of our food and our ability to accomodate a customer's desire to eat quickly or to enjoy a longer meal enable us to draw sales almost equally between lunch and dinner. Our broad appeal and customer loyalty have led to industry and media recognition:

  •
  Nation's Restaurant News, MenuMasters Award, 2013, Golden Chain Winner, 2010, awarded on the basis of the impact of menu items on the restaurant industry.

  •
  The International Foodservice Manufacturers Association, COEX Innovator Award, 2013, awarded annually to a national chain shaping the restaurant industry through innovation.

  •
  DigitalCoco, Top 10 "Most Loved" food and beverage brands in social media, 2012, awarded on the basis of positive comments made by customers on social media.

  •
  Restaurant Social Media Index, Top Social Media Brands and Top Social Consumer Sentiment, 2012, awarded on the basis of comments made by customers on social media.

  •
  Parents Magazine, Parents Top 10 Family-Friendly Restaurant Chains, 2011 and 2009, awarded on the basis of the healthfulness and quality of ingredients of menu items.

  •
  Health Magazine, America's Top 10 Healthiest Fast Food Restaurants, 2009, America's Healthiest Restaurants, 2008, awarded on the basis of healthfulness of dishes and use of organic produce, among other factors.

Consistent Restaurant Economics and a Flexible Footprint

        Our restaurant model generates strong cash flow, consistent restaurant-level financial results and a high return on investment. Our restaurants have been successful in diverse geographic regions, with a broad range of population densities and real estate settings. We believe we are an attractive tenant to the owners and developers of a wide variety of real estate development types, which allows us to be highly selective in our evaluation of potential new sites. Our disciplined approach to site selection is grounded in an analytical data-driven model with strict criteria including population density, demographics and traffic generators. We take pride in selecting sites where we can design and construct a comfortable, warm environment for our customers.

Experienced Leadership

        Our strategic vision and culture have been developed and nurtured by our senior management team under the stewardship of our Chairman and Chief Executive Officer, Kevin Reddy, and our President and Chief Operating Officer, Keith Kinsey. Kevin and Keith joined Noodles in 2005 after working at McDonald's and, more recently, Chipotle. At Chipotle, they were instrumental in growing the concept from a small number of restaurants to more than 400 across the country between 2000 and 2005 with the financial backing of McDonald's. They delivered a similar growth trajectory when they joined Noodles eight years ago, increasing the restaurant base from 100 to 327 between 2005 and 2012, a CAGR of 16.0%. Kevin and Keith have assembled a talented senior management team with restaurant experience across a broad range of disciplines. We believe our management team is integral to our success and has positioned us well for long-term growth.

Steady, Reliable Financial Performance

        Our globally inspired flavors and differentiated dining experience have resonated with our customers and have resulted in our track record of building profitable restaurants. We achieved our sales growth through a combination of new restaurant openings and comparable restaurant sales increases. Our approach has resulted in stable gross margins despite minimal price increases and allows us to stay true to our principle of quality food at a price we believe is attractive to our customers. By design, our selection of dishes is comprised of a diverse collection of ingredients, mitigating exposure to commodity price inflation.

A Clear Path Forward

        We believe we have significant growth potential because of our brand positioning, strong unit economics, financial results and broad customer appeal. We believe there are significant opportunities to expand our business, strengthen our competitive position and enhance our brand through the continued implementation of the following strategies:

Continuing to Grow Our Restaurant Base

        We have more than doubled our restaurant base in the last six years to 343 locations in 26 states and the District of Columbia, as of May 28, 2013, including the 16 company-owned restaurants and one franchise restaurant opened in 2013. In 2012, we opened 39 company-owned restaurants and six franchise restaurants. In 2013, we have or plan to open between 38 and 42 company-owned restaurants and between six and eight franchise restaurants. We believe we are at an early stage of nationwide expansion, and that we can grow to 2,500 restaurants over the next 15-20 years across the United States based on our scalable infrastructure, broad appeal and flexible and portable real estate model, but this growth rate is not guaranteed.

        Although we expect the majority of our expansion to continue to be from company-owned restaurants, we are strategically expanding our base of franchise restaurants. Our franchise program is a low cost and high return model that allows us to expand our footprint and build brand awareness in markets that we do not plan to enter in the short to medium term. As of May 28, 2013, we have 52 franchise units in 11 states operated by nine franchisees. Our franchise partners plan to open between six and eight new restaurants in 2013.

Improving Our Performance

        Our system-wide comparable restaurant sales growth for 2012 was 5.4%. We plan to build on our growth performance by increasing brand awareness, customer frequency, new customer visits, per person spend and sales outside our restaurants. The following is our plan to achieve these goals:

  •
  Heighten brand awareness.  We believe that our food is our best currency and that once people try it they become loyal and repeat customers; however, before customers can try our food, they need to know about us. We differentiate Noodles & Company through an innovative, community-based marketing strategy at the corporate and restaurant level to build brand awareness and customer loyalty. Our restaurant managers engage in local relationship marketing where they approach nearby businesses, groups and individuals for appreciation days, tastings and hero lunches to introduce our neighbors to our food. We also communicate directly to the 750,000 members in our Noodlegram club and use our other social media outlets to promote brand awareness.

  •
  Increase existing customer frequency.  We recently refreshed the interior signage in all of our restaurants to encourage menu exploration, which we believe will increase customer frequency. Our new Welcome Wall menu board, placed at the entrance of each of our company-owned restaurants, shows pictures of our dishes in an easily understandable layout so customers can fully grasp our world of flavors without feeling overwhelmed. We believe this merchandising enables our customers to peruse our offerings without feeling the pressure of holding up a line of hungry people. This new merchandising has already resulted in meaningful improvements to AUVs in the restaurants where it has been implemented, and we expect similar results in the rest of our restaurant base.

  •
  Increase new customer visits.  We would like to be top-of-mind for customers whenever they need to eat, drink or simply find a place where they feel welcome. Although we serve our food quickly, we would like customers to view our restaurants as places to dine and enjoy the company of friends and family. To further drive customer visits at dinner, we have recently enhanced our beer and wine offerings and expanded our appetizer selection.

  •
  Improve our per person spend.  While we have generally implemented modest price increases to offset rising costs, we also strive to increase the per person spend by offering additional items, including our expanded beverage selection and appetizers. Our menu development team periodically creates LTOs, which we believe are innovative and sometimes become permanent menu items, such as our Spinach & Fresh Fruit Salad. This strategy allows us to offer our customers greater variety and entices them to "opt-up" to a premium menu offering.

  •
  Grow sales outside of our restaurants.  We are taking steps to sell more food outside of our restaurants by marketing our larger Square Bowls to families and local businesses. We believe the convenience and price point of our Square Bowls will drive take-out and catering sales. In addition, we believe our commitment to speed of service and freshly prepared food provides us with an opportunity to expand catering sales.

Our Equity Sponsors

        Catterton Partners ("Catterton") is one of the largest consumer focused private equity firms in the United States, with over $2.5 billion of equity capital under active management. Catterton's investment professionals bring complementary strategic and operating experience to their portfolio companies and support management teams in accelerating the value creation process after investment. Catterton invests in all major consumer segments, including food and beverage, retail and restaurants, consumer products and services, and media and marketing services. Immediately prior to this offering, Catterton and its affiliates owned approximately 45% of our outstanding equity interests and will own approximately        % of our outstanding equity interests immediately following the consummation of this offering.

        Argentia Private Investments Inc. ("Argentia") is a wholly owned subsidiary of the Public Sector Pension Investment Board ("PSPIB"), a Canadian Crown corporation established to invest the amounts transferred by the Canadian government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSPIB is one of Canada's largest pension investment managers, with $64.5 billion of assets under management at March 31, 2012. Their skilled and dedicated team of approximately 400 employees manages a diversified global portfolio including stocks, bonds and other fixed-income securities, and investments in private equity, real estate, infrastructure and renewable resources. Immediately prior to this offering, Argentia owned approximately 45% of our outstanding equity interests and will own approximately        % of our outstanding equity interests immediately following the consummation of this offering. See "Certain Relationships and Related Transactions."

        In each of 2011 and 2012, the Company paid a total of $1.1 million in management fees and Class C dividends, which included a prepayment for both the first quarter of 2012 and 2013. In connection with the 2010 Equity Recapitalization, we obtained bridge financing from the Sponsors in the amount of $45.0 million. Such amount was repaid, along with $0.9 million of PIK Interest at 12%, when we completed the refinancing of the Credit Agreement, dated February 28, 2011, with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and certain other financial institutions (our "credit facility") in February 2011.

Corporate Information

        We were incorporated in 2002 in Delaware and merged with The Noodles Shop Co., Inc., a Colorado corporation, in 2003. We opened the first Noodles & Company in 1995 in Denver, Colorado. In December 2010, Catterton, certain of its affiliated entities and Argentia collectively became our majority stockholders (the "2010 Equity Recapitalization") and, as of April 2, 2013, own approximately 90% of our outstanding equity interests. Our central support office is located at 520 Zang Street, Suite D, Broomfield, Colorado 80021, and our telephone number is (720) 214-1900. Our website is www.noodles.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Risks Associated with Our Business

        Investing in our common stock involves significant risks. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face.

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  We may not be able to successfully implement our growth strategy if we are unable to identify appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel.

  •
  We may not be able to maintain or improve levels of our comparable restaurant sales.

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  The restaurant industry is a highly competitive industry with many well-established competitors.

  •
  We may be unable to protect our brand name, trademarks and other intellectual property rights.

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  Challenging economic conditions may affect our business by adversely impacting numerous items that include, but are not limited to: consumer confidence and discretionary spending, the availability of credit presently arranged from our credit facility, the future cost and availability of credit and the operations of our third-party vendors and other service providers.

  •
  Minimum wage increases and mandated employee benefits could cause a significant increase in our labor costs.

  •
  We may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters.

  •
  We may fail to secure customers' confidential or credit card information or other private data relating to our employees or us.

  •
  We will face increased costs as a result of being a public company.

 THE OFFERING

Class A common stock offered by Noodles & Company	shares
Class A common stock outstanding after this offering (assuming no exercise of the underwriters' over-allotment option)	shares
Class B common stock outstanding after this offering(1)	shares
Over-allotment option	shares
Use of proceeds	We expect to use the net proceeds from this offering as follows:
• approximately $ to repay borrowings under our credit facility; and
• the remainder for working capital and other general corporate purposes.
Risk Factors	See "Risk Factors" for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our Class A common stock.
Proposed Nasdaq Global Select Market Symbol	NDLS

        Except as otherwise indicated, all information in this prospectus:

  •
  gives effect to (i) a reverse stock split of 1-for-            of our shares of Class A common stock, which we refer to in this prospectus as our "common stock," and our shares of Class B common stock, effective immediately prior to this offering and (ii) the redemption of the one share of our outstanding Class C common stock that will occur upon the closing of this offering;

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws included as exhibits to the registration statement of which this prospectus forms a part, which we will adopt prior to the completion of this offering;

  •
  excludes (i) 5,104,673 shares of common stock issuable on a pre-reverse split basis upon the exercise of stock options outstanding as of April 2, 2013 and (ii)                         shares of our common stock reserved for future grants under our stock option and stock incentive plans;

  •
  assumes no exercise of the warrant to purchase up to 150,000 shares on a pre-reverse split basis of our Class B common stock held by Fahrenheit 212, LLC, and no change to the 10,905,789 shares of Class B common stock outstanding as of April 2, 2013 other than the reverse stock split described above; and

  •
  assumes (i) no exercise by the underwriters of their option to purchase up to                        additional shares from us and (ii) an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus.

(1)
Following this offering, we will have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that our Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table summarizes our consolidated historical financial and operating data. The statements of income data for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010 and the balance sheet data as of January 1, 2013 and January 3, 2012, have been derived from our audited consolidated financial statements included elsewhere in this prospectus and the balance sheet data as of December 28, 2010 have been derived from our audited consolidated financial statements not included in this prospectus. The statements of income data for the quarters ended April 2, 2013 and April 3, 2012 and the balance sheet data as of April 2, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of April 3, 2012 have been derived from our unaudited consolidated financial statements not included in this prospectus. The financial data presented includes all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        We operate on a 52 or 53 week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2012 and 2010, which ended on January 1, 2013 and December 28, 2010, respectively, each contained 52 weeks. Fiscal year 2011, which ended on January 3, 2012, contained 53 weeks. We refer to our fiscal years as 2012, 2011 and 2010. Our fiscal quarters each contain thirteen weeks, with the exception of the fourth quarter of a 53 week fiscal year, which contains fourteen weeks.

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands, except share and per share data)
Statements of Income Data:
Revenue:
Restaurant revenue	$297,264	$253,467	$218,560	$80,518	$69,198
Franchising royalties and fees	3,146	2,599	2,272	762	690

Total revenue	300,410	256,066	220,832	81,280	69,888
Costs and Expenses:
Restaurant Operating Costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	78,997	66,419	56,869	21,301	18,230
Labor	89,435	75,472	64,942	24,830	20,753
Occupancy	29,323	25,208	21,650	8,359	6,936
Other restaurant operating costs	39,241	34,652	29,784	11,060	9,553
General and administrative(1)	26,220	23,842	24,921	7,235	6,442
Depreciation and amortization	16,719	14,501	13,932	4,801	3,732
Pre-opening	3,145	2,327	2,088	921	581
Asset disposals, closure costs and restaurant impairments	1,278	1,629	2,815	201	180

Total costs and expenses	284,358	244,050	217,001	78,708	66,407

Income from operations	16,052	12,016	3,831	2,572	3,481
Debt extinguishment expense	2,646	275	—	—	—
Interest expense	5,028	6,132	1,819	1,053	1,284

Income before income taxes	8,378	5,609	2,012	1,519	2,197
Provision (benefit) for income taxes	3,215	1,780	(366)	595	906

Net income	$5,163	$3,829	$2,378	$924	$1,291

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands, except share and per share data)
Earnings per Class A and Class B common share, combined:
Basic	$0.13	$0.10	$0.06	$0.02	$0.03
Diluted	$0.13	$0.10	$0.05	$0.02	$0.03
Weighted average Class A and Class B common shares outstanding, combined:
Basic	40,275,536	40,273,306	42,263,534	40,275,536	40,275,536
Diluted	40,321,564	40,273,306	43,720,951	41,026,517	40,278,762
Selected Operating Data:
Company-owned restaurants at end of period	276	239	212	284	245
Franchise-owned restaurants at end of period	51	45	43	51	45
Company-owned:
Average unit volumes(2)	$1,178	$1,147	$1,126	$1,180	$1,161
Comparable restaurant sales(3)	5.2%	4.2%	3.2%	2.2%	6.8%
Restaurant contribution(4)	$60,268	$51,716	$45,315	$14,968	$13,726
as a percentage of restaurant revenue	20.3%	20.4%	20.7%	18.6%	19.8%
EBITDA(5)	$30,125	$26,242	$17,763	$7,373	$7,213
Adjusted EBITDA(5)	$36,283	$30,488	$26,472	$8,187	$7,952
as a percentage of revenue	12.1%	11.9%	12.0%	10.1%	11.4%

	As of
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands)
Balance Sheet Data(6):
Total current assets	$16,154	$12,879	$214,498	$17,367	$12,246
Total assets	156,995	126,325	311,148	166,054	131,177
Total current liabilities	23,760	20,557	213,664	24,860	21,026
Total long-term debt	93,731	77,523	77,030	99,509	80,153
Total liabilities	142,987	118,802	309,070	150,709	122,196
Temporary equity	3,601	2,572	2,572	3,601	2,572
Total stockholders' equity	10,407	4,951	(494)	11,744	6,409

(1)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization. 2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 each included $250,000 of management fee expense, in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock. The one share of Class C common stock will be redeemed upon the closing of this offering.

(2)
AUVs consist of average annualized sales of all company-owned restaurants over the trailing 12 periods in a typical operating year.

(3)
Comparable restaurant sales represent year-over-year sales for restaurants open for at least 18 full periods.

(4)
Restaurant contribution represents restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs.

(5)
EBITDA and adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by U.S. generally accepted accounting principals ("US GAAP"), and our calculation thereof may not be comparable to that reported by other companies. These measures are presented because we believe that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for evaluating our ongoing results of operations.

EBITDA is calculated as net income before interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below.

EBITDA and adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash charges such as depreciation and amortization expenses and asset disposals, closure costs and restaurant impairments and (ii) we use adjusted EBITDA internally as a benchmark for certain of our cash incentive plans and to evaluate our operating performance or compare our performance to that of our competitors. The use of adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our US GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and income tax rates) and differences in book depreciation of property, plant and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of these foregoing variations. Adjusted EBITDA as presented may not be comparable to other similarly-titled measures of other companies, and our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by excluded or unusual items.

  Because of these limitations, EBITDA and adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with US GAAP. We compensated for these limitations by relying primarily on our US GAAP results and using EBITDA and adjusted EBITDA only supplementally. Our management recognizes that EBITDA and adjusted EBITDA have limitations as analytical financial measures, including the following:

  •
  EBITDA and EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

  •
  EBITDA and adjusted EBITDA do not reflect interest expense or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

  •
  EBITDA and adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and do not reflect cash requirements for such replacements; and

  •
  Adjusted EBITDA does not reflect the cost of stock-based compensation;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

  The following tables present a reconciliation of net income to EBITDA and adjusted EBITDA:

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013	April 3, 2012
	(in thousands)
Net income, as reported	$5,163	$3,829	$2,378	$924	$1,291
Depreciation and amortization	16,719	14,501	13,932	4,801	3,732
Interest expense	5,028	6,132	1,819	1,053	1,284
Provision (benefit) for income taxes	3,215	1,780	(366)	595	906

EBITDA	$30,125	$26,242	$17,763	$7,373	$7,213
Debt extinguishment expense	2,646	275	—	—	—
Asset disposals, closure costs and restaurant impairment	1,278	1,629	2,815	201	180
Management fees(a)	1,000	1,014	—	250	250
Stock-based compensation expense(b)	1,234	1,328	5,894	363	309

Adjusted EBITDA	$36,283	$30,488	$26,472	$8,187	$7,952

(a)
Fiscal years 2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 each included $250,000 of management fee expense, in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

(b)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization.
(6)
As of December 28, 2010, the consolidated balance sheet included $189.4 million in restricted cash and current liabilities that were temporarily held due to timing of the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization.

RISK FACTORS

        An investment in our Class A common stock, which we refer to in this prospectus as our "common stock," involves a high degree of risk. You should carefully consider the risks and uncertainties described below before deciding whether to purchase shares of our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes. If any of the risks described below actually occur, our business, financial conditions or results of operations could be materially adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our sales growth rate depends primarily on our ability to open new restaurants and is subject to many unpredictable factors.

        One of the key means of achieving our growth strategy will be through opening new restaurants and operating those restaurants on a profitable basis. We expect this to be the case for the foreseeable future. In 2013, we have or plan to open between 38 and 42 company-owned restaurants and between six and eight franchise restaurants, including the 16 company-owned restaurants and one franchise restaurant already opened as of May 28, 2013. We may not be able to open new restaurants as quickly as planned. In the past, we have experienced delays in opening some restaurants and that could happen again. Delays or failures in opening new restaurants could materially and adversely affect our growth strategy and our expected results. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will eventually decline.

        In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites in our target markets. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have unit economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new restaurants also depends on other factors, including:

  •
  negotiating leases with acceptable terms;

  •
  identifying, hiring and training qualified employees in each local market;

  •
  managing construction and development costs of new restaurants, particularly in competitive markets;

  •
  obtaining construction materials and labor at acceptable costs, particularly in urban markets;

  •
  securing required governmental approvals and permits (including construction and other permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new restaurants; and

  •
  avoiding the impact of inclement weather, natural disasters and other calamities.

        Our progress in opening new restaurants from quarter to quarter may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could materially adversely affect our business, financial condition or results of operations.

Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

        We intend to develop new restaurants in our existing markets, expand our footprint into adjacent markets and selectively enter into new markets. In order to build new restaurants, we must first identify target markets where we can enter or expand our footprint, taking into account numerous factors, including the location of our current restaurants, local economic trends, population density, area demographics and geography. Then we must locate and secure appropriate sites, which is one of our biggest challenges. There are numerous factors involved in identifying and securing an appropriate site, including:

  •
  identification and availability of locations with the appropriate size, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales per unit;

  •
  competition in new markets, including competition for restaurant sites;

  •
  financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate locations available;

  •
  developers and potential landlords obtaining licenses or permits for development projects on a timely basis;

  •
  proximity of potential development sites to an existing location;

  •
  anticipated commercial, residential and infrastructure development near our new restaurants; and

  •
  availability of acceptable lease arrangements.

        We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. If we are unable to fully implement our development plan, our business, financial condition or results of operations could be materially adversely affected.

Our expansion into new markets may present increased risks.

        We plan to open restaurants in markets where we have little or no operating experience. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and business culture. We may also incur higher costs from entering new markets, if, for example, we assign area managers to manage comparatively fewer restaurants than we assign in more developed markets. As a result, these new restaurants may be less successful or may achieve target AUVs at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be materially adversely affected.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

        Our new restaurants typically open with above average volumes, which then decline after the initial sales surge that comes with interest in a restaurant's grand opening. Recent openings have stabilized in sales after approximately 32 to 36 weeks of operation, at which time the restaurant's sales typically begin to grow on a consistent basis. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers' limited awareness of our brand. New restaurants may not be profitable and their sales performance may not follow historical patterns. In addition, our average restaurant sales and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

  •
  consumer awareness and understanding of our brand;

  •
  general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

  •
  changes in consumer preferences and discretionary spending;

  •
  competition, either from our competitors in the restaurant industry or our own restaurants;

  •
  temporary and permanent site characteristics of new restaurants; and

  •
  changes in government regulation.

        If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected average restaurant sales, our business, financial condition or results of operations could be adversely affected.

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

        The level of comparable restaurant sales, which represent the change in year-over-year sales for restaurants open for at least 18 full periods, will affect our sales growth and will continue to be a critical factor affecting profit growth because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in sales and profit growth that would materially adversely affect our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition—Highlights and Trends."

Our failure to manage our growth effectively could harm our business and operating results.

        Our growth plan includes a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition or results of operations.

        We believe our culture—from the restaurant level up through management—is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Among other important factors, our culture depends on our ability to attract, retain and motivate employees who share our enthusiasm and dedication to our concept. Our business, financial condition or results of operations could be materially adversely affected if we do not maintain our infrastructure and culture as we grow.

The planned rapid increase in the number of our restaurants may make our future results unpredictable.

        In 2013, we have or plan to open between 38 and 42 company-owned restaurants and between six and eight franchise restaurants, and we plan to continue to increase the number of our restaurants in the next several years. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. Our future results depend on various factors, including successful selection of new markets and restaurant locations, local market acceptance of our restaurants, consumer recognition of the quality of our food and willingness to pay our prices, the quality of our operations and general economic conditions. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. Newly opened restaurants or our future markets and restaurants may not be successful or our system-wide average restaurant sales may not increase at historical rates, which could materially adversely affect our business, financial condition or results of operations.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

        The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect the sales of these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

Competition from other restaurant companies could adversely affect us.

        We face competition from the casual dining, quick-service and fast casual segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of locally owned restaurants and national and regional chains who offer dine-in, carry-out and delivery services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. Among our competitors are a number of multi-unit, multi-market fast casual restaurant concepts, some of which are expanding nationally. As we expand, we will face competition from these concepts and new competitors that strive to compete with our market segments. For example, additional competitive pressures come from the deli sections and in-store cafés of grocery store chains, as well as from convenience stores and online meal preparation sites. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations.

        Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, gluten-free or healthier for consumers. In addition, many of our competitors emphasize lower-cost value options or meal packages or have loyalty programs, strategies we do not currently pursue. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

Negative publicity relating to one of our restaurants, including our franchised restaurants, could reduce sales at some or all of our other restaurants.

        Our success is dependent in part upon our ability to maintain and enhance the value of our brand, consumers' connection to our brand and positive relationships with our franchisees. We may, from time to time, be faced with negative publicity relating to food quality, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers' food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant or franchise involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

        Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition or results of operations. Consumer demand for our products and our brand's value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could materially adversely affect our business, financial condition or results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations.

        We are subject to various federal, state and local regulations. Our restaurants are subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

        We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

        Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect our business, financial condition or results of operations.

Food safety and foodborne illness concerns could have an adverse effect on our business.

        We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, there is no guarantee that our franchise locations will maintain the high levels of internal controls and training we require at our company-owned restaurants. Furthermore, we and our franchisees rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition or results of operations.

Compliance with environmental laws may negatively affect our business.

        We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition or results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition or results of operations.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

        Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We do not control the businesses of our vendors, suppliers and distributors and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition or results of operations.

        In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could materially adversely affect our business, financial condition or results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

        In 2010, the Patient Protection and Affordable Care Act of 2010 (the "PPCA") was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. We currently offer and subsidize comprehensive healthcare coverage, primarily for our salaried employees. The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. If we elect to offer such benefits we may incur substantial additional expense. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of healthcare reform is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could materially adversely affect our, business, financial condition or results of operations.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

        Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

        As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition or results of operations.

Changes in employment laws may adversely affect our business.

        Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, workers' compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

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  minimum wages;

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  mandatory health benefits;

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  vacation accruals;

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  paid leaves of absence, including paid sick leave; and

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  tax reporting.

        In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an

Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required, and we plan to introduce its use throughout our restaurants. However, use of the "E-Verify" program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

We rely in part on our franchisees, and if our franchisees cannot develop or finance new restaurants, build them on suitable sites or open them on schedule, our growth and success may be affected.

        We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, despite our training, support and monitoring, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. The failure of our franchisees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition or results of operations.

        Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. The lack of adequate financing could adversely affect the number and rate of new restaurant openings by our franchisees and adversely affect our future franchise revenues.

        A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee's franchise arrangements. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise arrangements pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments from such franchisee, and there can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Failure to support our expanding franchise system could have a material adverse effect on our business, financial condition or results of operations.

        Our growth strategy depends in part on expanding our franchise network, which will require the implementation of enhanced business support systems, management information systems, financial controls and other systems and procedures as well as additional management, franchise support and financial resources. We may not be able to manage our expanding franchise system effectively. Failure to provide our franchisees with adequate support and resources could materially adversely affect both our new and existing franchisees as well as cause disputes between us and our franchisees and potentially lead to material liabilities. Any of the foregoing could materially adversely affect our business, financial condition or results of operations.

We have limited control over our franchisees and our franchisees could take actions that could harm our business.

        Franchisees are independent contractors and are not our employees, and we do not exercise control over their day-to-day operations. We provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees do not meet our standards and requirements, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly.

        Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our, and their, rights and obligations under franchise and development agreements. This may lead to disputes with our franchisees in the future. These disputes may divert the attention of our management and our franchisees from operating our restaurants and affect our image and reputation and our ability to attract franchisees in the future, which could materially adversely affect our business, financial condition or results of operations.

If we or our franchisees face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

        Labor is a primary component in the cost of operating our restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our and our franchisees' ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition or results of operations.

        If we or our franchisees are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which could result in higher labor costs. In addition increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers' compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition or results of operations.

We depend on the services of key executives, the loss of which could materially harm our business.

        Our senior executives have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement is found. We believe that these individuals cannot easily be replaced with executives of equal experience and capabilities. Although we have employment agreements with our Chief Executive Officer and our President and Chief Operating Officer, we cannot prevent them from terminating their employment with us.

Changes in economic conditions could materially affect our ability to maintain or increase sales at our restaurants or open new restaurants.

        The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumers discretionary spending. Economic conditions may remain volatile and may continue to depress consumer confidence and discretionary spending for the near term. Traffic in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales, which could materially adversely affect our business, financial condition or results of operations.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

        The United States and other countries have experienced, or may experience in the future, outbreaks of neurological diseases or other diseases or viruses, such as norovirus, influenza and H1N1. If a virus is transmitted by human contact, our employees or customers could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could materially adversely affect our business, financial condition or results of operations.

Changes in food and supply costs could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as pasta, beef, chicken, wheat flour, cheese and other dairy products, tofu and vegetables, could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. For example, higher diesel prices have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them.

        If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. Although we often enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition or results of operations.

Failure to receive frequent deliveries of fresh food ingredients and other supplies could harm our operations.

        Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. We currently import ingredients from many different countries. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition or results of operations could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe. This reduction in sales could materially adversely affect our business, financial condition or results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

        Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings, it could materially affect consumer demand and have an adverse impact on our business, financial condition or results of operations.

        Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements under the PPACA, which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. These inconsistencies could be challenging for us to comply with in an efficient manner. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

        Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. We cannot predict the impact of the new nutrition labeling requirements under the PPACA until final regulations are promulgated. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

        We may not be able to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu labeling laws could materially adversely affect our business, financial condition or results of operations, as well as our position within the restaurant industry in general.

We expect to need capital in the future, and we may not be able to raise that capital on acceptable terms.

        Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from this offering and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions such as financial covenants under our credit facility or other debt documents. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth and could materially adversely affect our business, financial condition or results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

        We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will similarly be leased. Our leases generally have an initial term of ten years and generally can be extended only in five-year increments (at increased rates). All of our leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could materially adversely affect our business, financial condition or results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

        Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

We may incur costs resulting from breaches of security of confidential consumer information related to our electronic processing of credit and debit card transactions.

        The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

        We rely heavily on information systems, including point-of-sale processing in our restaurants, for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

        Our customers occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition or results of operations.

        We are subject to state and local "dram shop" statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our financial condition or results of operations. A judgment in such an action significantly in excess of, or not covered by, our insurance coverage could adversely affect our business, financial condition or results of operations. Further, adverse publicity resulting from any such allegations may adversely affect us and our restaurants taken as a whole.

        In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the quick-service or fast casual segments of the industry) may harm our reputation and could materially adversely affect our business, financial condition or results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

        There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability, employee health and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity. As a public company, we intend to enhance our existing directors' and officers' insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors' and officers' insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

        Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our business, financial condition or results of operations.

Changes to accounting rules or regulations may adversely affect our results of operations.

        Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant capital lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition or results of operations.

We will incur increased costs as a result of being a public company.

        As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we are no longer an "emerging growth company" as defined under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the JOBS Act, have created uncertainty for public companies and increased costs and time that boards of directors and management must devote to complying with these rules and regulations. The Sarbanes-Oxley Act and related rules of the U.S. Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market regulate corporate governance practices of public companies. We expect compliance with these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. For example, we will be required to adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements.

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We may remain an "emerging growth company" for up to five years. To the extent we use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an "emerging growth company."

        Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to five years.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An "emerging growth company" can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risks Related to Ownership of Our Class A Common Stock

        In this prospectus, we refer to our Class A common stock as "common stock," unless the context otherwise requires.

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

        Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Stock Market, or how liquid that market may become. An active public market for our common stock may not develop or be sustained after the offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

        The initial public offering price for the common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

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  the timing of new restaurant openings and related expense;

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  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

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  labor availability and costs for hourly and management personnel;

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  profitability of our restaurants, especially in new markets;

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  changes in interest rates;

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  increases and decreases in AUVs and comparable restaurant sales;

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  impairment of long-lived assets and any loss on restaurant closures;

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  macroeconomic conditions, both nationally and locally;

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  negative publicity relating to the consumption of seafood or other products we serve;

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  changes in consumer preferences and competitive conditions;

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  expansion to new markets;

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  increases in infrastructure costs; and

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  fluctuations in commodity prices.

        Seasonal factors and the timing of holidays also cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

The price of our common stock may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under "—Risks Related to Our Business and Industry" and the following:

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  our operating performance and the performance of our competitors or restaurant companies in general;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

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  global, national or local economic, legal and regulatory factors unrelated to our performance;

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  the number of shares to be publicly traded after this offering;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  the arrival or departure of key personnel; and

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  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition or results of operations, and those fluctuations could materially reduce our common stock price.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, following this offering could depress the market price of our common stock. Our sponsors, executive officers and directors and certain other equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 180 days (subject to extension) after the date of the final prospectus, except with the prior written consent on behalf of the underwriters. Our amended and restated certificate of incorporation will authorize us to issue up to            shares of

common stock, of which            shares will be outstanding and            shares will be issuable upon the exercise of outstanding stock options. Of the outstanding shares,             shares will be freely tradable after the expiration date of the lock-up agreements, excluding any acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, or the Securities Act. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See "Underwriting."

        In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2010 Stock Incentive Plan and our Employee Stock Purchase Plan. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share because the initial public offering price of $            is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, and directors under our stock option and equity incentive plans. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock prices and trading volume to decline.

Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other holders.

        As of April 2, 2013, Catterton, certain of its affiliates and Argentia beneficially owned in the aggregate shares representing approximately 86% of our outstanding voting power, assuming no conversion of Class B common stock into common stock. Persons associated with Catterton, Argentia and PSPIB currently serve and, following the offering, will continue to serve on our board of directors. Contemporaneous with or shortly following the closing of this offering, Argentia may convert a portion of its shares of Class B common stock into common stock (the "Argentia Conversion") such that following such conversion, Argentia will beneficially own, in the aggregate, shares representing approximately         % of the common stock. After this offering, Catterton and certain of its affiliates will beneficially own, in the aggregate, shares representing approximately        % of our outstanding equity interests and approximately        % of our outstanding voting power, after giving effect to the Argentia Conversion. If the underwriters exercise their over-allotment option in full, after this offering, Catterton and certain of its affiliates will beneficially own, in the aggregate, shares representing approximately        % of our outstanding equity interests and approximately        % of our outstanding voting power, after giving effect to the Argentia

Conversion. After this offering, Argentia will beneficially own, in the aggregate, shares representing approximately        % of our outstanding equity interests and approximately         % of our outstanding voting power, after giving effect to the Argentia Conversion. If the underwriters exercise their over-allotment option in full, after this offering, Argentia will beneficially own, in the aggregate, shares representing approximately        % of our outstanding equity interests and approximately        % of our outstanding voting power, after giving effect to the Argentia Conversion. As a result, Catterton, certain of its affiliates and Argentia could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change in control transactions. The interests of Catterton, certain of its affiliates and Argentia may not always coincide with the interests of the other holders of our common stock.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any cash dividends on our common stock, except for the Class C common stock dividend paid to Argentia, the holder of the one outstanding share of our Class C common stock. In connection with this offering, no dividend on the one outstanding share of our Class C common stock will be paid. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. See "Dividend Policy" and "Certain Relationships and Related Transactions."

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our amended and restated certificate of incorporation and bylaws, and Delaware law, contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. For example, we will have a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding equity interests. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to successfully maintain increases in our comparable restaurant sales and AUVs;

  •
  our ability to successfully execute our growth strategy and open new restaurants that are profitable;

  •
  our projected growth in the number of our restaurants;

  •
  current economic conditions and other economic factors;

  •
  our ability to compete with many other restaurants;

  •
  our reliance on vendors, suppliers and distributors;

  •
  concerns regarding food safety and foodborne illness;

  •
  changes in consumer preferences;

  •
  minimum wage increases and mandated employee benefits that could cause a significant increase in our labor costs;

  •
  failure to secure customers' confidential or credit card information or other private data relating to our employees or our company; and

  •
  the impact of governmental laws and regulations.

        These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

        We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

        We estimate that the net proceeds we receive from this offering will be approximately $             million based on the assumed initial public offering price of $            per share, which is the midpoint of the range included on the cover page of this prospectus after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering from us is exercised, our estimated net proceeds will be approximately $             million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

        We intend to use approximately $             million of the net proceeds we receive from this offering to repay borrowings under our credit facility, which has a maturity date of August 1, 2017 and had an outstanding balance of approximately $100.3 million as of April 2, 2013. As of April 2, 2013, the balance outstanding under our senior term loan was $73.5 million, which bore interest from 3.6% to 3.8% per year and the balance under our revolving line of credit was $26.8 million, which bore interest from 3.8% to 5.5% per year. We intend to use any remaining proceeds for working capital and other general corporate purposes. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our credit facility, and therefore, will receive a portion of the net proceeds of this offering.

 DIVIDEND POLICY

        No dividends have been declared or paid on our shares of equity interests, except for the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock. The dividend paid to Argentia, as the holder of the one outstanding share of Class C common stock, was paid pursuant to the terms of the Class C Dividend Side Letter among us, Argentia and Catterton. Catterton did not receive dividends of any kind. The one outstanding share of Class C common stock will be redeemed at the closing of this offering. We do not anticipate paying any cash dividends on shares of our Class A common stock, or any of our equity interests, in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions" for additional information regarding our financial condition.

CAPITALIZATION

        The following table sets forth our capitalization as of April 2, 2013:

  •
  on an actual basis,

  •
  on a pro forma basis, giving effect to the reclassification of the common stock subject to put options of $3.6 million as of April 2, 2013 to additional paid-in capital and retained earnings, due to the termination of the put rights upon this offering, and

  •
  on an as adjusted basis, giving effect to the following transactions as if they occurred on April 2, 2013:

  •
  (i) a reverse stock split of 1-for-                    of our shares of Class A common stock, which we refer to in this prospectus as our "common stock," and our shares of Class B common stock, effective immediately prior to the completion of this offering and (ii) the redemption of the one share of our outstanding Class C common stock that will occur upon the closing of this offering;

  •
  the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws included as exhibits to the registration statement of which this prospectus forms a part, which we will adopt prior to the completion of this offering;

  •
  excludes (i) 5,104,673 shares of common stock issuable on a pre-reverse split basis upon the exercise of stock options outstanding as of April 2, 2013 and (ii)                         shares of our common stock reserved for future grants under our stock option and stock incentive plans;

  •
  no exercise of the warrant to purchase up to 150,000 shares on a pre-reverse split basis of our Class B common stock held by Fahrenheit 212, LLC, and no change to the 10,905,789 shares of Class B common stock outstanding as of April 2, 2013 other than the reverse stock split described above; and

  •
  (i) no exercise by the underwriters of their option to purchase up to                        additional shares from us and (ii) an initial public offering price of $                per share, the midpoint of the price range set forth on the cover of this prospectus.

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

	As of April 2, 2013
	Actual	Pro-Forma	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$978	$978

Debt, including current portion:
Credit facility(1)	100,259	100,259

Total long-term debt	100,259	100,259
Temporary equity
Common stock subject to put options	3,601	—	—
Stockholders' Equity:
Preferred stock, $0.01 par value per share (5,000,000 and shares authorized, zero and zero shares issued and outstanding, actual and as adjusted)	—	—	—
Class A common stock, $0.01 par value per share (47,000,000 and shares authorized, 29,369,746 and shares issued and outstanding, actual and as adjusted)	294	294
Class B common stock, $0.01 par value per share; (12,000,000 and shares authorized, 10,905,789 and shares issued and outstanding, actual and as adjusted)(2)	109	109
Class C common stock, $0.01 par value per share (one and zero shares authorized, one and zero shares issued and outstanding, actual and as adjusted)	—	—	—
Additional paid-in capital	7,803	10,375	—
Accumulated other comprehensive loss, net of tax	—	—
Retained earnings	3,538	4,567	—

Total stockholders' equity	11,744	15,345	—

Total capitalization	$116,582	$116,582

(1)
We intend to use approximately $         million of the net proceeds from this offering to repay a portion of the borrowings under our credit facility. See "Use of Proceeds."

(2)
The rights of the holders of our Class A common stock and our Class B common stock are identical in all respects, except that our Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock.

DILUTION

        Currently we have, and upon completion of this offering we will have, two classes of equity interests issued and outstanding: Class A common stock, which is being sold in this offering and to which we refer in this prospectus as "common stock," and Class B common stock. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our equity interests exceeds the net tangible book value per share of our equity interests immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our equity interests outstanding. As of April 2, 2013, prior to giving effect to the offering, our net tangible book value was $11.5 million and our net tangible book value per share was $0.29.

        After giving effect to the issuance and sale of the                        shares of common stock offered in this offering and the application of the proceeds of the offering received by us, as described in "Use of Proceeds," based upon an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, our net tangible book value as of April 2, 2013 would have been approximately $             million, or $            per share of equity interest. This represents an immediate increase in net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors in this offering of $            per share. The following table illustrates this per share dilution net tangible book value to new investors after giving effect to this offering:

Assumed initial public offering price per share			$
Net tangible book value per share as of April 2, 2013		$0.29
Increase in net tangible book value per share attributable to new investors	$

Adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net tangible book value by $             million, the net tangible book value per share after this offering by $            and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

        The foregoing table does not reflect options outstanding under our stock option plans or stock options to be granted after the offering. As of April 2, 2013, there were 5,104,673 options outstanding with a weighted average exercise price of $5.24 per share on a pre-reverse split basis.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table summarizes the consolidated historical financial and operating data for the periods indicated. The statements of income data for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010 and the balance sheet data as of January 1, 2013 and January 3, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the statements of income data from the fiscal years ended December 29, 2009 and December 30, 2008 and the balance sheet data as of December 28, 2010, December 29, 2009 and December 30, 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The statements of income data for the quarters ended April 2, 2013 and April 3, 2012 and the balance sheet data as of April 2, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of April 3, 2012 have been derived from our unaudited consolidated financial statements not included in this prospectus. The financial data presented includes all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

        We operate on a 52 or 53 week fiscal year ending on the Tuesday closest to December 31. Fiscal year 2011, which ended on January 3, 2012, contained 53 weeks, and all other fiscal years presented below contained 52 weeks. We refer to our fiscal years as 2012, 2011, 2010, 2009 and 2008. Our fiscal quarters each contain thirteen weeks, with the exception of the fourth quarter of a 53 week fiscal year, which contains fourteen weeks.

	Fiscal Year Ended					Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands, except share and per share data)
Statements of Income Data:
Revenue:
Restaurant revenue	$297,264	$253,467	$218,560	$190,175	$168,534	$80,518	$69,198
Franchising royalties and fees	3,146	2,599	2,272	2,293	1,908	762	690

Total revenue	300,410	256,066	220,832	192,468	170,442	81,280	69,888
Costs and Expenses:
Restaurant Operating Costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	78,997	66,419	56,869	51,487	45,707	21,301	18,230
Labor	89,435	75,472	64,942	56,581	49,775	24,830	20,753
Occupancy	29,323	25,208	21,650	18,652	15,707	8,359	6,936
Other restaurant operating costs	39,241	34,652	29,784	26,074	23,518	11,060	9,553
General and administrative(1)	26,220	23,842	24,921	19,259	18,740	7,235	6,442
Depreciation and amortization	16,719	14,501	13,932	13,315	11,283	4,801	3,732
Pre-opening	3,145	2,327	2,088	1,780	2,401	921	581
Asset disposals, closure costs and restaurant impairments	1,278	1,629	2,815	1,070	1,273	201	180

Total costs and expenses	284,358	244,050	217,001	188,218	168,404	78,708	66,407

Income from operations	16,052	12,016	3,831	4,250	2,038	2,572	3,481
Debt extinguishment expense	2,646	275	—	—	—	—	—
Interest expense	5,028	6,132	1,819	1,840	1,342	1,053	1,284

Income before income taxes	8,378	5,609	2,012	2,410	696	1,519	2,197
Provision (benefit) for income taxes	3,215	1,780	(366)	1,343	553	595	906

Net income	$5,163	$3,829	$2,378	$1,067	$143	$924	$1,291

	Fiscal Year Ended					Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands, except share and per share data)
Earnings per Class A and Class B common share, combined:
Basic	$0.13	$0.10	$0.06	$0.03	*	$0.02	$0.03
Diluted	$0.13	$0.10	$0.05	$0.03	*	$0.02	$0.03
Weighted average Class A and Class B common shares outstanding, combined:
Basic	40,275,536	40,273,306	42,263,534	42,219,853	42,032,607	40,275,536	40,275,536
Diluted	40,321,564	40,273,306	43,720,951	42,281,276	42,334,386	41,026,517	40,278,762
Selected Operating Data:
Company-owned restaurants at end of period	276	239	212	186	166	284	245
Franchise-owned restaurants at end of period	51	45	43	43	37	51	45
Company-owned:
Average unit volumes(2)	$1,178	$1,147	$1,126	$1,098	$1,125	$1,180	$1,161
Comparable restaurant sales(3)	5.2%	4.2%	3.2%	0.4%	5.6%	2.2%	6.8%
Restaurant contribution(4)	$60,268	$51,716	$45,315	$37,381	$33,827	$14,968	$13,726
as a percentage of restaurant revenue	20.3%	20.4%	20.7%	19.7%	20.1%	18.6%	19.8%
EBITDA(5)	$30,125	$26,242	$17,763	$17,565	$13,321	$7,373	$7,213
Adjusted EBITDA(5)	$36,283	$30,488	$26,472	$20,375	$16,681	$8,187	$7,952
as a percentage of revenue	12.1%	11.9%	12.0%	10.6%	9.8%	10.1%	11.4%

	As of
	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008	April 2, 2013	April 3, 2012
	(in thousands)
Balance Sheet Data(6):
Total current assets	$16,154	$12,879	$214,498	$8,727	$11,174	$17,367	$12,246
Total assets	156,995	126,325	311,148	95,764	88,579	166,054	131,177
Total current liabilities	23,760	20,557	213,664	17,342	16,128	24,860	21,026
Total long-term debt	93,731	77,523	77,030	33,838	34,488	99,509	80,153
Total liabilities	142,987	118,802	309,070	67,214	64,931	150,709	122,196
Temporary equity	3,601	2,572	2,572	—	—	3,601	2,572
Total stockholders' equity	10,407	4,951	(494)	28,550	23,648	11,744	6,409

*
Not meaningful.

(1)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization. 2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 each included $250,000 of management fee expense, in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock. The one share of Class C common stock will be redeemed upon the closing of this offering.

(2)
AUVs consist of average annualized sales of all company-owned restaurants over the trailing 12 periods in a typical operating year.

(3)
Comparable restaurant sales represent year-over-year sales for restaurants open for at least 18 full periods.

(4)
Restaurant contribution represents restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs.

(5)
EBITDA and adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by US GAAP, and our calculation thereof may not be comparable to that reported by other companies. These measures are presented because we believe that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for evaluating our ongoing results of operations.

EBITDA is calculated as net income before interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below.

EBITDA and adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash charges such as depreciation and amortization expenses and asset disposals, closure costs and restaurant impairments and (ii) we use adjusted EBITDA internally as a benchmark for certain of our cash incentive plans and to evaluate our operating performance or compare our performance to that of our competitors. The use of adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our US GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and income tax rates) and differences in book depreciation of property, plant and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of these foregoing variations. Adjusted EBITDA as presented may not be comparable to other similarly-titled measures of other companies, and our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by excluded or unusual items.

  Because of these limitations, EBITDA and adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with US GAAP. We compensated for these limitations by relying primarily on our US GAAP results and using EBITDA and adjusted EBITDA only supplementally. Our management recognizes that EBITDA and adjusted EBITDA have limitations as analytical financial measures, including the following:

  •
  EBITDA and adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

  •
  EBITDA and adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

  •
  EBITDA and adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and do not reflect cash requirements for such replacements;

  •
  Adjusted EBITDA does not reflect the cost of stock-based compensation; and

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

  A reconciliation of net income to EBITDA and adjusted EBITDA is provided below:

	Fiscal Year Ended					Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008	April 2, 2013	April 3, 2012
	(in thousands)
Net income	$5,163	$3,829	$2,378	$1,067	$143	$924	$1,291
Depreciation and amortization	16,719	14,501	13,932	13,315	11,283	4,801	3,732
Interest expense	5,028	6,132	1,819	1,840	1,342	1,053	1,284
Provision for income taxes	3,215	1,780	(366)	1,343	553	595	906

EBITDA	$30,125	$26,242	$17,763	$17,565	$13,321	$7,373	$7,213
Debt extinguishment expense	2,646	275	—	—	—
Asset disposals, closure costs and restaurant impairment	1,278	1,629	2,815	1,070	1,273	201	180
Management fees(a)	1,000	1,014	—	—	—	250	250
Stock-based compensation expense(b)	1,234	1,328	5,894	1,740	2,087	363	309

Adjusted EBITDA	$36,283	$30,488	$26,472	$20,375	$16,681	$8,187	$7,952

(a)
2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 each included $250,000 of management fee expense, in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

(b)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization.
(6)
As of December 28, 2010 the consolidated balance sheet included $189.4 million in restricted cash and current liabilities that were temporarily held due to timing of the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Special Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus.

        We operate on a 52 or 53 week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2012 and 2010, which ended on January 1, 2013 and December 28, 2010, respectively, each contained 52 weeks. Fiscal year 2011, which ended on January 3, 2012, contained 53 weeks. We refer to our fiscal years as 2012, 2011 and 2010. Our fiscal quarters each contained 13 operating weeks, with the exception of the fourth quarter of 2011, which had 14 operating weeks.

NOODLES & COMPANY
 A World of Flavors Under One Roof

Highlights and Trends

        Restaurant Development.    New restaurants have contributed substantially to our revenue growth, and in 2012 we opened 39 new company-owned restaurants and six franchise restaurants. We also had one restaurant relocation and one closure, resulting in a net increase of 43 restaurants. Our growth rate of 15.1% in 2012 continued a track record of over 10% annual restaurant growth for each of the past 10 years. In 2013 we anticipate opening between 38 and 42 company-owned restaurants and between six and eight franchise restaurants, including the 16 company-owned restaurants and one franchise restaurant opened as of May 28, 2013.

        Comparable Restaurant Sales.    Comparable restaurant sales increased by 5.4% system wide in 2012, which was comprised primarily of traffic growth and a 1.3% menu price increase. The restaurant industry is impacted significantly by trends in consumer spending, and due to the uncertain economic environment, combined with our own difficult year-over-year comparisons, we may not experience such robust comparable restaurant sales growth in 2013.

        Your World Kitchen.    In 2012, we began using "Your World Kitchen" to describe the breadth of our offering and our customers' dining experience. We believe this description captures the breadth of our menu and defines our customers' experience. Restaurants that tested this interior signage saw an increase in AUVs and we recently completed installation in all of our company-owned restaurants.

Key Measures We Use to Evaluate Our Performance

        To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include revenue, AUVs, comparable restaurant sales, restaurant contribution, EBITDA and adjusted EBITDA.

Revenue

        Restaurant revenue represents sales of food and beverages in company-owned restaurants. Several factors affect our restaurant revenue in any period, including the number of restaurants in operation and per restaurant sales.

        Franchise royalties and fees represent royalty income and initial franchise fees. While we expect that the majority of our revenue and net income growth will be driven by company-owned restaurants, our franchise restaurants remain an important part of our financial success.

Average Unit Volumes

        AUVs consist of the average annualized sales of all company-owned restaurants for the trailing 12 periods over a certain time frame. AUVs are calculated by dividing restaurant revenue by the number of operating days within each time period and multiplying by 361, which is equal to the number of operating days we have in a typical year. This measurement allows management to assess changes in consumer traffic and per person spending patterns at our restaurants.

Comparable Restaurant Sales

        Comparable restaurant sales refer to year-over-year sales comparisons for the comparable restaurant base. We define the comparable restaurant base to include restaurants open for at least 18 full periods. As of 2012, 2011 and 2010, there were 216, 192 and 174 restaurants, respectively, in our comparable restaurant base. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded. Comparable restaurant sales growth is generated by increases in traffic, which we calculate as the number of entrees sold, or changes in per person spend, calculated as sales divided by traffic. Per person spend can be influenced by changes in menu prices and the mix and number of items sold per person.

        While we believe most of our increases in restaurant revenue will come from opening new restaurants, we will continue to focus on ways to increase comparable restaurant sales. For additional information about how we intend to do that, see the discussion at "Business—Improving Our Performance."

        Measuring our comparable restaurant sales allows us to evaluate the performance of our existing restaurant base. Various factors impact comparable restaurant sales, including:

  •
  consumer recognition of our brand and our ability to respond to changing consumer preferences;

  •
  overall economic trends, particularly those related to consumer spending;

  •
  our ability to operate restaurants effectively and efficiently to meet consumer expectations;

  •
  pricing;

  •
  per person spend and average check amount;

  •
  marketing and promotional efforts;

  •
  local competition;

  •
  trade area dynamics;

  •
  introduction of new and seasonal menu items and LTOs; and

  •
  opening of new restaurants in the vicinity of existing locations.

        As a result of the 53-week fiscal year 2011, our fiscal year 2012 began one week later than our fiscal year 2011. Consistent with common industry practice, we present comparable restaurant sales on a calendar-adjusted basis that aligns current year sales weeks with comparable periods in the prior year, regardless of whether they belong to the same fiscal period or not. Since opening new company-owned and franchise restaurants is an important part of our growth strategy, and we anticipate new restaurants will be a significant component of our revenue growth, comparable restaurant sales are only one measure of how we evaluate our performance.

Restaurant Contribution

        Restaurant contribution is defined as restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs. We expect restaurant contribution to increase in proportion to the number of new restaurants we open and our comparable restaurant sales growth. Fluctuations in restaurant contribution margin can also be attributed to those factors discussed above for the components of restaurant operating costs.

EBITDA and Adjusted EBITDA

        We define EBITDA as net income before interest expense, provision (benefit) for income taxes and depreciation and amortization. We define adjusted EBITDA as net income before interest expense, debt extinguishment expense, provision (benefit) for income taxes, asset disposals, closure costs and restaurant impairments, depreciation and amortization, stock-based compensation and management fees.

        EBITDA and Adjusted EBITDA provides clear pictures of our operating results by eliminating certain non-cash expenses that are not reflective of the underlying business performance. We use these metrics to facilitate a comparison of our operating performance on a consistent basis from period to period and to analyze the factors and trends affecting our business.

        The following table presents a reconciliation of net income to EBITDA and adjusted EBITDA:

	Fiscal Year Ended					Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	December 29, 2009	December 30, 2008	April 2, 2013 (unaudited)	April 3, 2012 (unaudited)
	(in thousands)
Net income	$5,163	$3,829	$2,378	$1,067	$143	$924	$1,291
Depreciation and amortization	16,719	14,501	13,932	13,315	11,283	4,801	3,732
Interest expense	5,028	6,132	1,819	1,840	1,342	1,053	1,284
Provision (benefit) for income taxes	3,215	1,780	(366)	1,343	553	595	906

EBITDA	$30,125	$26,242	$17,763	$17,565	$13,321	$7,373	$7,213
Debt extinguishment expense	2,646	275	—	—	—	—	—
Asset disposals, closure costs and restaurant impairment	1,278	1,629	2,815	1,070	1,273	201	180
Management fees(a)	1,000	1,014	—	—	—	250	250
Stock-based compensation expense	1,234	1,328	5,894	1,740	2,087	363	309

Adjusted EBITDA	$36,283	$30,488	$26,472	$20,375	$16,681	$8,187	$7,952

(a)
2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 each included $250,000 of management fee expense in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

(b)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization.

Key Financial Definitions

Cost of Sales

        Cost of sales includes the direct costs associated with the food, beverage and packaging of our menu items. Cost of sales also includes any costs related to discounted menu items. Cost of sales is a substantial expense and can be expected to grow proportionally as our restaurant revenue grows. Fluctuations in cost of sales are caused primarily by volatility in the cost of commodity food items and related contracts for such items. Other important factors causing fluctuations in cost of sales include seasonality, discounting activity and restaurant level management of food waste.

Labor Costs

        Labor costs include wages, payroll taxes, workers' compensation expense, benefits and bonuses paid to our management teams. Like other expense items, we expect labor costs to grow proportionally as our restaurant revenue grows. Factors that influence fluctuations in our labor costs include minimum wage and payroll tax legislation, the frequency and severity of workers' compensation claims, health care costs and the performance of our restaurants.

Occupancy Costs

        Occupancy costs include rent, common area maintenance and real estate tax expense related to our restaurants and is expected to grow proportionally as we open new restaurants.

Other Restaurant Operating Costs

        Other restaurant operating costs include the costs of utilities, restaurant-level marketing, credit card processing fees, restaurant supplies, repairs and maintenance and other restaurant operating costs. Like other costs, it is expected to grow proportionally as restaurant revenue grows.

General and Administrative Expense

        General and administrative expense is composed of payroll, other compensation, travel, marketing, accounting fees, legal fees and other expenses related to the infrastructure required to support our restaurants. General and administrative expense also includes the non-cash stock compensation expense related to our employee stock incentive plan. General and administrative expense can be expected to grow as we grow, including incremental legal, accounting, insurance and other expenses incurred as a public company.

Depreciation and Amortization

        Our principal depreciation and amortization charges relate to depreciation of fixed assets, including leasehold improvements and equipment, from restaurant construction and ongoing maintenance.

Pre-Opening Costs

        Pre-opening costs relate to the costs incurred prior to the opening of a restaurant. These include management labor costs, staff labor costs during training, food and supplies utilized during training, marketing costs and other related pre-opening costs. Pre-opening costs also include rent recorded between date of possession and opening date for our restaurants.

Asset Disposals, Closure Costs and Restaurant Impairments

        Asset disposals, closure costs and restaurant impairments include the loss on disposal of assets related to retirements and replacement of leasehold improvements or equipment, non-cash restaurant closure and impairment charges.

Debt Extinguishment

        In July 2012, we amended our credit facility to extend the maturity date and to reduce interest rates on borrowings. As a result of this amendment, a portion of the existing and new fees were treated as debt extinguishment. In 2011, we wrote off debt issuance costs related to our credit facility.

Interest Expense

        Interest expense consists primarily of interest on our outstanding indebtedness. Debt issuance costs are amortized at cost over the life of the related debt.

Provision for Income Taxes

        Provision for income taxes consists of federal, state and local taxes on our income.

Restaurant Openings, Closures and Relocations

        The following table shows restaurants opened, closed or relocated in the years indicated.

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013	April 3, 2012
Company-Owned Restaurant Activity
Beginning of period	239	212	186	276	239
Openings	39	28	28	9	6
Closures and relocations(1)	(2)	(1)	(2)	(1)	—

Restaurants at end of period	276	239	212	284	245

Franchise Restaurant Activity
Beginning of period	45	43	43	51	45
Openings	6	2	—	—	—
Closures and relocations(1)	—	—	—	—	—

Restaurants at end of period	51	45	43	51	45

Total restaurants	327	284	255	335	290

(1)
We account for relocated restaurants under both restaurant openings and closures and relocations. During both 2012 and 2010 we closed one restaurant and relocated another restaurant. In fiscal 2011 and the first quarter of 2013, we closed one restaurant at the end of its lease term.

Results of Operations

        The following table summarizes key components of our results of operations for the periods indicated as a percentage of our total revenue, except for the components of restaurant operating costs, which are expressed as a percentage of restaurant revenue. Fiscal years 2012 and 2010 contained 52 operating weeks and fiscal year 2011 contained 53 operating weeks. Each fiscal quarter contained 13 weeks.

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013	April 3, 2012
Revenue:
Restaurant revenue	99.0%	99.0%	99.0%	99.1%	99.0%
Franchising royalties and fees	1.0	1.0	1.0	0.9	1.0

Total revenue	100.0	100.0	100.0	100.0	100.0
Costs and Expenses:
Restaurant Operating Costs (exclusive of depreciation and amortization shown separately below):(1)
Cost of sales	26.6	26.2	26.0	26.5	26.3
Labor	30.1	29.8	29.7	30.8	30.0
Occupancy	9.9	9.9	9.9	10.4	10.0
Other restaurant operating costs	13.2	13.7	13.6	13.7	13.8
General and administrative(2)	8.7	9.3	11.3	8.9	9.2
Depreciation and amortization	5.6	5.7	6.3	5.9	5.3
Pre-opening	1.0	0.9	0.9	1.1	0.8
Asset disposals, closure costs and restaurant impairments	0.4	0.6	1.3	0.2	0.3

Total costs and expenses	94.7	95.3	98.3	96.8	95.0

Income from operations	5.3	4.7	1.7	3.2	5.0
Debt extinguishment expense	0.9	0.1	—	—	—
Interest expense	1.7	2.4	0.8	1.3	1.8

Income before income taxes	2.8	2.2	0.9	1.9	3.1
Provision (benefit) for income taxes	1.1	0.7	(0.2)	0.7	1.3

Net income	1.7%	1.5%	1.1%	1.1%	1.8%

(1)
As a percentage of restaurant revenue.

(2)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization. 2012 and 2011 each included $1.0 million of management fee expense and the first quarter of 2013 and 2012 included $250,000 of management fee expense, in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

Fiscal Quarter Ended April 2, 2013, compared to Fiscal Quarter Ended April 3, 2012

        Our fiscal quarters each contain thirteen weeks with the exception of the fourth quarter of a 53 week fiscal year, which contains fourteen weeks. The table below presents our unaudited operating results for the first quarter of 2013 and 2012, and the related quarter-over-quarter changes:

	Fiscal Quarter Ended
			Increase/ (Decrease)
	April 2, 2013	April 3, 2012
			$	%
	(in thousands, except percentages)
Statements of Income Data:
Revenue:
Restaurant revenue	$80,518	$69,198	$11,320	16.4%
Franchising royalties and fees	762	690	72	10.4

Total revenue	81,280	69,888	11,392	16.3
Costs and expenses:
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	21,301	18,230	3,071	16.8
Labor	24,830	20,753	4,077	19.6
Occupancy	8,359	6,936	1,423	20.5
Other restaurant operating costs	11,060	9,553	1,507	15.8
General and administrative	7,235	6,442	793	12.3
Depreciation and amortization	4,801	3,732	1,069	28.6
Pre-opening	921	581	340	58.5
Asset disposals, closure costs and restaurant impairments	201	180	21	11.7

Total costs and expenses	78,708	66,407	12,301	18.5

Income from operations	2,572	3,481	(909)	(26.1)
Interest expense	1,053	1,284	(231)	(18.0)

Income before income taxes	1,519	2,197	(678)	(30.9)
Provision for income taxes	595	906	(311)	(34.3)

Net income	$924	$1,291	$(367)	(28.4)%

Revenue

        Restaurant revenue increased by $11.3 million in the first quarter of 2013 compared to the same period of 2012. Restaurants not in the comparable restaurant base accounted for $9.9 million of this increase, with the balance attributed to growth in comparable restaurant sales. Comparable restaurant sales increased by $1.4 million, or 2.2% in the first quarter of 2013 compared to the same period in 2012, composed primarily of increases in traffic at our comparable base restaurants.

        Franchise royalties and fees increased by $72,000 due to additional restaurant sales from the six franchise restaurants opened in 2012.

Cost of Sales

        Cost of sales increased by $3.1 million in the first quarter of 2013 compared to the same period of 2012, due primarily to the increase in restaurant revenue in the first quarter of 2013. As a percentage of restaurant revenue, cost of sales increased to 26.5% in the first quarter of 2013 from 26.3% in first quarter of 2012. The increase in cost of sales was the result of food cost inflation, partially offset by a minimal increase in menu pricing.

Labor Costs

        Labor costs increased by $4.1 million in the first quarter of 2013 compared to the same period of 2012, due primarily to the increase in restaurant revenue in the first quarter of 2013. As a percentage of restaurant revenue, labor costs increased to 30.8% in the first quarter of 2013 from 30.0% in the first quarter of 2012. The increase in labor cost percentage was driven by increased health insurance expense and workers compensation expense, offset partially by increases in AUVs.

Occupancy Costs

        Occupancy costs increased by $1.4 million in the first quarter of 2013 compared to the first quarter of 2012, due primarily to 39 net restaurants opened since the first quarter of 2012. Occupancy costs as a percentage of restaurant revenue increased to 10.4% in the first quarter of 2013, compared to 10.0% in the first quarter of 2012. The increase was due to new restaurant occupancy costs relative to comparable base restaurants and the loss of sales due to a holiday shift in the first quarter of 2013.

Other Restaurant Operating Costs

        Other restaurant operating costs increased by $1.5 million in the first quarter of 2013 compared to the first quarter of 2012, due primarily to increased restaurant revenue in the first quarter of 2013. As a percentage of restaurant revenue, other restaurant operating costs declined to 13.7% in the first quarter of 2013 from 13.8% in the first quarter of 2012. The decline as a percentage of restaurant revenue was the result of leverage on increased AUVs on partially fixed costs.

General and Administrative Expense

        General and administrative expense increased by $0.8 million in the first quarter of 2013 compared to the first quarter of 2012, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general administrative expense decreased to 8.9% in the first quarter of 2013 from 9.2% in the first quarter of 2012 due to increasing revenue without proportionate increases in general and administrative costs or administrative personnel. General and administrative expense includes $0.4 million and $0.3 million of stock-based compensation expense in the first quarter of 2013 and 2012, respectively and $0.3 million of management fees in the first quarter of both 2013 and 2012.

        In conjunction with the closing of this offering, we will recognize approximately $1.5 million of non-cash stock-based compensation expense related to accelerated vesting of the majority of our unvested outstanding stock options.

Depreciation and Amortization

        Depreciation and amortization increased by $1.1 million in the first quarter of 2013 compared to the first quarter of 2012, due primarily to the increase in the number of restaurants. As a percentage of revenue, depreciation and amortization increased to 5.9% in the first quarter of 2013, compared to 5.3% in the first quarter of 2012 due to depreciation on new restaurants and initiatives, partially offset by leverage on increased AUVs.

Pre-Opening Costs

        Pre-opening costs increased by $0.3 million in the first quarter of 2013 compared to the first quarter of 2012, due to an increase in the number of restaurants opened in the quarter as well as increased pre-opening costs for restaurants scheduled to open in the subsequent quarter when compared to 2012. As a percentage of revenue, pre-opening costs increased to 1.1% in the first quarter of 2013 compared to 0.8% in the first quarter of 2012 due to the timing of restaurant openings.

Asset Disposals, Closure Costs and Restaurant Impairments

        Asset disposals, closure costs and restaurant impairments increased by $21,000 in the first quarter of 2013 compared to the first quarter of 2012 due primarily to disposal of assets related to standard asset replacements and initiatives.

Interest Expense

        Interest expense decreased by $0.2 million in the first quarter of 2013 compared to the same period of 2012. The decrease was driven by more favorable borrowing rates in the first quarter of 2013 compared to the first quarter of 2012, offset by higher average borrowings.

Provision for Income Taxes

        Provision for income taxes decreased by $0.3 million in the first quarter of 2013 compared to the first quarter of 2012 primarily due to a decrease in pre-tax net income in the first quarter of 2013 from the comparable quarter of 2012.

Fiscal Year Ended January 1, 2013 compared to Fiscal Year Ended January 3, 2012

        Fiscal year 2012 contained 52 operating weeks and fiscal year 2011 contained 53 operating weeks. The table below presents our operating results for 2012 and 2011, and the related year-over-year changes:

	Fiscal Year Ended
			Increase / (Decrease)
	January 1, 2013	January 3, 2012
			$	%
	(in thousands, except percentages)
Statements of Income Data:
Revenue:
Restaurant revenue	$297,264	$253,467	$43,797	17.3%
Franchising royalties and fees	3,146	2,599	547	21.0

Total revenue	300,410	256,066	44,344	17.3
Costs and Expenses:
Restaurant Operating Costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	78,997	66,419	12,578	18.9
Labor	89,435	75,472	13,963	18.5
Occupancy	29,323	25,208	4,115	16.3
Other restaurant operating costs	39,241	34,652	4,589	13.2
General and administrative(1)	26,220	23,842	2,378	10.0
Depreciation and amortization	16,719	14,501	2,218	15.3
Pre-opening	3,145	2,327	818	35.2
Asset disposals, closure costs and restaurant impairments	1,278	1,629	(351)	(21.5)

Total costs and expenses	284,358	244,050	40,308	16.5

Income from operations	16,052	12,016	4,036	33.6
Debt extinguishment expense	2,646	275	2,371	*
Interest expense	5,028	6,132	(1,104)	(18.0)

Income before income taxes	8,378	5,609	2,769	49.4
Provision for income taxes	3,215	1,780	1,435	80.6

Net income	$5,163	$3,829	$1,334	34.8%

*
Not meaningful.

(1)
2012 and 2011 each included $1.0 million of management fee expense in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

Revenue

        Restaurant revenue increased by $43.8 million in 2012 compared to 2011. Restaurants not in the comparable restaurant base accounted for $30.8 million of this increase, with the balance attributed to growth in comparable restaurant sales. Comparable restaurant sales increased by $13.0 million or 5.2% in 2012, composed primarily of increases in traffic at our comparable base restaurants.

        Franchise royalties and fees increased by $0.5 million due to six new restaurant openings and increased comparable restaurant sales of 6.2% during 2012.

        The impact of 2011 having an additional operating week was approximately $4.8 million in total revenue.

Cost of Sales

        Cost of sales increased by $12.6 million in 2012 compared to 2011, due primarily to the increase in restaurant revenue in 2012. As a percentage of restaurant revenue, cost of sales increased to 26.6% in 2012 from 26.2% in 2011. This increase was primarily the result of food cost inflation, partially offset by a minimal increase in menu pricing.

Labor Costs

        Labor costs increased by $14.0 million in 2012 compared to 2011, due primarily to the increase in restaurant revenue in 2012. As a percentage of restaurant revenue, labor costs increased to 30.1% in 2012 from 29.8% in 2011. The increase in labor cost percentage was driven by increased workers' compensation expense and payroll tax rates, offset partially by increases in AUVs.

Occupancy Costs

        Occupancy costs increased by $4.1 million in 2012 compared to 2011, due primarily to new restaurants opened in each of these years. As a percentage of restaurant revenue, occupancy costs remained constant year-over-year at 9.9%. Increases in common area maintenance, real estate tax and new restaurant occupancy costs relative to comparable base restaurants were offset by leverage from increased AUVs.

Other Restaurant Operating Costs

        Other restaurant operating costs increased by $4.6 million in 2012 compared to 2011, due primarily to the increase in restaurant revenue in 2012. As a percentage of restaurant revenue, other restaurant operating costs declined to 13.2% in 2012 from 13.7% in 2011. The decrease in other restaurant operating cost percentage was the result of leverage of increased AUVs on partially fixed costs, as well as lower than typical utility costs due to a mild winter in early 2012.

General and Administrative Expense

        General and administrative expense increased by $2.4 million in 2012 compared to 2011, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general and administrative expense decreased to 8.7% in 2012 from 9.3% in 2011 due to increasing revenue without proportionate increases in general and administrative expense or administrative personnel. General and administrative expense includes $1.2 million and $1.3 million of stock-based compensation expense in 2012 and 2011, respectively, and $1.0 million of management fees in both 2012 and 2011.

Depreciation and Amortization

        Depreciation and amortization increased by $2.2 million in 2012 compared to 2011, due primarily to an increased number of restaurants. As a percentage of revenue, depreciation and amortization decreased to 5.6% in 2012 from 5.7% in 2011, due to leverage of increased AUVs.

Pre-Opening Costs

        Pre-opening costs increased by $0.8 million in 2012 compared to 2011, due to 39 restaurant openings in 2012, compared to 28 in 2011. As a percentage of revenue, pre-opening costs increased to 1.0% in 2012 compared to 0.9% in 2011 due to the increased rate of restaurant unit growth.

Asset Disposals, Closure Costs and Restaurant Impairments

        Asset disposals, closure costs and restaurant impairments decreased by $0.4 million in 2012 compared to 2011 due primarily to the impairment of one restaurant in 2011, resulting in $0.7 million of expense. The decrease was offset by the lease termination and other related closing costs of one restaurant closed in 2012.

Debt Extinguishment

        Debt extinguishment expense was $2.6 million in 2012, as a result of an amendment to our credit facility to extend the maturity date to July 2017 and reduced interest rates on borrowings. A portion of the existing and new fees were treated as debt extinguishment, which resulted in a non-cash write-off of $2.3 million. In 2011, we wrote off $0.3 million of debt issuance costs related to our credit facility.

Interest Expense

        Interest expense decreased by $1.1 million in 2012 compared to 2011. The decrease was primarily due to the favorable borrowing rates resulting from the 2012 amendment to our credit facility, partially offset by increased borrowings to fund our capital expenditures.

Provision for Income Taxes

        Provision for income taxes increased by $1.4 million in 2012 compared to 2011, due to the increase in pre-tax net income in 2012 and an increase to our effective income tax rate.

Fiscal Year Ended January 3, 2012 compared to Fiscal Year Ended December 28, 2010

        Fiscal year 2011 contained 53 operating weeks and fiscal year 2010 contained 52 operating weeks. The table below presents our operating results for 2011 and 2010, and the related year-over-year changes:

	Fiscal Year Ended
			Increase / (Decrease)
	January 3, 2012	December 28, 2010
			$	%
	(in thousands, except percentages)
Statements of Income Data:
Revenue:
Restaurant revenue	$253,467	$218,560	$34,907	16.0%
Franchising royalties and fees	2,599	2,272	327	14.4

Total revenue	256,066	220,832	35,234	16.0
Costs and Expenses:
Restaurant Operating Costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	66,419	56,869	9,550	16.8
Labor	75,472	64,942	10,530	16.2
Occupancy	25,208	21,650	3,558	16.4
Other restaurant operating costs	34,652	29,784	4,868	16.3
General and administrative(1)	23,842	24,921	(1,079)	(4.3)
Depreciation and amortization	14,501	13,932	569	4.1
Pre-opening	2,327	2,088	239	11.4
Asset disposals, closure costs and restaurant impairments	1,629	2,815	(1,186)	(42.1)

Total costs and expenses	244,050	217,001	27,049	12.5%

Income from operations	12,016	3,831	8,185	*
Debt extinguishment expense	275	—	275	*
Interest expense	6,132	1,819	4,313	*

Income before income taxes	5,609	2,012	3,597	*
Provision (benefit) for income taxes	1,780	(366)	2,146	*

Net income	$3,829	$2,378	$1,451	61.0%

*
Not meaningful.

(1)
2010 included $3.7 million of non-cash stock-based compensation expense and $0.3 million of expense for our portion of payroll taxes related to the 2010 Equity Recapitalization. See Note 2 of our consolidated financial statements, Equity Recapitalization. 2012 and 2011 each included $1.0 million of management fee expense in accordance with our management services agreement and through the Class C common stock dividend paid to the holder of the one outstanding share of our Class C common stock.

Revenue

        Restaurant revenue increased by $34.9 million in 2011 compared to 2010. Restaurants not in the comparable restaurant base accounted for $25.8 million of this increase, with the balance attributed to growth in comparable restaurant sales. Comparable restaurant sales increased by $9.1 million, or 4.2% in 2011, composed primarily of increases in traffic at our comparable base restaurants. The impact of fiscal 2011 having an additional operating week was approximately $4.8 million in total revenue.

        Franchise royalties and fees increased by $0.3 million due to two new restaurant openings and a 7.6% increase in comparable restaurant sales.

Cost of Sales

        Cost of sales increased by $9.6 million in 2011 compared to 2010, due primarily to the increase in restaurant revenue in 2011. As a percentage of restaurant revenue, cost of sales increased to 26.2% in 2011 from 26.0% in 2010. This increase was primarily the result of food cost inflation, partially offset by a minimal increase in menu pricing.

Labor Costs

        Labor costs increased by $10.5 million in 2011 compared to 2010, due primarily to the increase in restaurant revenue in 2011. As a percentage of restaurant revenue, labor costs increased to 29.8% in 2011 from 29.7% in 2010. The increase in labor cost percentage of restaurant revenue was driven by increased workers' compensation expense and payroll tax rates, offset partially by increased AUVs.

Occupancy Costs

        Occupancy costs increased by $3.6 million in 2011 compared to 2010, due primarily to new restaurants opened in each year. As a percentage of restaurant revenue, occupancy costs remained constant year-over-year at 9.9%. Increases from common area maintenance, real estate tax and new restaurant occupancy costs relative to comparable base restaurants were offset by leverage from increased AUVs.

Other Restaurant Operating Costs

        Other restaurant operating costs increased by $4.9 million in 2011 compared to 2010, due primarily to increased restaurant revenue. As a percentage of restaurant revenue, other restaurant operating costs increased to 13.7% in 2011 from 13.6% in 2010, due primarily to increased credit card processing fees partially offset by increased AUVs.

General and Administrative Expense

        General and administrative expense decreased by $1.1 million in 2011 compared to 2010. The decrease is due primarily to $3.7 million in non-cash stock-based compensation charges which occurred in 2010 and did not repeat in 2011, offset by $1.0 million in management fee expense in 2011 which did not exist in 2010. Excluding these items, general and administrative expense increased by $1.6 million in 2011 compared to 2010, due primarily to costs associated with supporting an increased number of restaurants. As a percentage of revenue, general and administrative expense decreased to 9.3% in 2011 from 11.3% in 2010, primarily due to the decrease in stock-based compensation and increasing revenue without proportionate increases in general and administrative expense or administrative personnel.

Depreciation and Amortization

        Depreciation and amortization expense increased by $0.6 million in 2011 compared to 2010, due primarily to the increase in number of restaurants. As a percentage of revenue, depreciation and amortization decreased to 5.7% in 2011 from 6.3% in 2010, primarily due to leverage of increased AUVs and certain assets being fully depreciated.

Pre-Opening Costs

        Pre-opening costs increased by $0.2 million in 2011 compared to 2010. This increase was due to the recording of pre-opening rent in the fourth quarter of 2011 for those restaurants that opened in the first quarter of 2012. As a percentage of revenue, pre-opening costs were constant year-over-year at 0.9%.

Asset Disposals, Closure Costs and Restaurant Impairments

        Asset disposals, closure costs and restaurant impairments decreased by $1.2 million in 2011 compared to 2010 due primarily to the impairment of three restaurants in 2010, compared to the impairment of one restaurant in 2011.

Debt Extinguishment Expense

        We wrote off $0.3 million of debt extinguishment expense related to our credit facility.

Interest Expense

        Interest expense increased by $4.3 million in 2011 compared to 2010. The increase was due to higher interest rates and higher average debt outstanding in 2011 compared to 2010. In February of 2011, we refinanced our credit facility, resulting in increased borrowing capacity and higher interest rates. We also received bridge financing in the 2010 Equity Recapitalization, resulting in non-cash paid-in-kind interest ("PIK") charges in 2011 of $0.9 million.

Provision for Income Taxes

        Provision for income taxes increased by $2.1 million in 2011 compared to 2010 primarily due to the impact of the 2010 Equity Recapitalization on our income tax provision in 2010.

Quarterly Financial Data

        The following table presents select historical quarterly consolidated statements of operations data and other operations data through April 2, 2013. This quarterly information has been prepared using our unaudited consolidated financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods.

	Quarter Ended
	April 2, 2013	Jan. 1, 2013	Oct. 2, 2012	July 3, 2012	April 3, 2012	Jan. 3, 2012	Sept. 27, 2011	June 28, 2011
	(in thousands)
Total revenue	$81,280	$77,929	$77,099	$75,494	$69,888	$70,491	$64,530	$62,992

Net income	924	1,559	133	2,180	1,291	(66)	1,995	1,720

Selected Operating Data:
Company-owned restaurants at end of period	284	276	261	253	245	239	219	216
Franchise-owned restaurants at end of period	51	51	48	46	45	45	44	43
Company-owned:
Average unit volumes(1)	1,180	1,178	1,175	1,170	1,161	1,147	1,137	1,130
Comparable restaurant sales(2)	2.2%	4.2%	3.4%	6.8%	6.8%	5.4%	5.2%	2.0%
Restaurant contribution as a percentage of restaurant revenue(3)	18.6%	20.3%	20.0%	20.9%	19.8%	19.9%	21.2%	21.6%

(1)
AUVs consist of average annualized sales of all company-owned restaurants over the trailing 12 periods in a typical operating year.

(2)
Comparable restaurant sales represent year-over-year sales for restaurants open for at least 18 full periods.

(3)
Restaurant contribution represents restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs.

        Seasonal factors cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly.

Liquidity and Capital Resources

Potential Impacts of Market Conditions on Capital Resources

        We have continued to experience positive trends in consumer traffic and increases in comparable restaurant sales, operating cash flows and restaurant contribution margin. However, the restaurant industry continues to be challenged and uncertainty exists as to the sustainability of these favorable trends. We have continued to implement various cost savings initiatives, including savings in our food costs through waste reduction and efficiency initiatives in our supply chain and labor costs. We have developed new menu items to appeal to consumers and used marketing campaigns to promote these items.

        We believe that expected cash flow from operations, proceeds from this offering and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 12 periods. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow and our ability to manage costs and working capital successfully.

Summary of Cash Flows

        Our primary sources of liquidity and cash flows are operating cash flows and borrowings on our revolving line of credit. We use this cash to fund capital expenditures for new restaurant openings, reinvest in our existing restaurants, invest in infrastructure and information technology and maintain working capital. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have at least 30 days to pay our vendors.

        Cash flows from operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013	April 3, 2012
	(in thousands)
Net cash provided by operating activities	$32,069	$27,922	$24,605	$7,961	$6,099
Net cash used in investing activities	(47,384)	(30,047)	(26,933)	(13,342)	(8,742)
Net cash provided by (used in) financing activities	15,373	(10,654)	15,215	5,778	2,582

Cash and cash equivalents at the end of period(1)	$581	$523	$13,302	$978	$462

(1)
Cash and cash equivalents for the year ended December 28, 2010 reflected cash received and unpaid related to the 2010 Equity Recapitalization.

Operating Activities

        In the first quarter of 2013, net cash provided by operating activities increased by $1.9 million from the first quarter of 2012. Cash generated by increased restaurant revenue accounted for the majority of this change.

        Net cash provided by operating activities increased in 2012 from 2011 primarily due to an increase in cash generated from restaurant operations as a result of comparable restaurant sales increases, a decrease in cash paid for interest, which was $4.4 million in 2012 compared to $5.2 million in 2011 and also higher non-cash costs, such as depreciation and amortization, provision for income taxes and write-off of debt issuance costs.

        In 2011, net cash provided by operating activities also increased from 2010, primarily due to an increase in cash generated from restaurant operations as a result of comparable restaurant sales increases and normal increases in operating assets and liabilities, offset by an increase in cash paid for interest, which was $5.2 million in 2011 and $1.6 million in 2010.

Investing Activities

        Cash used to fund new restaurant capital expenditures for nine new restaurant openings and the roll out of "Your World Kitchen" merchandising drove the increase in net cash used in investing activities in the first quarter of 2013.

        Net cash used in investing activities was related almost entirely to new restaurant capital expenditures in 2012, 2011 and 2010, for the opening of 39, 28 and 28 restaurants, respectively. In addition to our standard refresh and remodel investments in 2012, we also invested additional funds in our existing restaurant base as we rolled out our "Your World Kitchen" merchandising.

        We estimate that our capital expenditures for 2013 will total between approximately $42 million and $47 million primarily related to the planned opening of between 38 and 42 company-owned restaurants.

Financing Activities

        In the first quarter of 2013, net cash provided by financing activities was $5.8 million due to increased borrowings on our credit facility to fund capital expenditures.

        Net cash provided by financing activities was $15.4 million in 2012, driven by increased borrowings on our credit facility to fund capital expenditures. In February 2011, we refinanced our credit facility to increase our borrowing capacity to $120.0 million, and in August 2012, we amended the credit facility to provide more favorable borrowing rates and extend borrowing capacity through July 2017.

        During 2011, net cash used in financing activities was $10.7 million due to cash payments made related to the 2010 Equity Recapitalization. In connection with our February 2011 refinancing, we repaid $46.0 million of bridge financing and PIK interest on borrowings from new investors in the 2010 transaction, as well as $4.2 million in refinancing fees. Additionally, $6.6 million of employee and employer payroll taxes related to the 2010 Equity Recapitalization were remitted in the first quarter of 2011.

        During 2010, net cash provided by financing activities was $15.2 million due primarily to the timing of our equity recapitalization. We received a bridge loan of $45.0 million, offset by a net payment of transaction proceeds and expenses of approximately $28.1 million.

Credit Facility

        In February 2011, we refinanced our credit facility to increase its borrowing capacity to $120.0 million, consisting of a $75.0 million senior term loan and a $45.0 million revolving line of credit. The revolving line of credit includes a swing line loan of $5.0 million used to fund everyday working capital requirements. In August 2012, we amended the credit facility to provide more favorable borrowing rates and extend borrowing capacity through July 2017. We had $94.5 million outstanding and $23.1 million available for borrowing under the credit facility as of January 1, 2013.

        Borrowings under the credit facility bear interest, at our option, at either (i) LIBOR plus 2.00 to 4.25%, based on the lease-adjusted leverage ratio or (ii) the highest of the following rates plus 1.00 to

3.25%: (a) the federal funds rate plus 0.50%; (b) the Bank of America prime rate or (c) the one month LIBOR plus 1.00%. Prior to the August 2012 amendment, borrowings under the credit facility bore interest, at our option, at either (i) LIBOR plus 4.00 to 5.00%, based on the lease-adjusted leverage ratio or (ii) at the highest of the following rates plus 3.00 to 4.00%: (a) the federal funds rate plus 0.50%; (b) the Bank of America prime rate or (c) the one month LIBOR plus 1.00%. The August 2012 amendment eliminated a 1.25% LIBOR floor on all borrowings. The facility includes a commitment fee of 0.50% per year on any unused portion of the facility. The term loan commitment requires quarterly principal payments of $187,500 through December 2015. We also maintain outstanding letters of credit to secure obligations under our workers' compensation program and certain lease obligations. The letters of credit and quarterly principal payments reduce the amount of future borrowings available under the agreement and aggregated $1.7 million and $750,000, respectively, as of January 1, 2013.

        Availability of borrowings under the revolving line of credit is conditioned on our compliance with specified covenants, including a maximum lease-adjusted leverage ratio, a maximum leverage ratio and a minimum consolidated fixed charge coverage ratio. We are subject to a number of other customary covenants, including limitations on additional borrowings, acquisitions, dividend payments and lease commitments. As of April 2, 2013, we were in compliance with all of our debt covenants.

        Our credit facility is secured by a pledge of stock of substantially all of our subsidiaries and a lien on substantially all of the personal property assets of us and our subsidiaries.

        We intend to use approximately $       million of the net proceeds from this offering to repay borrowings under our credit facility. See "Use of Proceeds."

        As required by our credit facility, we entered into two variable-to-fixed interest rate swap agreements covering a portion of its borrowings under the senior term loan in February 2011, see Note 5 of our consolidated financial statements, Derivative Instruments.

Bridge Financing

        In conjunction with the February 2011 debt refinancing, we repaid $45.0 million of bridge financing, as well as $977,000 of 12% PIK interest. Noncash PIK interest of $947,000 and $30,000 was accrued and reported as other noncash in the consolidated statements of cash flows in 2011 and 2010, respectively.

Contractual Obligations

        Our contractual obligations at April 2, 2013 were as follows:

		Payments Due by Period
	Total	1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Lease obligations(1)	219,851	30,827	59,912	51,670	77,442
Purchase commitments(2)	6,900	4,121	2,779	—	—
Credit Facility(3)	2,063	750	1,313	—	—
Long-term debt(3)	98,196	—	—	98,196	—

	327,010	35,698	64,004	149,866	77,442

(1)
We are obligated under non-cancelable leases for our restaurants, administrative offices and equipment. Some restaurant leases provide for contingent rental payments based on sales thresholds, which are excluded from this table.

(2)
We enter into various purchase obligations in the ordinary course of business. Those that are binding primarily relate to volume commitments for beverage products.

(3)
We are required to make quarterly principal payments on our credit facility of $187,500 through December 2015. We have reflected full payment of long-term debt at maturity of our credit facility in 2017. We intend to use a portion of the net proceeds we receive from this offering to repay borrowings under our credit facility. See "Use of Proceeds."

Off-Balance Sheet Arrangements

        We had no off-balance sheet arrangements or obligations.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

        We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt, which bears interest at variable rates. As of January 1, 2013, there was $94.5 million in outstanding borrowings under our credit facility. A plus or minus 1.0% in the effective interest rate applied on these loans would have resulted in a pre-tax interest expense fluctuation of $0.9 million on an annualized basis.

        We manage our interest rate risk through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

        As required by our credit facility and to mitigate exposure to fluctuations in interest rates we entered into two variable-to-fixed interest rate swap agreements covering a portion of the borrowings under our credit facility. The new interest rate swaps were effective April 4, 2011 and mature on April 4, 2013. The swaps were designated as cash flow hedges at inception and were expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during their respective term. In conjunction with the August 2012 amendment to our credit facility, we ceased the application of hedge accounting on both interest swaps. Fluctuations in market value now flow through interest expense rather than the balance sheet. We are required to make payments based on a fixed rate of 1.59% calculated on a notional amount of $20.0 million and 3.06% calculated on a notional amount of $17.5 million. The fair value of the $20.0 million swap was zero at designation, while the fair value of the $17.5 million swap was a liability of $466,000 at designation, which is reflective of the fair value of the previously terminated swap. In exchange, we receive interest on $20.0 million of notional at a variable rate based on the greater of 1.25% or one-month LIBOR and will receive interest on a notional amount of $17.5 million a variable rate based on the greater of 1.25% or one-month LIBOR. See Note 5 of our consolidated financial statements, Derivative Instruments.

        In 2008, we entered into two variable-to-fixed interest rate swap agreements which were subsequently terminated in 2011. A swap with a notional amount of $15.0 million matured at the end of the swap agreement in February 2011. A second interest rate swap on a notional amount of $14.0 million was terminated by us in March 2011. The fair value of the interest rate swap on the date of termination was $466,000 and is being settled through payments on a new interest rate swap with an effective date of April 4, 2011 and a notional amount of $17.5 million. The deferred loss accumulated in other comprehensive income as of the date of termination was amortized over the life of the terminated swap through November 2012, the original term of the terminated swap.

Commodity Price Risk

        We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although these products are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements contain risk management techniques designed to minimize price volatility. The purchasing contracts and pricing arrangements we use may result in unconditional purchase obligations, which are not reflected in our consolidated balance sheets. Typically, we use these types of purchasing techniques to control costs as an alternative to directly managing financial instruments to hedge commodity prices. In many cases, we believe we will be able to address material commodity cost increases by adjusting our menu pricing or changing our product delivery strategy.

However, increases in commodity prices, without adjustments to our menu prices, could increase restaurant operating costs as a percentage of company-owned restaurant revenue.

Inflation

        The primary inflationary factors affecting our operations are food, labor costs, energy costs and materials used in the construction of new restaurants. Increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our restaurants is subject to inflationary increases in the costs of labor and material. Over the past five years, inflation has not significantly affected our operating results.

Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of January 1, 2013. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

        We have not engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Exchange Act and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 30, 2014. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an "emerging growth company."

Stock-Based Compensation Expense

        We account for stock-based compensation arrangements with our employees and non-employee directors using fair value measurement guidance for all share-based payments, including stock options and awards. All of our option awards are exercisable for common stock. For option awards, expense is recognized over the requisite service period in an amount equal to the fair value of the stock-based awards on the date of grant, determined using the Black-Scholes option-pricing model. Warrants are valued with reference to the fair value of the common stock as of the measurement date. The fair value is then recognized as stock-based compensation expense on a straight-line basis over the requisite service period.

        We estimate the fair market value of each option granted using the Black-Scholes option-pricing method, in addition to the estimated value of our equity interests at each reporting date. The Black-Scholes model requires various judgmental assumptions including fair value of the underlying stock, anticipated volatility and expected option life. We calculate expected volatility based on our historical volatility and future plans, as well as reported data for selected reasonably similar publicly traded companies within the restaurant industry for which the historical information is available. When selecting the public companies within the restaurant industry, we select companies with comparable characteristics to us, including enterprise value, financial leverage, business model, stage of growth and financial risk. The expected life of options granted is management's best estimate using recent and expected transactions.

        The assumed dividend yield is based on our expectation that we will not pay dividends in the foreseeable future, which is consistent with our history of not paying dividends. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options that we expect to vest. We estimate the forfeiture rate based on our historical experience. To the extent our actual forfeiture rate is different from our estimated rate, our stock-based compensation expense is accordingly adjusted using the following weighted-average assumptions, in addition to the estimated value of our common stock for the periods presented in the table below.

	Fiscal Year
	2012	2011	2010
Risk-free interest	0.4%	1.1%	1.9%
Expected life (years)	3.4	3.7	4.5
Expected dividend yield	—	—	—
Volatility	32.7%	26.2%	29.5%
Weighted-average Black-Scholes fair value per share at date of grant	$1.64	$1.09	$0.99

        In 2012, 2011 and 2010, non-cash stock-based compensation expense of $1.2 million, $1.3 million and $5.6 million, respectively, is included in general and administrative expense. Stock-based compensation of $81,000, $75,000 and $83,000 is included in capitalized internal costs in 2012, 2011 and 2010, respectively. We recognized $3.7 million of non-cash stock-based compensation expense in 2010 related to the acceleration of unvested options in accordance with the terms of a merger with a newly organized Delaware subsidiary owned by affiliates of Catterton and PSPIB. In the merger, options covering a total of 8,560,466 shares of Class A common stock were settled for the right to receive cash consideration of $5.00 per share, net of exercise price and income taxes withheld, or equity interests in the surviving entity of equivalent value. The merger provided for acceleration of unvested options immediately prior to the transaction. Accordingly, options to purchase 4,148,571 shares were accelerated.

Determination of the Fair Value of Common Stock

        The following table sets forth all stock option grants since December 30, 2009 through the date of this prospectus:

Grant Date	Number of Options Granted(1)	Exercise Price(1)	Common Stock Fair Value Per Share at Grant Date(1)
February 23, 2010	26,547	$3.35	$3.35
March 22, 2010	1,206,296	3.35	3.35
May 11, 2010	24,208	3.68	3.68
August 10, 2010	19,785	4.50	4.50
December 27, 2010	4,195,600	5.00	5.00
January 21, 2011	300,000	5.00	5.00
June 21, 2011	45,000	5.00	5.00
September 7, 2011	146,000	5.00	5.00
April 10, 2012	27,500	5.50	5.50
May 14, 2012	264,000	5.50	5.50
September 20, 2012	15,000	6.00	6.00
December 6, 2012	588,600	7.00	7.00
May 9, 2013	83,700	7.20	7.20

(1)
Exercise price and common stock fair value per share at grant date data prior to December 27, 2010 are reflected as converted.

        These estimates of the fair value of our common stock were made based on information from the following valuation dates:

Valuation Date(1)	Fair Value per Share(2)
February 23, 2010	$3.35
May 11, 2010	3.68
August 10, 2010	4.50
December 27, 2010	5.00
March 6, 2012	5.50
July 11, 2012	6.00
September 20, 2012	6.00
December 6, 2012	7.00
April 10, 2013	7.20

(1)
Each valuation date shown, other than December 27, 2010, was the date of action by our Board of Directors reflecting its valuation of our common stock as of such date.

(2)
Fair value of our common stock grants prior to December 27, 2010 are reflected as converted.

        Since our common stock is not publicly traded, we considered numerous objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("Practice Aid"). These objective and subjective factors included, but were not limited to:

  •
  recent arm's-length sales of our common stock in privately negotiated transactions;

  •
  our financial performance and financial position;

  •
  our future financial projections;

  •
  valuations of comparable public companies; and

  •
  the likelihood of achieving a liquidity event for shares of our common stock at a specific time, such as an initial public offering of our common stock or sale of our company, given prevailing market conditions.

        The Company did not obtain a contemporaneous valuation by an unrelated valuation specialist in determining fair value for grants made at the time of the 2010 Equity Recapitalization, or at any time thereafter. The majority of these grants occurred at or immediately following the date of the 2010 Equity Recapitalization, for which the Company determined that the fair value of the shares was established by an actual, third-party transaction. The Company believes it has followed a consistent and reasonable methodology in determining the fair value of the shares since that time, and it believed that an independent, third-party valuation was not necessary to establish an appropriate valuation and would not have provided a benefit to the Company commensurate with its cost.

        Our management estimated our enterprise value as of the various valuation dates using the market approach, which is an acceptable valuation method in accordance with the Practice Aid. The market approach uses the comparable company methodology based on comparable public companies' equity pricing. Each valuation shown in the table above also reflects a marketability discount, resulting from the illiquidity of our common stock at the time the options were granted. The marketability discount applied in these valuations ranged from a low of 3.5% to a high of 15%, and the discount applied at each point in time was reflective of the Company's assessment of an appropriate discount to be applied, given the anticipated likelihood of a liquidity event. The discount rate applied was generally reduced as the Company began considering a potential initial public offering of its common stock.

        We determined the fair value of our common stock as of February 23, 2010 to be $3.35 per share and as of May 11, 2010 to be $3.68 per share. We considered objective and subjective factors including a valuation performed by our audit committee in which the fair value of our common stock was determined using a market approach. The market approach considered multiples of financial metrics, consisting of revenue and EBITDA, based on trading prices of a peer group of companies that are publicly traded. These multiples were then applied to our financial metrics to derive an indication of value. The resulting fair value obtained by applying the market approach was then discounted for the lack of marketability of the common stock because we are a private company.

        On August 10, 2010, we determined the fair value of our common stock to be $4.50 per share. We considered objective and subjective factors including a valuation performed by our audit committee in which the fair value of our common stock was determined using a market approach, as used in the February 23, 2010 and May 11, 2010 valuations. The audit committee also took into account an expression of interest we had received from Catterton to acquire a controlling interest in us. The Practice Aid indicates that a third-party transaction between a willing buyer and a willing seller is the best indication of fair value of an enterprise.

        On December 27, 2010, we completed the 2010 Equity Recapitalization through a merger, in which shares of our common stock were converted into the right to receive cash consideration of $5.00 or equity of equivalent value in the surviving entity. On the grant date that was contemporaneous with the completion of the 2010 Equity Recapitalization, options were granted at the per share purchase price of $5.00. At each grant date thereafter until the valuation we performed on March 6, 2012, we considered objective and subjective factors and determined that the $5.00 value remained a reasonable approximation of fair value. Among the objective and subjective factors considered were our historic financial performance, our projected financial performance, trading prices of comparable publicly traded firms and macro-economic conditions.

        For the grants made between April 10, 2012 and the date of this prospectus, we considered objective and subjective factors, including valuations by our audit committee in which the fair market value of our stock was determined using a market approach. The market approach considered multiples of financial metrics, consisting of revenue and EBITDA, based on trading prices of a peer group of companies that are publicly traded. These multiples were then applied to our financial metrics to derive an indication of value. The resulting fair value obtained by applying the market approach was then discounted for the lack of marketability of the common stock because we were a private company.

        Based on the initial public offering price of $            , the midpoint of the range on the cover of this prospectus, the intrinsic value of the options outstanding at                         , 2013, was approximately $             million, of which approximately $             million related to the options that were vested and approximately $             million related to the options that were not vested.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in Note 1 to our consolidated financial statements. Critical accounting estimates are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

        We record revenue from the operation of company-owned restaurants when sales occur. In the case of gift card sales, we record revenue when: (i) the gift card is redeemed by the customer and (ii) we determine the likelihood of the gift card being redeemed by the customer is remote (gift card breakage). We record royalties from franchise restaurant sales based on a percentage of restaurant revenues in the period the related franchised restaurants' revenues are earned. Area development fees and franchise fees are recognized as income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by us. Both franchise fees and area development fees are generally recognized as income upon the opening of a franchise restaurant or upon termination of the agreement(s).

Property and Equipment

        We state the value of our property and equipment, including primarily leasehold improvements and restaurant equipment, furniture and fixtures at cost, minus accumulated depreciation and amortization. We calculate depreciation using the straight-line method of accounting over the estimated useful lives of the related assets. We amortize our leasehold improvements using the straight-line method of accounting over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. We expense repairs and maintenance as incurred, but capitalize major improvements and betterments. We make judgments and estimates related to the expected useful lives of these assets that are affected by factors such as changes in economic conditions and changes in operating performance. If we change those assumptions in the future, we may be required to record impairment charges for these assets.

Rent

        We record rent expense for our leases, which generally have escalating rentals over the term of the lease, on a straight-line basis over the lease term. The lease term includes renewal options that are reasonably assured. Rent expense begins when we have the right to control the use of the property, which is typically before rent payments are due under the lease. We record the difference between the rent expense and rent paid as deferred rent in the consolidated balance sheet. Rent expense for the period prior to the restaurant opening is reported as pre-opening rent expense in the consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

        Certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense when the achievement of specified targets is considered probable.

Recent Accounting Pronouncements

JOBS Act

        We qualify as an "emerging growth company" pursuant to the provisions of the JOBS Act. For as long as we are an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation, shareholder advisory votes on golden parachute compensation and the extended transition period for complying with the new or revised accounting standards.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An "emerging growth company" can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

NOODLES & COMPANY
A World of Flavors Under One Roof

        Noodles & Company is a high growth, fast casual restaurant concept offering lunch and dinner within a fast growing segment of the restaurant industry. Our company was founded by Aaron Kennedy when we opened our first location in Denver, Colorado in 1995, offering noodle and pasta dishes, staples of many cuisines, with the goal of delivering fresh ingredients and flavors from around the world under one roof—from Pad Thai to Mac & Cheese. Today, our globally inspired menu includes a wide variety of high quality, cooked-to-order dishes, including noodles and pasta, soups, salads and sandwiches, which are served on china by our friendly team members. We believe we offer our customers value with per person spend of approximately $8.00 for the twelve months ended April 2, 2013. We have 343 restaurants, comprised of 291 company-owned and 52 franchised locations, across 26 states and the District of Columbia, as of May 28, 2013. Our revenue and income from operations have grown from $170 million and $2 million in 2008 to $300 million and $16 million in 2012.

YOUR WORLD KITCHEN
Our Differentiated Offering

        Your World Kitchen captures the breadth of our differentiated offering and defines our customers' experience. Our company was founded on the core principle that food can be served quickly and conveniently in an inviting environment without sacrificing quality, freshness or flavor.

        "Your" . . . On trend with our world today, where customization is commonplace, we put control into our customers' hands. Each dish is cooked-to-order and can be customized to each customer's personal tastes. Customers can add a protein, such as grilled chicken or organic tofu, or swap out a vegetable in their entrées. "Your" also represents the control our customers have over their dining experience, whether they want a meal to go, a quick sit-down lunch or a leisurely dinner with friends or family.

        "World" . . . We offer globally inspired flavors with more than 25 Asian, Mediterranean and American dishes together in a single menu. We believe we will continue to benefit from trends in consumer preferences, wider availability of international cuisines and increasingly adventurous consumer tastes. At many restaurants, people are limited to a particular ethnic cuisine or type of dish, such as a sandwich, burrito or burger. At Noodles & Company, we aim to eliminate the "veto vote" by satisfying the preferences of a wide range of customers, whether a mother with kids, a group of coworkers, an individual or a large party.

        "Kitchen" . . . Open kitchens are the focal point of our restaurants. Our customers can see the freshness of our ingredients and watch their food being cooked. "Kitchen" says "cooking" and emphasizes that we cook each dish to order.

LEADING RESTAURANT GROWTH AND PERFORMANCE

        From 2004 to 2012, we increased the number of our total restaurants from 100 to 327, representing a CAGR of 16.0%. If we continue to grow at our current rate, we believe we have the opportunity to grow to 2,500 restaurants across the United States over the next 15-20 years, although this growth rate is not guaranteed.

Total Restaurants at End of Fiscal Year

        We have experienced steady growth in comparable restaurant sales (at restaurants open for at least 18 full periods) in 28 of the last 29 quarters, due primarily to an increase in customer traffic. System-wide comparable restaurant sales growth for 2010, 2011 and 2012 was 3.7%, 4.8% and 5.4%, respectively. Our company-owned restaurant AUVs grew from $1,098,000 at the beginning of 2010 to $1,178,000 at the end of 2012. In 2012, our company-owned restaurant contribution margin was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, which we believe places us in the top-tier of the restaurant industry.

        Our new restaurant investment model calls for a total cash investment of approximately $725,000, net of tenant allowances. Our current target cash-on-cash return on investment for a new company-owned restaurant is 30% in its third full-year of operations. Company-owned restaurants that were open a full three years by January 1, 2013, achieved an average cash-on-cash return on investment of 34.8% in their third full year of operations. There can be no guarantee the Company's comparable restaurant sales growth and cash-on-cash return rates will continue at similar rates in future periods.

OUR INDUSTRY

        We operate in the fast casual segment of the restaurant industry. According to Technomic, in 2011 the 150 largest fast casual concepts grew sales by 8.4% to $21.5 billion, compared with 3.5% for the 500 overall largest restaurant chains in the United States. While the fast casual segment of the restaurant industry has grown faster than the restaurant industry as a whole in recent years, there can be no guarantee that this trend will continue.

        We believe we are the only national fast casual restaurant concept offering a menu with a wide variety of noodle and pasta dishes, soups, salads and sandwiches inspired by global flavors. We believe our attributes—global flavors and variety and fast service—allow us to compete against multiple segments throughout the restaurant industry and provide us a larger addressable market for lunch and dinner than competitors who focus on a single cuisine. We believe we provide a pleasant dining experience by quickly delivering fresh food with friendly service at a price point we believe is attractive to our customers. You do not have to jostle your gear or carry trays of food to or from your table. Grab a drink, have a seat and we will deliver your food to your table—all without the need to tip.

Our Strengths

        We believe the following strengths set us apart from our competitors:

Variety Makes Togetherness Possible

        We have purposefully chosen a range of healthy to indulgent dishes to satisfy carnivores and vegetarians. Our menu encourages customers to customize their meals to meet their tastes and nutritional preferences with our selection of 14 fresh vegetables and six proteins—beef, pork, chicken, meatballs, shrimp and organic tofu. We believe our variety ensures that even the pickiest of eaters can find something to crave, which eliminates the "veto vote" and encourages people with different tastes to enjoy a meal together.

        All of our dishes are cooked-to-order with fresh, high quality ingredients sourced from carefully selected suppliers. Our commitment to the freshness of our ingredients is further demonstrated by our use of seasonal ingredients and healthy add-in options, such as organic tofu, and by the daily check we require our employees to perform with respect to freshness of the ingredients. Our culinary team strives to develop new dishes and LTOs that incorporate seasonal ingredients to bring flavorful and nutritious dishes to our customers. For example, our Spinach & Fresh Fruit Salad rotates between fresh strawberries in the summer and Fuji apples in the winter. We recently introduced our award-winning slow-braised, naturally raised pork, serving it on our BBQ Mac & Cheese, our BBQ Pork Sandwich or as an add-on to any of our other dishes. This focus on freshness, combined with our commitment to classic cooking methods, results in the high quality of the food we serve.

Value That Is Greater Than Our Competitive Price Point

        The value we offer, the quality of our food and the warmth of our restaurants create an overall customer experience that we believe is second-to-none. Our per person spend of approximately $8.00 for the twelve months ended April 2, 2013 is competitive not only within the fast casual segment, but also within the quick-service segment. We believe the speed of our service and the quality of our food contribute to a value proposition that enables us to take market share from casual dining restaurants. We deliver value by combining a family-friendly dining environment with the opportunity to enjoy many dishes containing gourmet ingredients like truffle oil and baby portobella mushrooms in our Truffle Mac & Cheese, at a price point of less than $8.00.

Everything Is a Little Nicer Here

        We design each location individually, which we believe creates an inviting restaurant environment. The ambience is warm and welcoming, with muted lighting and colors, comfortable seating and our own custom music mix, which is intended to make our customers feel relaxed and at home. We also enhance the experience by featuring new Coca-Cola Freestyle machines in all our restaurants, offering our customers over 100 drink choices to complement their meal—again putting control in the customers' hands, so that they can match their drink to their meal.

        We believe we deliver an exceptional overall dining experience. We think that our customers should expect not only great food from our restaurants, but also warm hospitality and attentive service. Whether you are a mother with kids or a businessperson with a BlackBerry, you simply order your food, grab a drink and take a seat. We cook each dish to order in approximately five minutes and bring the food right to your table. Our customers may enjoy a relaxed meal or just eat and run.

        Consistent with our culture of enhanced customer service, we seek to hire individuals who will deliver prompt, attentive service by engaging customers the moment they enter our restaurants. Our training philosophy empowers both our restaurant managers and team members to add a personal touch when serving our customers, such as coming out from behind the counter to explain our menu and guide customers to the right dish. Our restaurant managers are critical to our success, as we believe that their entrepreneurial spirit and outreach efforts build our brand in our communities. We call our cashiers "Noodle Ambassadors" to highlight their role in helping our customers explore our global menu.

        After our customers order at the counter, their food is served on china by our friendly team members. To further enhance our customers' dining experience, we check on them throughout their meal. We offer them drink refills, a glass of wine or dessert, so they do not have to leave their seats. No trash cans are visible to our customers in our restaurants: following the meal, our team quickly clears the table.

Desirable and Loyal Consumer Base

        Based on customer data and surveys, we estimate that approximately 40% of our customers visit our restaurants at least once each month. Our customers skew slightly younger and more affluent than the general population, and according to a recent Gallup survey, this demographic spends more on dining than others. We believe the variety of our food and our ability to accomodate a customer's desire to eat quickly or to enjoy a longer meal enable us to draw sales almost equally between lunch and dinner. Our broad appeal and customer loyalty have led to industry and media recognition:

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  Nation's Restaurant News, MenuMasters Award, 2013, Golden Chain Winner, 2010, awarded on the basis of the impact of menu items on the restaurant industry.

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  The International Foodservice Manufacturers Association, COEX Innovator Award, 2013, awarded annually to a national chain shaping the restaurant industry through innovation.

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  DigitalCoco, Top 10 "Most Loved" food and beverage brands in social media, 2012, awarded on the basis of positive comments made by customers on social media.

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  Restaurant Social Media Index, Top Social Media Brands and Top Social Consumer Sentiment, 2012, awarded on the basis of comments made by customers on social media.

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  Parents Magazine, Parents Top 10 Family-Friendly Restaurant Chains, 2011 and 2009, awarded on the basis of the healthfulness and quality of ingredients of menu items.

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  Health Magazine, America's Top 10 Healthiest Fast Food Restaurants, 2009, America's Healthiest Restaurants, 2008, awarded on the basis of healthfulness of dishes and use of organic produce, among other factors.

Consistent Restaurant Economics and a Flexible Footprint

        Our restaurant model generates strong cash flow, consistent restaurant-level financial results and a high return on investment. Our restaurants have been successful in diverse geographic regions, with a broad range of population densities and real estate settings. We believe we are an attractive tenant to the owners and developers of a wide variety of real estate development types, which allows us to be highly selective in our evaluation of potential new sites. Our disciplined approach to site selection is grounded in an analytical data-driven model with strict criteria including population density, demographics and traffic generators. We take pride in selecting sites where we can design and construct a comfortable, warm environment for our customers.

Experienced Leadership

        Our strategic vision and culture have been developed and nurtured by our senior management team under the stewardship of our Chairman and Chief Executive Officer, Kevin Reddy, and our President and Chief Operating Officer, Keith Kinsey. Kevin and Keith joined Noodles in 2005 after working at McDonald's and, more recently, Chipotle. At Chipotle, they were instrumental in growing the concept from a small number of restaurants to more than 400 across the country between 2000 and 2005 with the financial backing of McDonald's. They delivered a similar growth trajectory when they joined Noodles eight years ago, increasing the restaurant base from 100 to 327 between 2005 and 2012, a CAGR of 16.0%. Kevin and Keith have assembled a talented senior management team with restaurant experience across a broad range of disciplines, including menu innovation, marketing, restaurant operations, real estate, finance and accounting, supply chain management and information technology. We believe our management team is integral to our success and has positioned us well for long-term growth.

Steady, Reliable Financial Performance

        Our globally inspired flavors and differentiated dining experience have resonated with our customers and have resulted in our track record of building profitable restaurants. We achieved our sales growth through a combination of new restaurant openings and comparable restaurant sales increases. Our approach has resulted in stable gross margins despite minimal price increases and allows us to stay true to our principle of quality food at a price we believe is attractive to our customers. By design, our selection of dishes is comprised of a diverse collection of ingredients, mitigating exposure to commodity price inflation.

A Clear Path Forward

        We believe we have significant growth potential because of our brand positioning, strong unit economics, financial results and broad customer appeal. We believe there are significant opportunities to expand our business, strengthen our competitive position and enhance our brand through the continued implementation of the following strategies:

Continuing to Grow Our Restaurant Base

        We have more than doubled our restaurant base in the last six years to 343 locations in 26 states and the District of Columbia, as of May 28, 2013, including the 16 company-owned restaurants and one franchise restaurant opened in 2013. In 2012, we opened 39 company-owned restaurants and six franchise restaurants. In 2013, we have or plan to open between 38 and 42 company-owned restaurants and between six and eight franchise restaurants. We believe we are at an early stage of nationwide expansion, and that we can grow to 2,500 restaurants over the next 15-20 years across the United States based on our scalable infrastructure, broad appeal and flexible and portable real estate model, but this growth rate is not guaranteed. Our restaurants are typically 2,600 to 2,700 square feet and are located in end-cap, inline or free-standing locations across a variety of urban and suburban markets. Our near-term growth strategy will involve opening units in mature markets and expanding into new markets.

        Although we expect the majority of our expansion to continue to be from company-owned restaurants, we are strategically expanding our base of franchise restaurants. Our franchise program is a low cost and high return model that allows us to expand our footprint and build brand awareness in markets that we do not plan to enter in the short to medium term. As of May 28, 2013, we have 52 franchise units in 11 states operated by nine franchisees. We look for experienced, well-capitalized franchise partners who are able to leverage their existing infrastructure and local knowledge in a manner that benefits both our franchisees and ourselves. For example, in 2012, we entered into development agreements with large area developers in Boston, Long Island, New Jersey and Philadelphia, which could lead to the opening of over 150 restaurants over the next 11 years in those markets. Each of these franchisees has prior experience operating other fast casual concepts in its market and will complement our growth in adjacent, non-competing geographies. As of May 28, 2013, a total of 13 area developers have signed development agreements providing for the opening of 182 additional restaurants in their respective territories.

Improving Our Performance

        Our system-wide comparable restaurant sales growth for 2012 was 5.4%. We plan to build on our growth performance by increasing brand awareness, customer frequency, new customer visits, per person spend and sales outside our restaurants. The following is our plan to achieve these goals:

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  Heighten brand awareness.  We believe that our food is our best currency and that once people try it they become loyal and repeat customers; however, before customers can try our food, they need to know about us. We differentiate Noodles & Company through an innovative, community-based marketing strategy at the corporate and restaurant level to build brand awareness and customer loyalty. We engage media outlets in our communities to execute locally tailored marketing programs. Our restaurant managers engage in local relationship marketing where they approach nearby businesses, groups and individuals for appreciation days, tastings and hero lunches to introduce our neighbors to our food. We also communicate directly to the 750,000 members in our Noodlegram club, which provides the latest Company news and special offers. We also use our other social media outlets to promote brand awareness and were named among the Top 10 "Most Loved" food and restaurant brands in social media in a survey conducted by DigitalCoco.

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  Increase existing customer frequency.  We recently refreshed the interior signage in all of our restaurants to encourage menu exploration, which we believe will increase customer frequency. Our new Welcome Wall menu board, placed at the entrance of each of our company-owned restaurants, shows pictures of our dishes in an easily understandable layout so customers can fully grasp our world of flavors without feeling overwhelmed. We believe this merchandising enables our customers to peruse our offerings without feeling the pressure of holding up a line of hungry people. This new merchandising has already resulted in meaningful improvements to AUVs in the restaurants where it has been implemented, and we expect similar results in the rest of our restaurant base. We encourage customers to explore their tastes and make adventurous selections of items that are either new to the menu or new to them by promising to serve them their favorite dish at no charge if they do not enjoy their adventurous selection.

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  Increase new customer visits.  We would like to be top-of-mind for customers whenever they need to eat, drink or simply find a place where they feel welcome. Although we serve our food quickly, we would like customers to view our restaurants as places to dine and enjoy the company of friends and family. To further drive customer visits at dinner, we have recently enhanced our beer and wine offerings and expanded our appetizer selection.

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  Improve our per person spend.  While we have generally implemented modest price increases to offset rising costs, we also strive to increase the per person spend by offering additional items, including our expanded beverage selection and appetizers. Our menu development team periodically creates LTOs, which we believe are innovative and sometimes become permanent menu items, such as our Spinach & Fresh Fruit Salad. In October 2012, we successfully introduced slow-braised naturally raised pork included on our BBQ Mac & Cheese, Peppery Pork Sandwich and as an add on protein. This strategy allows us to offer our customers greater variety and entices them to "opt-up" to a premium menu offering.

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  Grow sales outside of our restaurants.  We are taking steps to sell more food outside of our restaurants by marketing our larger Square Bowls to families and local businesses. We believe the convenience and price point of our Square Bowls will drive take-out and catering sales. In addition, we believe our commitment to speed of service and freshly prepared food provides us with an opportunity to expand catering sales.

Properties

        As of May 28, 2013, we and our franchisees operated 343 restaurants in 26 states and the District of Columbia. Our restaurants are typically 2,600 to 2,700 square feet and are located in a variety of suburban, urban and small markets. We lease the property for our central support office and all of the properties on which we operate restaurants.

        The map and chart below show the locations of our company-owned and franchised restaurants as of May 28, 2013.

State	Company- owned	Franchise	Total
California	7	—	7
Colorado	50	—	50
Connecticut	—	1	1
Delaware	1	—	1
District of Columbia	2	—	2
Idaho	2	—	2
Illinois	42	4	46
Indiana	3	14	17
Iowa	7	1	8
Kansas	8	—	8
Kentucky	1	—	1
Maryland	20	—	20
Michigan	—	14	14
Minnesota	32	—	32
Missouri	4	7	11
Nebraska	—	4	4
New Jersey	—	1	1
North Carolina	8	—	8
North Dakota	—	2	2
Ohio	14	—	14
Oregon	5	—	5
Pennsylvania	7	—	7
Tennessee	4	1	5
Texas	7	—	7
Utah	11	—	11
Virginia	24	—	24
Wisconsin	32	3	35

	291	52	343

        We are obligated under non-cancelable leases for our restaurants and our central support office. Our restaurant leases generally have initial terms of 10 years with two or more five-year extensions. Our restaurant leases generally have renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

        In 2012, we opened 39 company-owned restaurants and six franchise restaurants. In 2013, we have or plan to open between 38 and 42 company-owned restaurants and between six and eight franchise restaurants, which includes the 16 company-owned restaurants and one franchise restaurant opened through May 28, 2013. The following table shows the growth in our network of company-owned and franchise restaurants for 2012, 2011 and 2010:

	Fiscal Year Ended			Fiscal Quarter Ended
	January 1, 2013	January 3, 2012	December 28, 2010	April 2, 2013
Company-Owned Restaurant Activity
Beginning of period	239	212	186	276
Openings	39	28	28	9
Closures and relocations(1)	(2)	(1)	(2)	(1)

Restaurants at end of period	276	239	212	284

Franchise Restaurant Activity
Beginning of period	45	43	43	51
Openings	6	2	—	—
Closures and relocations(1)	—	—	—	—

Restaurants at end of period	51	45	43	51

Total restaurants	327	284	255	335

(1)
We account for relocated restaurants under both openings and closures and relocations. During both 2012 and 2010 we closed one restaurant and relocated another restaurant. In fiscal 2011 and the first quarter of 2013, we closed one restaurant at the end of its lease term.

Site Development and Expansion

        We consider our site selection and development process critical to our long-term success. We use a combination of our own development team and outside real estate consultants to locate, evaluate and negotiate new sites using various criteria. Each member of our in-house real estate team has at least 15 years of experience with one or more high growth restaurant or retail concepts, such as Chipotle, Panera, Potbelly, Sonic, EB Games and Luxottica. In addition, because we offer a mix of dishes and a dining experience that differs from many other restaurant concepts, we believe our restaurants are highly sought after by real estate owners and developers. We often are made aware of opportunities early in their development process, allowing us to secure optimal locations.

        In making site selection decisions, we also use several analytical tools designed to uncover the key site, demographic, business, retail, competitive and traffic characteristics that drive successful locations. These tools have been customized to leverage existing real estate information to project sales of a potential location and to assist in the development of local marketing plans.

        Our ability to succeed in several different kinds of trade areas and real estate types has allowed us flexibility in our market development strategy. While we typically target end cap or freestanding locations, we also have seen success in inline locations. Moreover, we perform well in various market sizes, from smaller markets to suburbs to central business districts. This flexibility also allows us to manage risk in our development portfolio by balancing higher cost locations—typically seen in urban areas—with those that are lower cost—typically seen in smaller markets.

        Once a location has been approved by our executive level selection committee, we begin a design process to match the characteristics and feel of the location to the trade area. For example, in a trade area with a high percentage of families we will utilize additional booth seating in the dining room, and in an urban location we will typically alter our kitchen design to enhance throughput for the busy lunch hours.

Restaurant Management and Operations

        Friendly People.    We believe our genuine, nice people separate us from our competitors. We value the individuality of our team members, which we believe results in a management, operations and training philosophy distinct from that of our competitors. We make an effort to hire team members who share a passion for food, have a competitive spirit and will operate our restaurants in a way that is consistent with our high standards. We seek to hire individuals who will deliver prompt, attentive service by engaging customers the moment they enter our restaurants. We empower our team members to enrich the experience of our customers and directly address any concerns that may arise in a manner that contributes to the success of our business.

        Restaurant Management and Employees.    Each restaurant typically has a restaurant manager, an assistant manager and as many as 15 to 25 team members. We cross-train our employees in an effort to create a depth of competency in our critical restaurant functions. Consistent with our emphasis on customer interaction, we encourage our restaurant managers and team members to welcome and interact with customers throughout the day. To lead our restaurant management teams, we have area managers (each of whom is responsible for between five and 12 restaurants), as well as market directors (each of whom is responsible for between 50 and 80 restaurants).

        Training and Career Development.    We believe that our training efforts create a culture of continuous learning and professional growth that allows our team members to continue their career development with us. Within each restaurant, two to four team members are designated to lead the training efforts and ensure a consistent approach to team member development. We produce training materials that encourage individual contributions and participation on the part of our team members, rather than providing rote, step-by-step scripts or rigid and extensively detailed policy manuals.

        Food Preparation and Quality.    Our teams use classic professional cooking methods, including hand-chopping, par boiling and sautéing many of our vegetables, in full kitchens resembling those of full service restaurants. All team members, including our restaurant managers, spend their first several days working solely with food and learning these techniques, and we spend a significant amount of time ensuring that each team member learns how to prepare and cook our food properly. Despite our more labor-intensive method of food preparation, we believe that we produce food with an efficiency that enables us to compete effectively.

        We have over 200 company-owned restaurants with exhibition-style kitchens. This design demonstrates our commitment to cooking fresh food in an accessible manner. We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way.

        We have designed our food safety and quality assurance programs to maintain high standards for our food and food preparation procedures. Our quality assurance manager oversees comprehensive restaurant and supplier audits based upon the potential food safety risk of each food. We also consider food safety and quality assurance when selecting our distributors and suppliers. Our suppliers are inspected by federal, state and local regulators or other reputable, qualified inspection services, which helps ensure their compliance with all federal food safety and quality guidelines. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our quality standards and that the prices we pay are competitive. We also rely on our own recipes, specifications and protocols to ensure that our food is consistently the best quality possible when served, including a physical examination of ingredients when they arrive at our restaurants. We train our employees to pay detailed attention to food quality at every stage of the food preparation cycle and have developed a daily checklist that our employees use to assess the freshness and quality of food supplies. Finally, we encourage our customers to provide feedback regarding our food quality so that we can identify and resolve problems or concerns as quickly as possible.

Restaurant Marketing

        Our marketing efforts seek to increase sales through a variety of channels and initiatives. Community-based restaurant marketing, as well as online, social and other media tools, highlights our competitive strengths, including our varied and healthy menu offerings and the value we offer our customers.

  •
  Local Relationship Marketing.  We differentiate our business through an innovative, community-based approach to building brand awareness and customer loyalty. We use a wide range of local marketing initiatives to increase the frequency of and occasions for visits, and to encourage people to get know us better, try our food and bring their friends. We empower our local restaurant managers to selectively organize events to bring new customers into our restaurants. For example, our team members will invite a customer to bring a group of his or her friends for a "hero lunch," an exclusive menu tasting at their local Noodles location.

  •
  Our Menu Offerings.  We focus some of our marketing efforts on new menu offerings to broaden our appeal to our customers. We offer LTOs and seasonal items such as our Garden Pesto Sauté featuring ingredients and flavors to maintain customer interest, which we promote through a variety of formats, including market-wide public relations events, direct mailings, social media marketing, radio promotions, tastings, billboard and bus board advertising and targeted print advertising. In addition to increasing brand awareness, these promotions also encourage prompt consumer action, resulting in more immediate increases in customer traffic.

  •
  Creating New Meal Occasions.  We also focus on ways Noodles & Company can serve customers at different times and in new places. For example, customers who want to feed a large group can enjoy our Square Bowls, which are family-style take-out offerings of our noodles, pastas and salads that generally feed up to four people. We market this new offering in a variety of ways, including in-restaurant posters, as well as Noodlegrams, Facebook posts and other communications outside our restaurants.

  •
  Making Noodles & Company Easier to Use.  Some of our marketing efforts focus on making our restaurants easier to use. We seek to deliver superior customer service at every opportunity, generating consumer awareness of menu offerings with in-restaurant communications by providing displays of our menu offerings and beer and wine selection visible upon entry, chalkboards featuring new menu offerings and fresh ingredients and table top cards that highlight healthy food offerings. By providing multiple points of access to our wide variety of menu offerings, we seek to optimize our customers' in-restaurant experience in order to increase the frequency of our customers' visits. Our efforts also make use of tools like online ordering.

  •
  Online, Social and Other Media Tools.  We rely on our website, www.noodles.com, to promote our business and increase brand awareness. The information on or available through our website is not, and should not be considered, a part of this prospectus. Our customers are encouraged to sign up to receive email Noodlegrams updating them on new menu offerings, LTOs and promotional opportunities. As of May 28, 2013, more than 750,000 of our customers have signed up to receive Noodlegrams. We also communicate with our customers using social media, such as our Facebook page, our YouTube channel and our Twitter feed. Our media tools also include placements in local, regional and national print media.

Suppliers

        Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We carefully select suppliers based on quality and their understanding of our brand, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. We have tried to increase, in some cases, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we monitor industry news, trade issues, weather, crises and other world events that may affect supply prices.

Seasonality

        Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced winter and holiday traffic and higher in the second and third quarters.

Franchising

        We had nine franchise area developers who operated 52 franchise restaurants in 11 states as of May 28, 2013. A total of 13 area developers have signed area development agreements providing for the opening of 182 additional restaurants in their respective territories. We expect to continue to offer development rights in markets where we do not intend to build company-owned restaurants. We may offer such rights to larger developers who commit to open 10 or more units, or to smaller developers who may commit to open significantly fewer restaurants. We do not currently intend to offer single-unit franchises. We believe the strength and attractiveness of our brand and unit growth opportunities in attractive undeveloped markets will attract experienced and well-capitalized area developers.

Intellectual Property and Trademarks

        We own a number of trademarks and service marks registered or pending with the U.S. Patent and Trademark Office ("PTO"). We have registered the following marks with the PTO: Noodles & Company, the Noodles & Company logo, Your World Kitchen, Square Bowl, Noodlegram, Crave Card and Wisconsin Mac & Cheese. We also have certain trademarks registered or pending in certain foreign countries. In addition, we have registered the Internet domain name www.noodles.com. The information on, or that can be accessed through, our website is not part of this prospectus.

        We believe that our trademarks, service marks and other intellectual property rights have significant value and are important to the marketing of our brand, and it is our policy to protect and defend vigorously our rights to such intellectual property. However, we cannot predict whether steps taken to protect such rights will be adequate. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business."

Governmental Regulation and Environmental Matters

        We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public and occupational health and safety, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

        In addition, in order to develop and construct restaurants, we need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

        A small amount of our revenues is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. A small number of our restaurants do not have liquor licenses, typically because of the cost of a liquor license in jurisdictions having liquor license quotas.

        In addition, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. We are also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations."

        We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances ("environmental laws"). These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations. See "Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental laws may negatively affect our business."

Management Information Systems

        All of our restaurants use computerized management information systems, which we believe are scalable to support our future growth plans. We use point-of-sale computers designed specifically for the restaurant industry. The system provides a touch screen interface, a graphical order confirmation display and integrated, high-speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales, product mix and average check that we actively analyze. All products sold and prices at our company-owned restaurants are programmed into the system from our central support office.

        Our in-restaurant back office computer system is designed to assist in the management of our restaurants and provide labor and food cost management tools. These tools provide corporate and restaurant operations management quick access to detailed business data and reduces restaurant managers' administrative time. The system provides our restaurant managers the ability to submit orders electronically with our distribution network. The system also supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each period.

        Franchisees use similar point of sale systems and are required to report sales on a daily basis through an on-line reporting network and submit their restaurant-level financial statements on a quarterly or annual basis.

Employees

        As of April 2, 2013, we had approximately 7,000 employees, including 700 salaried employees and 6,300 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement, and we consider our current employee relations to be good.

Legal Proceedings

        We are currently involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information regarding our board of directors and executive officers.

Name	Age(1)	Position
Kevin Reddy	55	Chairman and Chief Executive Officer
Keith Kinsey	58	President, Chief Operating Officer and Director
Dave Boennighausen	35	Chief Financial Officer
Dan Fogarty	51	Executive Vice President of Marketing
Phil Petrilli	43	Executive Vice President of Operations
Paul Strasen	56	Executive Vice President, General Counsel and Secretary
Kathy Lockhart	48	Vice President and Controller
Scott Dahnke	47	Director
Stuart Frenkiel	33	Director
James Pittman	49	Director
James Rand	70	Director
Andrew Taub	44	Director

(1)
As of March 15, 2013

        Kevin Reddy has served as our Chief Executive Officer since April 2006. He became a member of our board of directors in May 2006, and Chairman of the Board in May 2008. Mr. Reddy was our President and Chief Operating Officer from April 2005 to April 2006, continuing to serve as our President until July 2012. Prior to joining us, he was the Chief Operating Officer, Chief Operations Officer and Restaurant Support Officer for Chipotle Mexican Grill. Mr. Reddy began his professional career with McDonald's Corporation in 1983 as a regional controller and progressed into positions of escalating responsibility. Mr. Reddy has received a number of awards in connection with his role as our Chief Executive Officer, including being named "Entrepreneur of the Year" by Restaurant Business Magazine in 2009 and, most recently, a 2012 "All-Star CEO" by Restaurant Finance Monitor. He currently serves on the executive advisory board to the Daniels School of Business at the University of Denver. He received a BS in Accounting from Duquesne University. He brings to our Board of Directors leadership skills, strategic guidance and operational vision from prior experience in our industry.

        Keith Kinsey has served as our President since July 2012 and our Chief Operating Officer since November 2007. Mr. Kinsey also served as our Chief Financial Officer from July 2005 to July 2012. He became a member of our board of directors in November 2008. Prior to joining us, he was the Pacific Regional Director for Chipotle Mexican Grill. Prior to that time, he held various management roles at McDonald's Corporation, PepsiCo Restaurant Group and Checkers Drive-In Restaurants. He received a BS in Accounting from the University of Illinois, and is a Certified Public Accountant. He brings to our Board of Directors leadership skills, strategic guidance and operational vision from prior experience in our industry.

        Dave Boennighausen has served as our Chief Financial Officer since July 2012. Mr. Boennighausen has been with the Company since 2004, and served as our Vice President of Finance from October 2007 to March 2011, and as our Executive Vice President of Finance from April 2011 to February 2012. He began his career with May Department Stores. He received a BS in Finance and Marketing from Truman State University and holds an MBA from the Stanford Graduate School of Business.

        Dan Fogarty has served as our Executive Vice President of Marketing since October 2010. Prior to joining us, Mr. Fogarty has been with the Company since 2009, serving as Vice President of Marketing from June 2009 to October 2010. Mr. Fogarty was Vice President of Marketing for The Pump Energy Food

from May 2008 until May 2009. Prior to that time, he worked at Potbelly Sandwich Works and Chipotle Mexican Grill. Mr. Fogarty began his career working for a number of advertising agencies and had his own brand consulting firm for five years. He received a BA in Journalism and Advertising from the University of Kansas.

        Phil Petrilli has served as our Executive Vice President of Operations since May 2012. Prior to joining us, he worked for Chipotle Mexican Grill in multiple operations positions from June 1999 to May 2012, most recently as Regional Director—Northeast Region from 2008 to 2012, where he led a region of 268 restaurants. He received a degree in Industrial Psychology from the University of Illinois-Chicago.

        Paul Strasen has served as our Executive Vice President, Secretary and General Counsel since January 2008. Prior to joining our company, Mr. Strasen was the Vice President, General Counsel and Secretary of Houlihan's Restaurants, Inc. and served as the General Counsel of Einstein/Noah Bagel Corp. He began his career at Bell Boyd & Lloyd, now part of K & L Gates. Mr. Strasen received a BA in Humanities and Political Science from Valparaiso University and received a JD from The University of Chicago Law School.

        Kathy Lockhart has served as our Vice President and Controller since August 2006. Prior to joining us, Ms. Lockhart served as the Vice President and Controller of several public and private restaurant and retail companies, including Einstein/Noah Bagel Corp, Boston Market, VICORP (parent company of Village Inn and Bakers Square restaurants) and Ultimate Electronics. She received a BA in Business Administration and Political Science from Western State College, and is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

        Scott Dahnke has been a member of our board of directors since September 2011. Mr. Dahnke has been a Managing Partner of Catterton for the last decade, and has a broad range of business experience in private equity, consulting, management and finance. Prior to joining Catterton, he was a Managing Director at Deutsche Bank Capital Partners and at AEA Investors, where he led AEA's consumer products investing efforts. Previously, Mr. Dahnke was the Chief Executive Officer of infoUSA, a leading publicly traded provider of business and consumer marketing products and services. Prior to joining infoUSA, Mr. Dahnke served clients on an array of strategic and operational issues as a Partner at McKinsey & Company. His early career also includes experience in the Merger Department of Goldman, Sachs & Co. and with General Motors. Mr. Dahnke received a BS, magna cum laude, in Mechanical Engineering from the University of Notre Dame. He also received academic honors while earning an MBA from the Harvard Business School. Mr. Dahnke brings expertise in the retail and consumer industry from previous business experience.

        Stuart Frenkiel has been a member of our board of directors since December 2010. Mr. Frenkiel has been a Senior Director at PSPIB since March 2010, and serves on the board of directors of Ferrara Candy Company and the board of managers of QCE Finance LLC (Quiznos). From August 2008 to March 2010, he was an Associate Director in the mergers and acquisitions group of UBS Investment Bank. Prior to that, Mr. Frenkiel worked in the Office of Strategic Management at BMO Financial Group and held several finance roles at General Electric Company. Mr. Frenkiel received a Bachelor of Commerce degree from McGill University, holds an MBA from the Kellogg School of Management at Northwestern University, which he received in June 2008, and is a CFA charterholder. He brings to our Board of Directors a long-standing familiarity with our business, including industry and operational experience.

        James Pittman has been a member of our board of directors since December 2010. Mr. Pittman is a Managing Director at PSPIB. From February 2005 until December 2012, he was Vice President Private Equity at PSPIB (the owner of Argentia) in Quebec, Canada. In this capacity, he has co-led the strategy and investment of the international private equity portfolio. From 2002 to 2005, he served as Executive Vice President and CFO of Provincial Aerospace. Mr. Pittman is also a director of Telesat Holdings, Inc., Herbal Magic Inc., Haymarket Financial, Centaur Guernsey L.P. Inc. and the Institutional Limited

Partners Association, where he also served as the Vice Chairman. He brings to our Board of Directors a long-standing familiarity with our business, including industry and operational experience.

        James Rand has been a member of our board of directors since May 2008. Mr. Rand has served as an independent executive consultant in the retail and restaurant industries since his retirement as Senior Vice President of Worldwide Development at McDonald's Corporation in 2005. Mr. Rand began his career at McDonald's Corporation in 1973, where he gained experience in marketing research, marketing and real estate development, including leading the team that launched the Extra Value Meal strategy. Mr. Rand is also a director of Homemade Pizza Company and Chicago Apartment Finders, Inc. He received a BA in Mathematics from Saint Mary's College. He provides our Board of Directors with seasoned business judgment and valuable insights relevant to our industry.

        Andrew Taub has been a member of our board of directors since December 2010. Mr. Taub is a Senior Partner at Catterton. He joined Catterton in 1996 and has previously served as a Vice President and Principal prior to becoming a Partner in the firm. Mr. Taub has helped capitalize and grow over a dozen consumer companies including restaurants, retail, food and beverage and marketing services. Prior to joining Catterton, he spent three years as Vice President of Nantucket Holding Company, a merchant bank specializing in the acquisition and management of troubled companies, as well as the consolidation of fragmented industries. Previously he worked in Mergers and Acquisitions at Dean Witter Reynolds and Coopers & Lybrand. Mr. Taub received a BA from the University of Michigan and an MBA from Columbia Business School. Mr. Taub brings expertise in the retail and consumer industry from previous business experience.

Corporate Governance and Board Structure

        Our board of directors currently consists of seven members.

        In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon consummation of the offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the board of directors. Kevin Reddy serves as the chairman of our board of directors. We believe that five of our directors will be independent as required by the rules of the Nasdaq Stock Market: Scott Dahnke, our lead independent director, Stuart Frenkiel, James Pittman, James Rand and Andrew Taub. We intend that a majority of our directors will be independent within 12 months after listing on the Nasdaq Global Select Market, as required by the rules of that exchange.

                                and                         are the Class I directors and their terms will expire in 2014.                        and                         are the Class II directors and their terms will expire in 2015.                        ,                         and                                                 are the Class III directors and their terms will expire in 2016. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Corporate Governance

        We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the closing of this offering. We believe these initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

        We expect our board of directors to adopt a code of business conduct, effective upon consummation of the offering, that applies to each of our directors, officers and employees. The code addresses various topics, including:

  •
  compliance with laws, rules and regulations;

  •
  conflicts of interest;

  •
  insider trading;

  •
  corporate opportunities;

  •
  competition and fair dealing;

  •
  fair employment practices;

  •
  record keeping;

  •
  confidentiality;

  •
  protection and proper use of company assets; and

  •
  payments to government personnel.

Board Committees

        We have established an audit committee and a compensation committee (the "compensation committee") and will establish a nominating and corporate governance committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act, the rules of the Nasdaq Stock Market and SEC rules and regulations that will become applicable to us upon closing of the offering. We intend to comply with the requirements of the Nasdaq Stock Market with respect to committee composition of independent directors as they become applicable to us. Each committee has the composition and responsibilities described below.

Audit Committee

        The audit committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee

        The compensation committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The compensation committee also grants stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders' meeting. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

Compensation Committee Interlocks

        None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

        We did not provide any compensation to our non-employee directors in 2012. Directors who are also employees, such as Mr. Reddy and Mr. Kinsey, do not and will not receive any compensation for their services as directors. In addition, directors appointed by Catterton and Argentia have not received any compensation for their services as directors and will not in the future.

        Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering.

EXECUTIVE COMPENSATION

        Our named executive officers, or NEOs, for 2012, which consist of our principal executive officer and the next two most highly-compensated executives, are:

  •
  Kevin Reddy, our Chairman and Chief Executive Officer;

  •
  Keith Kinsey, our President and Chief Operating Officer; and

  •
  Dan Fogarty, our Executive Vice President of Marketing.

2012 Summary Compensation Table

        The following table summarizes the compensation awarded to, earned by or paid to our NEOs for 2011 and 2012:

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All other Compensation	Total
Kevin Reddy	2012	$546,154	$550,000	$—	$13,905	$1,110,059
Chairman and Chief Executive Officer	2011	547,017	575,000	—	15,250	1,137,267
Keith Kinsey	2012	422,308	322,500	20,898	7,439	773,145
President and Chief Operating Officer	2011	400,963	350,000	—	7,519	758,482
Dan Fogarty	2012	238,077	91,584	166,523	18,988	515,172
Executive Vice President of Marketing	2011	234,038	85,000	—	10,769	329,807

(1)
Amounts shown in this column represent cash bonus awards granted to our named executive officers for performance during 2012 and 2011. For each year, we maintained bonus plans that provided each NEO with the opportunity to earn a bonus based on achievement of adjusted EBITDA goals for the applicable year. The target bonuses were 100% of base salary for Mr. Reddy, 75% of base salary for Mr. Kinsey and 30% of base salary for Mr. Fogarty for 2012 and 2011. For both years, our actual performance equaled or exceeded target levels. The compensation committee reserves the right to exercise discretion to increase or decrease bonuses and did, in fact, pay higher bonuses for certain NEOs than the applicable plan formula provided for 2012 and 2011.

(2)
Amounts represent the aggregate grant date fair value of stock options awarded in 2012 and 2011, calculated in accordance with FASB Accounting Standards Codification Topic 718. A description of the methodologies and assumptions we use to value options awards and the manner in which we recognize the related expense are described in Note 10 to our consolidated financial statements, Stock-Based Compensation. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the option is exercised.

Outstanding Equity Awards at January 1, 2013

        The following table sets forth information regarding outstanding equity awards at the end of 2012 for each of the named executive officers.

Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price	Option expiration date
Kevin Reddy	799,000	799,000	(1)	$5.00	12/27/2020
Keith Kinsey	510,000	510,000	(1)	$5.00	12/27/2020
	—	30,000	(2)	$5.50	5/14/2022
Dan Fogarty	127,500	127,500	(1)	$5.00	12/27/2020
	—	75,000	(3)	$7.00	12/6/2022

(1)
One-half of such options vest and become exercisable on each of December 27, 2013 and December 27, 2014. The unvested options will fully vest and be exercisable upon the closing of this offering.

(2)
The options vest in 25% increments on each of May 14, 2013, 2014, 2015 and 2016. The unvested options will fully vest and be exercisable upon the closing of this offering.

(3)
These options vest on December 6, 2015.

Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control

Employment and Severance Agreements

        We are a party to employment agreements with each of the Messrs. Reddy and Kinsey (the "Employment Agreements"). Each of the Employment Agreements has a three-year term that commences on the date of our initial public offering and continues for three years unless earlier terminated. The Employment Agreements automatically extend at the end of the initial term and annually thereafter in each case, for a one year term, unless either party provides at least ninety days' prior written notice of nonextension.

        Each Employment Agreement provides for the payment of base salary and bonus, as well as customary employee benefits. Under each of the Employment Agreements, if the executive's employment is terminated by the Company without "cause" or by the executive with "good reason," (as such terms are defined in the applicable Employment Agreement) the executive is entitled to receive compensation equal to 18 months of the executive's then-current base salary, payable in equal installments over 18 months, a pro rata bonus for the year of termination and reimbursement of "COBRA" premiums for up to 18 months for the executive and his dependents. The severance payments are conditioned upon the executive entering into a mutual release of claims with us.

        Each of the Employment Agreements also restricts the executive from engaging in a competitive business during his employment and for 18 months thereafter, or soliciting employees at or above the level of vice president or above during his employment and for 12 months thereafter. For this purpose, "competitive business" is defined as any business engaged in the fast casual restaurant business in North America that derives 20% or more of its revenues from the sale of noodle or pasta dishes.

        In addition, we are a party to a Severance Agreement with Mr. Fogarty dated January 24, 2011 (the "Severance Agreement"). Pursuant to the Severance Agreement, Mr. Fogarty is an "at-will" employee. If the Company terminates Mr. Fogarty's employment without "cause," (as such term is defined in the Severance Agreement) Mr. Fogarty is entitled to receive compensation equal to nine months of his then-current base salary, payable in equal installments over nine months, a pro rata bonus for the year of termination and reimbursement of "COBRA" premiums for up to nine months for Mr. Fogarty and his dependents. The severance payments are conditioned upon Mr. Fogarty entering into a mutual release of claims with us. The Severance Agreement also includes similar noncompetition and nonsolicitation covenants as the Employment Agreements, except that the duration of the covenants apply to Mr. Fogarty during his employment and for nine months thereafter.

Payments Upon Termination or Change in Control

        None of our NEOs is entitled to receive payments or other benefits upon termination of employment or a change in control, except as provided in the Employment Agreements and Severance Agreement described above, and the equity acceleration pursuant to the Equity Plans described below.

Employee Benefit Plans

        The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

Stock Incentive Plan

        The following is a summary of the material terms of our Noodles & Company Amended and Restated 2010 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was initially adopted in December 2010 and was amended and restated on May 16, 2013.

        General.    The Stock Incentive Plan authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs") and incentive bonuses to employees, officers, non-employee directors and other service providers. The number of shares of common stock available for issuance upon the consummation of this offering pursuant to all awards granted under the Stock Incentive Plan shall not exceed 6,500,000. The number of shares issued or reserved pursuant to the Stock Incentive Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been terminated, expired unexercised, forfeited or settled in cash do not count as shares issued under the Stock Incentive Plan. In addition, (i) shares subject to awards that have been retained or withheld by us in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award and (ii) shares subject to awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof do not count as shares issued under the Stock Incentive Plan. Further, shares that have been delivered to us in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award will be available for awards under the Stock Incentive Plan.

        Administration.    The Stock Incentive Plan is administered by the Compensation Committee of the board or another committee designated by the board, or in the absence of any such committee, the board itself. The administrator of the plan has the discretion to determine the individuals to whom awards may be granted under the Stock Incentive Plan, the manner in which such awards will vest and the other conditions applicable to awards in accordance with the terms in the Stock Incentive Plan. Options, SARs, restricted stock, RSUs and incentive bonuses may be granted to participants in such numbers and at such times during the term of the Stock Incentive Plan as the administrator of the plan shall determine. The administrator is authorized to interpret the Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Stock Incentive Plan and to make any other determinations that it deems necessary or desirable for the administration of the Stock Incentive Plan. All decisions, determinations and interpretations by the administrator of the plan, and any rules and regulations under the Stock Incentive Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Stock Incentive Plan or any award.

        Options.    The administrator will determine the exercise price and other terms for each option and whether the options are nonqualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions provided that such exercise price shall not be less than the fair market value of the underlying stock on the date of the grant. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a nonqualified option. A participant may exercise an option by written notice and payment of the exercise price in common stock, cash or a combination thereof, as determined by the administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

        Stock Appreciation Rights.    The administrator may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the administrator, and the administrator will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to: the excess of the fair market value on the exercise date of one share of common stock over the exercise price, times the number of shares of common stock covered by the SAR. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the administrator.

        Restricted Stock and Restricted Stock Units.    The administrator may award restricted common stock and RSUs. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of common stock or cash to the participant only after specified conditions are satisfied. The administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

        Incentive Bonuses.    An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period set by the administrator. The terms of any incentive bonus will be set forth in an award agreement that will include provisions regarding (i) the target and maximum amount payable to the participant, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the incentive bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions as determined by the compensation committee. Payment of the amount due under an incentive bonus may be made in cash or in common stock, as determined by the administrator.

        Performance Criteria.    Vesting of awards granted under the Stock Incentive Plan may be subject to the satisfaction of one or more performance goals established by the administrator. The performance goals may vary from participant to participant, group to group and period to period.

        Adjustments.    In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions or similar events, the administrator will appropriately adjust the number of shares available under and subject to outstanding awards under the Stock Incentive Plan.

        Transferability.    Unless otherwise determined by the administrator, awards granted under the 2010 Stock Plan generally are not transferable other than by will or by the laws of descent and distribution.

        Change in Control.    Unless otherwise expressly provided in the award agreement or another contract, including an employment agreement, the administrator may provide for the acceleration of the vesting and, if applicable, exercisability of any outstanding award, or portion thereof, or the lapsing of any conditions or restrictions on or the time for payment in respect of any outstanding award, or portion thereof upon a change in control or the termination of the participant's employment following a change in control. In addition, unless otherwise expressly provided in the award agreement or another contract, including an employment agreement, or under the terms of a transaction constituting a change in control, the administrator may provide that any or all of the following shall occur in connection with a change in control: (a) the substitution for the common stock subject to any outstanding award, or portion thereof, stock or other securities of the surviving corporation or any successor corporation to us, or a parent or subsidiary thereof, in which event the aggregate purchase or exercise price, if any, of such award, or portion thereof, shall remain the same, (b) the conversion of any outstanding award, or portion thereof, into a right to receive cash or other property upon or following the consummation of the change in control in an amount equal to the value of the consideration to be received by holders of our common stock in connection with such transaction for one share, less the per share purchase or exercise price of such award, if any, multiplied by the number of shares subject to such award, or a portion thereof, (c) the acceleration of the vesting (and, as applicable, the exercisability) of any and/or all outstanding awards and/or (d) the cancellation of any outstanding and unexercised awards upon or following the consummation of the change in control.

        The board may amend, alter or discontinue the Stock Incentive Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval is required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when stockholder approval is required by law or under stock exchange listing requirements.

        Effectiveness of the Stock Incentive Plan; Amendment and Termination.    The amendment and restatement of the Stock Incentive Plan, which was approved by the Board of Directors on May 16, 2013, will become effective when it is approved by our stockholders prior to the completion of the offering described herein at a meeting of our stockholders or by written consent in accordance with applicable law. The Stock Incentive Plan will remain available for the grant of awards until the tenth anniversary of the effective date of the amendment and restatement.

Employee Stock Purchase Plan

        On May 16, 2013, we adopted the Noodles & Company Employee Stock Purchase Plan (the "ESPP") subject to stockholder approval. The purpose of the ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our common shares. A maximum of 1,300,000 shares may be purchased under the ESPP. The ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code of 1986, as amended (the "Code").

        Administration.    The ESPP is administered by the Compensation Committee or another committee designated by the board to administer the ESPP, or in the absence of any such committee, the board itself. All questions of interpretation of the ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate its responsibilities under the ESPP to one or more other persons.

        Eligibility / Participation.    Each employee who has 30 days of continuous service as of the beginning of the applicable offering period, is customarily employed to work for more than 20 hours per week, and whose customary employment is more than five months in a calendar year is eligible to participate in the ESPP, except that highly compensated employees (as determined pursuant to Section 423 of the Code) are excluded. There are four offering periods in each fiscal year. Each offering period will run for a fiscal quarter, except that the first offering period will commence upon the closing of this offering and end on the last day of the fiscal quarter in which it occurs (unless this offering occurs in the last 10 days of a fiscal quarter, in which case the offering period will run through the end of the next-following fiscal quarter).

        An eligible employee may begin participating in the ESPP effective at the beginning of an offering period. Once enrolled in the ESPP, a participant is able to purchase our common shares with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the ESPP.

        Purchase Price.    The price per share at which shares are purchased under the ESPP is determined by the compensation committee, but in no event will be less than 85% of the fair market value of the common stock on the first or the last day of the offering period, whichever is lower. A participant may designate payroll deductions to be used to purchase shares equal to at least $50 and a maximum of the percentage of the participant's compensation set by the ESPP Administrator (which rate may be changed from time to time, but in no event shall be greater than 15%). A participant may only change the percentage of compensation that is deducted to purchase shares under the ESPP (other than to withdraw entirely from the ESPP) effective at the beginning of a offering period. At the end of each offering period, unless the participant has withdrawn from the ESPP, payroll deductions are applied automatically to purchase common shares at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price.

        Adjustments.    In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the ESPP and the applicable purchase price of such shares.

        Limitations on Participation.    A participant is not permitted to purchase shares under the ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of equity interests. A participant is also not permitted to purchase common stock with a fair market value in excess of $25,000 in any one calendar year (or more than 5,000 shares in any offering period). A participant does not have the rights of a shareholder until the shares are actually issued to the participant.

        Transferability.    Rights to purchase common stock under the ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

        Amendment / Termination.    The ESPP will become effective when it is approved by our stockholders prior to the completion of the offering described herein at a meeting of our stockholders in accordance with applicable law. The board may amend, alter or discontinue the ESPP in any respect at any time; however, stockholder approval is required for any amendment that would increase the number of shares reserved under the ESPP other than pursuant to an adjustment as provided in the ESPP or materially change the eligibility requirements to participate in the ESPP.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. No employer contributions were made to the 401(k) plan in 2012. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code.

Pension Benefits

        Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan we sponsored during 2012.

Nonqualified Deferred Compensation

        Our NEOs did not earn any nonqualified deferred compensation benefits from us during 2012.

PRINCIPAL STOCKHOLDERS

        The following table presents information regarding beneficial ownership of our equity interests as of May 28, 2013, and as adjusted to reflect our sale of common stock in this offering, by:

  •
  each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable.

        Percentage ownership of our equity interests before this offering is based on 29,369,746 shares of our Class A common stock, 10,905,789 shares of our Class B common stock and one share of our Class C common stock outstanding as of April 2, 2013. There are 110 holders of our Class A common stock, one holder of our Class B common stock and one holder of our Class C common stock as of May 28, 2013. The rights of the holders of our Class A common stock and our Class B common stock are identical in all respects, except that our Class B common stock does not vote on the election or removal of directors. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 28, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All outstanding shares of Class B common stock and the one share of Class C common stock are held by Argentia Private Investments Inc. Unless otherwise indicated, the address of each individual listed in this table is c/o Noodles & Company, 520 Zang Street, Suite D, Broomfield, Colorado 80021.

	Shares Beneficially Owned Prior to The Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent (assuming no exercise of Underwriters' Option)	Percent (assuming full exercise of Underwriters' Option)	Percent (Voting Power)
5% Stockholders
Entities affiliated with Catterton Partners(1)	18,200,000	45.19%	18,200,000
Argentia Private Investments Inc.(2)	18,000,001	44.69%	18,000,001
Named Executive Officers and Directors
Kevin Reddy(3)	1,152,189	2.81%	1,152,189
Keith Kinsey(4)	678,745	1.66%	678,745
Dave Boennighausen(5)	87,636	*	87,636
Dan Fogarty(6)	139,523	*	139,523
Phil Petrilli(7)	43,750	*	43,750
Paul Strasen(8)	148,509	*	148,509
Kathy Lockhart(9)	38,233	*	38,233
Scott Dahnke(1)	18,200,000	45.19%	18,200,000
Stuart Frenkiel	0	*	0
James Pittman	0	*	0
James Rand(10)	60,608	*	60,608
Andrew Taub	0	*	0
All Executive Officers and Directors as a Group (12 individuals)(11)	2,349,193	5.75%	2,349,193

*
Indicates ownership of less than one percent.

(1)
All of the shares of common stock are held by Catterton-Noodles, LLC, an entity affiliated with Catterton. Scott Dahnke is a Managing Partner of Catterton, and in such capacity has voting and investment control over the securities. Mr. Dahnke disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The principal business address of Catterton Partners is 599 West Putnam Avenue, Greenwich, CT 06830.

(2)
Consists of (i) 7,094,211 shares of common stock, (ii) 10,905,789 shares of Class B common stock and (iii) one share of Class C common stock held by Argentia Private Investments Inc., which is affiliated with PSPIB. Class B common stock has the same rights as the common stock except that holders of Class B common stock will not be entitled to vote in the election or removal of directors unless converted into common stock. Gordon J. Fyfe is President of Argentia, Derek Murphy is a director and Vice President of Argentia and John Valentini is director and Vice President of Argentia, and in such capacities they have investment control over such securities. Derek Murphy and Stephanie Lachance, Vice President, Responsible Investment and Corporate Secretary of PSP Investments, have voting control over such securities on behalf of Argentia. Mr. Fyfe, Mr. Murphy, Mr. Valentini and Ms. Lachance disclaim beneficial ownership of such securities. The principal business address of Argentia is 1250 Réne Lévesque Boulevard West, Suite 900, Montreal, Quebec, Canada H3B 4W8.

(3)
Includes options to purchase 799,000 shares of our common stock exercisable within 60 days. Includes 176,595 shares of our common stock and options to purchase 199,750 shares of our common stock held by Leigh Reddy. These shares and options to purchase shares are expected to be allocated to Leigh Reddy pursuant to a settlement. The 176,895 shares of common stock will not be subject to any lock-up restrictions with respect to their sale.

(4)
Includes options to purchase 517,500 shares of our common stock exercisable within 60 days.

(5)
Includes options to purchase 77,750 shares of our common stock exercisable within 60 days.

(6)
Includes options to purchase 127,500 shares of our common stock exercisable within 60 days.

(7)
Includes options to purchase 43,750 shares of our common stock exercisable within 60 days.

(8)
Includes options to purchase 127,500 shares of our common stock exercisable within 60 days.

(9)
Includes options to purchase 30,600 shares of our common stock exercisable within 60 days.

(10)
Includes options to purchase 45,000 shares of our common stock exercisable within 60 days.

(11)
Includes options to purchase 1,768,600 shares of our common stock exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

        The following is a description of each transaction since December 30, 2009 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

        Merger Agreement.    As part of the 2010 Equity Recapitalization, we entered into an Agreement and Plan of Merger with Catterton-Noodles,  LLC, Red Isle Private Investments Inc., CP/PSP Merger Sub, Inc. and David R. Duncan. Pursuant to the agreement, at the effective time of the merger, the CP/PSP Merger Sub, Inc., an entity indirectly owned by Catterton and PSPIB was merged with and into the Company. As a result of the merger, Catterton, certain of its affiliated entities and Argentia, collectively, became our majority stockholders and own approximately 90% of the outstanding equity interests of the company.

        Stockholders Agreement.    In connection with the merger, we entered into a stockholders agreement with our Sponsors. Under the Stockholders Agreement, each of Catterton and Argentia have agreed to vote its respective shares of common stock to elect two directors selected by Argentia. Furthermore, if the Public Sector Pension Investment Board Act ceases to prohibit PSPIB from investing in securities of a corporation to which are attached more than 30% of the votes that may be cast to elect directors, each of Catterton and Argentia will vote its respective shares of common stock to elect two directors selected by Catterton. Additionally, Catterton will not vote its shares to elect any three of the five directors not designated by Argentia, unless any such director has been approved by Argentia. Catterton and Argentia have further agreed not to vote their shares in favor of any of certain actions without the mutual consent of the other.

        Upon the completion of this offering, all of the provisions of the stockholders agreement will be terminated in accordance with the terms of the stockholders agreement.

        We expect to enter into a new stockholders agreement with our Sponsors that will become effective upon consummation of this offering. That stockholders agreement will contain agreements with respect to restrictions on the sale, issuance or transfer of shares and special corporate governance provisions. The amended and restated stockholders agreement will also grant our Sponsors the right, subject to certain conditions, to nominate representatives to our board of directors and committees of our board of directors. Catterton and Argentia each will have the right to designate two members to our board of directors, and the parties to the agreement will agree to vote to elect such director designees. If at any time a Sponsor owns more than 10% and less than 20% of our outstanding Class A and Class B common stock, such Sponsor will have the right to designate one nominee for election to our board of directors. If a Sponsor's ownership level falls below 10% of our outstanding Class A and Class B common stock, such Sponsor will no longer have a right to designate a nominee. In addition, for so long as Catterton and Argentia hold at least    % of the voting power of our outstanding common stock, certain actions may not be taken without the approval of Catterton and Argentia, including:

  •
  any merger, recapitalization or other adjustment in voting rights, if following such event, Catterton and Argentia would not together have sufficient voting power or otherwise be entitled to elect a majority of the Board;

  •
  any sale of all or substantially all the assets of the Company;

  •
  the issuance of any capital stock of us or any of our subsidiaries, other than certain issuances upon the grant of equity awards;

  •
  create any new class or series of shares of equity securities having rights, preferences or privileges senior to or on a parity with the Common Stock; or

  •
  any amendment of our certificate of incorporation, bylaws or equivalent organization documents of the Company or any Subsidiary of the Company in a manner that could reasonably be expected to adversely affect the rights of Catterton or Argentia.

        Management Services.    Catterton Management Company, LLC, an affiliate of Catterton, provides certain management services to the Company. In connection with such services Catterton Management Company, LLC receives an annual management fee of $500,000. Argentia holds the sole share of our Class C common stock, which entitles it to receive annual dividends of $500,000 payable at the same times and in the same amounts as the management fees payable to Catterton Management Company, LLC. In connection with this offering, the share of Class C common stock will be redeemed and the services arrangement with Catterton Management Company, LLC will be terminated upon the closing of this offering, in each case for no consideration. In both 2011 and 2012, the Company paid $1.1 million in management fees and Class C dividends, which included a prepayment for both the first quarter of 2012 and 2013.

        Bridge Financing.    In connection with the 2010 Equity Recapitalization we obtained bridge financing from the Sponsors in the amount of $45.0 million. Such amount was repaid, along with $0.9 million of PIK interest at 12%, when we completed the refinancing of our credit facility in February 2011.

        Control Relationships.    As discussed in Note 2 of our consolidated financial statements, Catterton and Argentia each own approximately 45% of our equity interests; however, the terms of the articles of incorporation prevent control by either Sponsor.

Registration Rights

        Pursuant to the terms of a Registration Rights Agreement between us and certain holders of our stock, including Catterton, certain of its affiliates and Argentia, certain holders of our stock are entitled to demand and piggyback rights. The stockholders who are a party to the Registration Rights Agreement will hold an aggregate of             shares, or        %, of our equity interests upon completion of this offering.

        Demand Registrations.    Under the Registration Rights Agreement, both Catterton and Argentia are able to require us to file a registration statement (a "Demand Registration") under the Securities Act, covering at least 10% of our equity interests, and we are required to notify holders of such securities in the event of such request (a "Demand Registration Request"). Each of Catterton and Argentia can issue unlimited Demand Registration Requests, unless we are ineligible to use Form S-3, in which case we will not be obligated to grant more than three Demand Registration Requests to each of Catterton and Argentia during such period of ineligibility. All eligible holders will be entitled to participate in any Demand Registration upon proper notice to the surviving company and we are required to use our commercially reasonable efforts to effect such registration in accordance with the terms of the Demand Registration Request, subject to certain rights we will have to delay or postpone such registration. We have the right to include authorized but unissued shares of our common stock in such registrations. A holder of our common stock will only be able to withdraw its eligible securities from a Demand Registration with our prior written consent or in the event that we exercise our right to delay or postpone a Demand Registration Request. If sufficient holders withdraw such that the number of securities eligible to be registered does not meet the applicable 10% threshold, we can cease its efforts to effect the Demand Registration.

        Piggyback Registrations.    Under the Registration Rights Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration or pursuant to an employee benefit or dividend reinvestment plan) (a "piggyback registration"), we will be required to notify each eligible holder of its right to participate in such registration. We will use commercially reasonable efforts to cause all eligible securities requested to be included in the registration to be so included. We have the right to withdraw or postpone a registration statement in which eligible holders have elected to exercise piggyback registration rights, and eligible holders are entitled to withdraw their registration requests prior to the execution of an underwriting agreement or custody agreement with respect to any such registration.

Procedures for Approval of Related Party Transactions

        We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our board of directors.

        Our board of directors will adopt a written related person transaction policy, effective upon the closing of this offering, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our audit committee. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part. References in this section to "the company," "we," "us" and "our" refer to Noodles & Company and not to any of its subsidiaries.

        Following the closing of this offering, we expect that our authorized capital stock will consist of 150,000,000 shares of Class A common stock, $0.01 par value per share, which we refer to in this prospectus as common stock, 30,000,000 shares of Class B common stock, $0.01 par value per share, and 1,000,000 shares of undesignated preferred stock, $0.01 par value per share. We sometimes refer to our common stock and Class B common stock as "equity interests" when described on an aggregate basis. The one share of Class C common stock outstanding as of April 2, 2013 will be redeemed upon the closing of this offering.

Class A Common Stock

        As of April 2, 2013, there were 29,369,746 shares of common stock outstanding on a pre-reverse split basis held by 108 stockholders of record.

        Following the closing of this offering, there will be 150,000,000 shares of our common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation, holders of common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the common stock will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of our equity interests shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Class B Common Stock

        As of April 2, 2013, there were 10,905,789 shares of Class B common stock outstanding on a pre-reverse split basis held by one stockholder of record.

        Following the closing of this offering, there will be 30,000,000 shares of our Class B common stock authorized for issuance. Pursuant to our amended and restated certificate of incorporation, our Class B common stock has the same rights as our Class A common stock except that holders of our Class B common stock will not be entitled to vote in the election or removal of directors unless converted into Class A common stock. Shares of our Class B common stock are convertible on a share-for-share basis into shares of our Class A common stock at the election of the holder. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class B common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by our Board of Directors. Upon our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our equity interests shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class B common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class B common stock.

Preferred Stock

        As of April 2, 2013, there were no shares of preferred stock outstanding.

        Following the closing of this offering, our board of directors will be authorized to issue not more than an aggregate of 1,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to issue not more than an aggregate of 1,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock and to fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        See "Certain Relationships and Related Transactions—Registration Rights."

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

        Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon consummation of the offering could make the acquisition of the company more difficult. These provisions of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

        Stockholder meetings.    Under our amended and restated certificate of incorporation, only the Board of Directors, or the chairman of the Board of Directors or the Chief Executive Officer with the concurrence of a majority of the Board of Directors may call special meetings of stockholders.

        Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

        Elimination of stockholder action by written consent.    Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting, except for such period as Catterton and Argentia and their affiliates collectively own a majority of our outstanding common stock. This provision will, in certain situations make it more difficult for stockholders to take action opposed by the board of directors.

        Election and removal of directors.    Our board of directors will be divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. The board of directors will have the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes replacing a majority of directors more difficult for stockholders. Additionally, directors may be removed for cause only with the approval of the holders of a majority of our outstanding common stock. Directors may be removed without cause only with the approval of two-thirds of our outstanding common stock.

        Undesignated preferred stock.    The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.

        Amendment of provisions in the certificate of incorporation.    Our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of our outstanding common stock in order to amend any provision of our certificate of incorporation.

        Amendment of provisions in the bylaws.    Our amended and restated bylaws will require the affirmative vote of the holders of at least two-thirds of our outstanding common stock in order to amend any provision of our bylaws.

        We anticipate that we will not be governed by Section 203 of the Delaware General Corporation Law.

Transfer Agent and Registrar

                                is the transfer agent and registrar for our common stock.

Listing

        We will apply to list our common stock on the Nasdaq Global Select Market under the symbol NDLS.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market of our Class A common stock, which we refer to in this prospectus as our "common stock," or any of our equity securities. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

        Based on the number of shares of our equity interests outstanding as of                        , upon the closing of this offering and assuming (a) no exercise of the underwriters' option to purchase additional shares of common stock to cover over-allotments and (b) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately            shares of equity interests. Of these shares, all of the            shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of equity securities held by existing stockholders immediately prior to the closing of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

        In connection with this offering, we, our sponsors, our directors, our executive officers and holders of substantially all of our common stock, options and warrants have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our equity interests or securities convertible into or exchangeable for our equity interests during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and UBS Securities LLC.

        Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the our equity interests that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our equity interests that does not exceed the greater of:

  •
  1% of the number of equity interests then outstanding, which will equal approximately                        shares of equity interests immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter's option to purchase additional shares and no exercise of outstanding options or warrants); or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our "affiliates," as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements (subject to the terms of the lock-up agreements referred to below, if applicable).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes certain material U.S. federal income tax consequences associated with the purchase, ownership and disposition of shares of our Class A common stock, which we refer to in this prospectus as our "common stock." This discussion deals only with beneficial owners of shares of our common stock that purchase the shares in this offering and will hold shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment). Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to, brokers or dealers in securities, banks or other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar, entities or arrangements treated as partnerships for U.S. federal income tax purposes or investors in such entities, persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services, U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," and persons deemed to sell our common stock under the constructive sale provisions of the Code.

        This discussion is based upon the provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or foreign tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership purchasing our common stock, are encouraged to consult their own tax advisors.

        THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Consequences to U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock. A "U.S. Holder" of shares of our common stock means a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Dividends.    If a U.S. Holder receives a distribution in respect of shares of our common stock, it generally will be treated as a dividend to the extent that it is paid from current or accumulated earnings and profits as determined under U.S. federal income tax principles. A distribution that exceeds current and accumulated earnings and profits will be treated as a nontaxable return of capital reducing a U.S. Holder's tax basis in the common stock and any remaining excess will be treated as capital gain.

        Under current law, dividend income may be taxed to an individual U.S. Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a U.S. Holder that is a U.S. corporation will qualify for a deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders are encouraged to consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends and the dividends-received deduction.

        Sale, Exchange, or Other Disposition of Common Stock.    A U.S. Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and the tax basis of such U.S. Holder in the disposed common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for the stock. The gain or loss recognized on a sale will be long-term capital gain or loss if the common stock had been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

        Medicare Contribution Tax.    U.S. Holders who are individuals, estates or certain trusts are required to pay a 3.8% tax on the lesser of (1) the U.S. person's "net investment income" in the case of an individual, or undistributed "net investment income" in the case of an estate or trust, in each case for the relevant taxable year and (2) the excess of the U.S. person's modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual's circumstances). Net investment income generally includes, among other things, dividends and capital gains from the sale or other disposition of stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust is encouraged to consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

        Information Reporting and Backup Withholding.    U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the Internal Revenue Service (the "IRS") and to each U.S. Holder the amounts paid on or with respect to our common stock and the U.S. federal withholding tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.

        Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Consequences to Non-U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. A "Non-U.S. Holder" is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

        Dividends.    Dividends paid to a Non-U.S. Holder, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder wishing to claim the benefits of an applicable income tax treaty for dividends will be required to complete IRS Form W-8BEN (or other applicable forms) and certify under penalties of perjury that such Non-U.S. Holder is not a U.S. person and is entitled to the benefits of the applicable income tax treaty.

        Dividends paid to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States or, if certain treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax but instead are subject to regular graduated U.S. federal income tax rates in the same manner as a U.S. Holder. Special certification and disclosure requirements, including the completion of IRS Form W-8ECI (or any successor form), must be satisfied for effectively connected dividends to be exempt from withholding. In addition, a non-U.S. Holder that is a foreign corporation may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on any effectively connected dividends received by such non-U.S. Holder. In order to claim the benefit of an applicable income tax treaty, special certifications and other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        Sale, Exchange or Other Disposition of Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States, or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment;

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  an individual Non-U.S. Holder holds shares of our common stock, is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period of our common stock.

        We believe that we are not currently and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property assets relative to the fair market value of our other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we become a U.S. real property holding corporation, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as an interest in a U.S. real property holding corporation only if a Non-U.S. Holder actually or constructively holds more than 5% of our regularly traded common stock at any time during the applicable period as specified in the Code.

        An individual Non-U.S. Holder described in the first bullet above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder.

        A foreign corporation Non-U.S. Holder described in the first bullet above will be subject to tax on the net gain under regular graduated U.S. federal income tax rates in the same manner as a U.S. Holder and, in addition, may be subject to the branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder described in the second bullet above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). A Non-U.S. Holder that is an individual and eligible for the benefits of a tax treaty between the United States and such Non-U.S. Holder's country of residence will be subject to United States federal income tax on the disposition of shares of our common stock in the manner specified by the treaty and generally will only be subject to such tax if the gain on such disposition is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form).

        Information Reporting and Backup Withholding.    In general, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

        U.S. backup withholding tax is imposed on certain dividend payments to Non-U.S. Holders that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN, or otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Foreign Account Legislation

        Certain provisions of the Code, which will be phased in beginning on January 1, 2014, generally will impose a withholding tax of 30% on any dividends on our common stock paid to certain foreign financial institutions, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another exception applies. The legislation will also generally impose a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial U.S. owners or identification of the direct and indirect substantial U.S. owners of the entity. Finally, beginning on January 1, 2017, withholding of 30% also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met or another exception applies. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
UBS Securities LLC
Jefferies LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co
Robert W. Baird & Co. Incorporated

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters' option to purchase additional shares described below, the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. The option may be exercised only to cover any over-allotments of shares of common stock.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise

and full exercise of the underwriters' option to purchase up to an additional            shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed        % of the total number of shares of common stock offered by them.

        We expect to list our common stock on the Nasdaq Global Select Market under the trading symbol NDLS.

        We, our sponsors, all directors and officers and the holders of substantially all of our outstanding stock and stock options, including holders of all of our unregistered securities acquired within the past 180 days, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and UBS Securities LLC on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus (or such earlier date or dates as agreed between us and Morgan Stanley & Co. LLC and UBS Securities LLC):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any other securities convertible into or exercisable or exchangeable for common stock;

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  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and UBS Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of shares to the underwriters;

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  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made;

  •
  transfers of shares of common stock as a bona fide gift or charitable contribution, by will or intestacy or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder;

  •
  distributions of shares of common stock to beneficiaries or affiliates, including limited partners, members or stockholders of the holder;

  •
  transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided, that no filing under the Exchange Act (other than a filing on Form 5, Schedule 13D or Schedule 13G (or 13D/A or 13G/A) made after the expiration of 180 day period) will be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; or

  •
  transfers in connection with a liquidation, merger, stock exchange or similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property;

provided, that in the case of any transfer or distribution pursuant to the fourth and fifth bullets above, it will be a condition of transfer or distribution, as the case may be, that each transferee, donee and distributee shall enter into a written agreement accepting the restrictions set forth in the preceding paragraph as if it were a selling shareholder and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in respect of the transfer or distribution during the restricted period.

        Morgan Stanley & Co. LLC and UBS Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares of common stock offered in this prospectus for our directors, officers, employees, business associates and other related persons. Reserved shares purchased by our directors and officers will be subject to the 180-day restricted period described above. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. We have agreed to indemnify UBS Securities LLC and its affiliates against certain liabilities and expenses, including the liabilities under the Securities Act in connection with sales of the directed shares.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as joint lead arranger and a joint bank manager and its affiliate is a lender and acting as the administrative agent under our credit facility and as such they will receive a portion of the proceeds of this offering in connection with the prepayment of our credit facility.

Other Relationships

        Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated serve as the syndication agent and lenders under our credit facility. In connection with the repayment of certain borrowings under our credit facility with a portion of the net proceeds of this offering, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive their proportionate share in their capacities as lenders. See "Use of Proceeds."

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  •
  you confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the company under section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  •
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Korea

        The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The common stock has not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the common stock.

Dubai International Finance Centre

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. As of the date of this prospectus, attorneys in Kirkland & Ellis LLP and a limited partnership affiliated with Kirkland & Ellis LLP owned an aggregate of 96,187 shares of our Class A common stock.

EXPERTS

        The consolidated financial statements of the Company at January 1, 2013 and January 3, 2012, and for the fiscal years ended January 1, 2013, January 3, 2012 and December 28, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

        Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

Noodles & Company

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Noodles & Company

        We have audited the accompanying consolidated balance sheets of Noodles & Company (the Company) as of January 1, 2013 and January 3, 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended January 1, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noodles & Company as of January 1, 2013 and January 3, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado
March 22, 2013, except for Note 1, as to
    which the date is May 9, 2013

Noodles & Company

Consolidated Balance Sheets

(in thousands, except share and per share data)

	January 1, 2013	Pro-Forma Temporary Equity and Stockholders' Equity January 1, 2013	January 3, 2012
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$581		$523
Accounts receivable	4,566		3,413
Inventories	6,042		4,595
Prepaid expenses and other assets	3,970		3,332
Income tax receivable	995		1,016

Total current assets	16,154		12,879

Property and equipment, net	136,287		103,831
Deferred tax assets, net	2,791		5,496
Other assets, net	1,763		4,119

Total long-term assets	140,841		113,446

Total assets	$156,995		$126,325

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$9,393		$6,900

Accrued payroll and benefits	5,345		6,198

Accrued expenses and other current liabilities	7,249		5,846
Current deferred tax liabilities	1,023		863
Current portion of long-term debt	750		750

Total current liabilities	23,760		20,557
Long-term debt	93,731		77,523
Deferred rent	23,013		18,644
Other long-term liabilities	2,483		2,078

Total liabilities	142,987		118,802

Temporary equity
Common stock subject to put options—514,434 shares as of 2012 and 2011	3,601	—	2,572
Stockholders' equity:
Preferred stock—$0.01 par value, authorized 5,000,000 shares; no shares issued or outstanding	—	—	—
Common stock—$0.01 par value, authorized 59,000,001 shares; 40,275,536 issued and outstanding as of 2012 and 2011	403	403	403
Additional paid-in capital	7,414	9,986	6,120
Accumulated other comprehensive loss, net of tax	(24)	(24)	(52)
Retained earnings (accumulated deficit)	2,614	3,643	(1,520)

Total stockholders' equity	10,407	14,008	4,951

Total liabilities and stockholders' equity	$156,995		$126,325

See accompanying notes to consolidated financial statements.

Noodles & Company

Consolidated Statements of Income

(in thousands, except share and per share data)

	Fiscal Year Ended
	January 1, 2013	January 3, 2012	December 28, 2010
Revenue:
Restaurant revenue	$297,264	$253,467	$218,560
Franchise royalties and fees	3,146	2,599	2,272

Total revenue	300,410	256,066	220,832

Costs and expenses:
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	78,997	66,419	56,869
Labor	89,435	75,472	64,942
Occupancy	29,323	25,208	21,650
Other restaurant operating costs	39,241	34,652	29,784
General and administrative	26,220	23,842	24,921
Depreciation and amortization	16,719	14,501	13,932
Pre-opening	3,145	2,327	2,088
Asset disposals, closure costs and restaurant impairments	1,278	1,629	2,815

Total costs and expenses	284,358	244,050	217,001

Income from operations	16,052	12,016	3,831
Debt extinguishment expense	2,646	275	—
Interest expense	5,028	6,132	1,819

Income before income taxes	8,378	5,609	2,012
Provision (benefit) for income taxes	3,215	1,780	(366)

Net income	$5,163	$3,829	$2,378

Earnings per Class A and Class B common stock, combined
Basic	$0.13	$0.10	$0.06
Diluted	$0.13	$0.10	$0.05
Weighted average Class A and Class B common stock outstanding, combined
Basic	40,275,536	40,273,306	42,263,534
Diluted	40,321,564	40,273,306	43,720,951

See accompanying notes to consolidated financial statements.

Noodles & Company

Consolidated Statements of Comprehensive Income

(in thousands)

	Fiscal Year Ended
	January 1, 2013	January 3, 2012	December 28, 2010
Net income	$5,163	$3,829	$2,378
Other comprehensive income (loss):
Cash flow hedges:
Loss recognized in accumulated other comprehensive income	(186)	(209)	(560)
Reclassification of loss to net income	382	434	754

Unrealized income on cash flow hedges	196	225	194
Provision for income tax on cash flow hedges	(168)	(3)	(74)

Other comprehensive income (loss), net of tax	28	222	120

Comprehensive income	$5,191	$4,051	$2,498

See accompanying notes to consolidated financial statements.

Noodles & Company
Consolidated Statements of Equity
(in thousands, except share data)

	Series A Preferred Stock
			Common Stock(1)			Treasury			Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)		Temporary Equity
								Additional Paid-In Capital			Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balance—December 29, 2009	10,223,066	$—	42,396,616	$—		20,619,368	$(67,513)	$104,184	$(394)	$(7,727)	$28,550	$—
Exercise of stock options	—	—	103,969	—		—	—	147	—	—	147	—
Stock-based compensation expenses	—	—	—	—		—	—	1,987	—	—	1,987	—
Equity recapitalization—Preferred shares converted to common	(10,223,066)	—	20,446,131	—		—	—	—	—	—	—	—
Cancellation of outstanding treasury stock	—	—	(20,619,368)	—		(20,619,368)	67,513	(67,513)	—	—	—	—
Conversion of outstanding common stock into the right to receive cash, net of rollover equity	—	—	(38,980,627)	34		—	—	(195,020)	—	—	(194,986)	—
Accelerated vesting of unvested outstanding stock options	—	—	—	—		—	—	3,706	—	—	3,706	—
Cash settlement of outstanding options, net of rollover equity	—	—	725,669	7		—	—	(11,301)	—	—	11,294	2,572
Issuance of common stock, net of transaction expenses	—	—	36,200,001	362	(2)	—	—	173,680	—	—	174,042	—
Net income	—	—	—	—		—	—	—	—	2,378	2,378	—
Unrealized income on cash flow hedges, net of tax	—	—	—	—		—	—	—	120	—	120	—

Balance—December 28, 2010	—	—	40,272,391	403	(3)	—	—	4,726	(274)	(5,349)	(494)	2,572
Exercise of stock options	—	—	3,145	—		—	—	16	—	—	16	—
Tax benefit on exercise of stock options	—	—	—	—		—	—	109	—	—	109	—
Stock-based compensation expenses	—	—	—	—		—	—	1,402	—	—	1,402	—
2010 Merger-transaction expenses	—	—	—	—		—	—	(133)	—	—	(133)	—
Net income	—	—	—	—		—	—	—	—	3,829	3,829	—
Unrealized income on cash flow hedges, net of tax	—	—	—	—		—	—	—	222	—	222	—

Balance—January 3, 2012	—	—	40,275,536	403	(3)	—	—	6,120	(52)	(1,520)	4,951	2,572
Tax benefit on exercise of stock options	—	—	—	—		—	—	27	—	—	27	—
Stock-based compensation expenses	—	—	—	—		—	—	1,315	—	—	1,315	—
2010 Merger-transaction expenses	—	—	—	—		—	—	(48)	—	—	(48)	—
Temporary equity related to put options	—	—	—	—		—	—	—	—	(1,029)	(1,029)	1,029
Net income	—	—	—	—		—	—	—	—	5,163	5,163	—
Unrealized income on cash flow hedges, net of tax	—	—	—	—		—	—	—	28	—	28	—

Balance—January 1, 2013	—	$—	40,275,536	$403	(3)	—	$—	$7,414	$(24)	$2,614	$10,407	$3,601

(1)	Unless otherwise noted, activity relates to Class A common stock
(2)	Represents issuance of 25,294,211 shares of Class A common stock, 10,905,789 shares of Class B common stock and one share of Class C common stock
(3)	Includes 10,905,789 shares of Class B common stock and one share of Class C common stock

See accompanying notes to consolidated financial statements.

Noodles & Company

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	January 1, 2013	January 3, 2012	December 28, 2010
Operating activities
Net income	$5,163	$3,829	$2,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,719	14,501	13,932
Provision (benefit) for deferred income taxes	2,607	1,520	(419)
Excess tax benefit on stock-based compensation	(27)	(109)	—
Asset disposals, closure costs and restaurant impairments	1,278	1,629	2,815
Amortization of debt issuance costs and debt
extinguishment expense	3,227	1,013	155
Stock-based compensation	1,234	1,327	5,610
Other noncash	(341)	892	(250)
Changes in operating assets and liabilities:
Accounts receivable and income tax receivable	(1,104)	274	(2,384)
Inventories	(1,447)	(680)	(572)
Prepaid expenses and other assets	(644)	(63)	(743)
Accounts payable	(155)	80	270
Deferred rent	4,369	2,290	2,973
Accrued expenses and other liabilities	1,190	1,419	840

Net cash provided by operating activities	32,069	27,922	24,605

Investing activities
Purchases of property and equipment	(47,384)	(30,047)	(26,933)

Net cash used in investing activities	(47,384)	(30,047)	(26,933)

Financing activities
Proceeds from issuances of notes payable	105,697	111,771	57,624
Payments on notes payable	(89,549)	(65,498)	(59,462)
(Payments on) proceeds from bridge financing	—	(45,977)	45,000
Debt issuance costs	(754)	(4,226)	—
Change in restricted cash related to equity recapitalization	—	189,388	(189,388)
Change in shareholder escrow-equity recapitalization	—	(189,502)	(5,484)
Cash settlement of outstanding options, net	—	—	(7,264)
Payment of payroll taxes associated with equity recapitalization	—	(6,602)	—
Issuance of common stock, net of transaction expenses	(48)	(133)	174,042
Proceeds from exercise of stock options	—	16	147
Excess tax benefit on stock-based compensation	27	109	—

Net cash provided by (used in) financing activities	15,373	(10,654)	15,215

Net increase (decrease) in cash and cash equivalents	58	(12,779)	12,887
Cash and cash equivalents
Beginning of year	523	13,302	415

End of year	$581	$523	$13,302

See accompanying notes to consolidated financial statements.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business

        Noodles & Company (the "Company" or "Noodles & Company"), a Delaware corporation, develops and operates fast casual restaurants that serve globally inspired noodle and pasta dishes, soups, salads and sandwiches. As of January 1, 2013, there were 276 company-owned restaurants and 51 franchise restaurants in 25 states and the District of Columbia. The Company operates its business as one operating and reportable segment.

        In December 2010, Catterton Partners ("Catterton") and Argentia Private Investments Inc. ("Argentia") completed an equity recapitalization to purchase approximately 90% of the Company's equity interests. See Note 2, Equity Recapitalization.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Noodles & Company and its subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Fiscal Year

        The Company operates on a 52 or 53 week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2012 and 2010, which ended on January 1, 2013 and December 28, 2010, respectively, each contained 52 weeks. Fiscal year 2011, which ended on January 3, 2012, contained 53 weeks.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholder's Equity

        In conjunction with the closing of an initial public offering, put options to sell common stock to the Company will terminate. The unaudited pro forma consolidated balance sheet data assumes the termination of the put rights and the reclassification of temporary equity to permanent equity as of January 1, 2013. See Note 15, Commitments and Contingencies.

Error Correction

        The Company's consolidated balance sheets as of January 1, 2013 and January 3, 2012 included in its previously issued consolidated financial statements excluded temporary equity of $3.6 million and $2.6 million, respectively. The related consolidated statements of equity overstated additional paid in capital by $2.6 million in each of the years presented and overstated retained earnings by $1.0 million for the year ended January 1, 2013. Accordingly the accompanying consolidated balance sheets as of January 1, 2013 and January 3, 2012 and the consolidated statements of equity for the years ended January 1, 2013, January 3, 2012 and December 28, 2010 have been revised to correct this error. Temporary equity represents the fair market value of 514,434 outstanding shares subject to put options that can be exercised in circumstances outside the Company's control. See Note 15, Commitments and Contingencies.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Reclassifications

        Certain reclassifications of prior year amounts are reflected in the consolidated financial statements to be consistent with current year presentation.

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments with an initial maturity of three months or less when purchased to be cash equivalents. Amounts receivable from credit card processors are converted to cash shortly after the related sales transaction and considered to be cash equivalents because they are both short-term and highly liquid in nature. Amounts receivable from credit card processors and considered cash equivalents as of January 1, 2013 and January 3, 2012 were $2.5 million and $1.0 million, respectively, and were offset on the consolidated balance sheets by payments processed by the Company, but not yet redeemed by the payee. Book overdrafts, which are outstanding checks in excess of cash and cash equivalents, are recorded with accounts payable in the accompanying consolidated balance sheets and within operating activities in the accompanying statements of cash flows.

Accounts Receivable

        Accounts receivable consist primarily of tenant improvement receivables and vendor rebates receivable, as well as amounts due from franchisees and other miscellaneous receivables. The Company believes all amounts to be collectible. Accordingly, no allowance for doubtful accounts has been recorded as of January 1, 2013 or January 3, 2012.

Inventories

        Inventories consist of food, beverages, supplies, and smallwares, and are stated at the lower of cost (first-in, first-out method) or market. Smallwares inventory, which consist of the plates, silverware, and cooking utensils used in the restaurants, are frequently replaced and are considered current assets. Replacement costs of smallwares inventory are recorded as other restaurant operating costs and are expensed as incurred. As of January 1, 2013 and January 3, 2012, smallwares inventory of $3.8 million and $3.0 million was included on the consolidated balance sheets.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Expenditures for major renewals and improvements are capitalized, while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term, which generally includes option periods that are reasonably assured to be exercised. Depreciation and amortization expense on property and equipment, including assets under capital lease, was $16.7 million in 2012, $14.5 million in 2011 and $13.9 million in 2010.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

        The estimated useful lives for property and equipment are:

Property and Equipment	Estimated Useful Lives
Leasehold improvements	Shorter of lease term or estimated useful life, not to exceed 20 years
Furniture and fixtures	3 to 15 years
Equipment	3 to 7 years

        The Company capitalizes internal payroll and payroll related costs directly related to the successful acquisition, development, design and construction of its new restaurants. Capitalized internal costs were $2.3 million, $1.8 million and $1.6 million in 2012, 2011 and 2010, respectively. Interest incurred on funds used to construct company-owned restaurants is capitalized and amortized over the estimated useful life of the related assets. Capitalized interest totaled $0.3 million in 2012 and 2011 and $0.1 million in 2010.

Other Assets

        Other assets consist primarily of unamortized debt issuance costs, long term deposits, trademark rights and transferable liquor licenses. Direct costs incurred for the issuance of debt are capitalized and amortized using the straight-line method, which approximates the effective interest method, over the term of the debt. During 2012 and 2011, the Company incurred debt issuance costs related to an amendment of its credit facility in 2012 and its financing in 2011. See Note 4, Borrowings.

        Net debt issuance costs of $1.0 million and $3.5 million are recorded in other assets, net of accumulated amortization of $0.5 million and $0.7 million, as of January 1, 2013 and January 3, 2012, respectively. In conjunction with the 2012 amendment of its credit facility, the Company wrote off $2.6 million of debt issuance costs, net of $0.8 million of accumulated amortization. The Company wrote off $0.3 million of debt issuance costs in 2011, net of $0.9 million of accumulated amortization, related to the new credit facility entered into during 2011. Trademark rights are amortized over their estimated useful life of 20 years. Transferable liquor licenses are carried at the lower of fair value or cost. The estimated aggregate future amortization expense of intangible assets as of January 1, 2013 is $8,000 in each of the next five years.

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If the assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value, which is based on discounted future cash flows. Estimates of future cash flows are based on the Company's experience and knowledge of local operations. The Company recorded impairment charges of certain long-lived assets of $0.1 million, $0.7 million and $2.3 million in 2012, 2011 and 2010, respectively, which are included in asset disposals, closure costs and restaurant impairments in the consolidated statements of income. Fair value of the restaurants was

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

determined using Level 3 inputs (as described in Note 6, Fair Value Measures) based on a discounted cash flows method at a market level through the estimated date of closure.

Self-Insurance Programs

        The Company self-insures for health, workers' compensation, general liability and property damage. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence cash outlay. Estimated costs to settle reported claims and incurred but unreported claims for health and workers' compensation self-insured plans are recorded in accrued payroll and benefits and for general liability and property damage in accrued expenses and other liabilities.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's cash balances may exceed federally insured limits. Credit card transactions at the Company's restaurants are processed by one service provider. Concentration of credit risk related to accounts receivable are limited, as the Company's receivables are primarily amounts due from landlords for the reimbursement of tenant improvements and the Company generally has the right to offset rent due for tenant improvement receivables.

Revenue Recognition

        Revenue consists of sales from restaurant operations and franchise royalties and fees. Revenue from the operation of company-owned restaurants are recognized when sales occur. The Company reports revenue net of sales and use taxes collected from customers and remitted to governmental taxing authorities.

        The Company sells gift cards which do not have an expiration date, and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when the gift card is redeemed by the customer or the Company determines the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage"). The determination of the gift card breakage rate is based upon Company-specific historical redemption patterns. The Company has determined that approximately 6% of gift cards will not be redeemed, which is recognized ratably over the estimated redemption period of the gift card, approximately 18 months. The Company recognized gift card breakage of $0.2 million in 2012 and $0.1 million in 2011 and 2010, in restaurant revenue.

        Royalties from franchise restaurants are based on a percentage of restaurant revenues and are recognized in the period the related franchised restaurants' sales occur. Development fees and franchise fees, portions of which are collected in advance, are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company. Both franchise fees and development fees will generally be recognized upon the opening of a franchise restaurant or upon termination of the agreement(s) between the Company and the franchisee.

        As of January 1, 2013, January 3, 2012, and December 28, 2010, there were 51, 45, and 43 franchise restaurants in operation. Franchisees opened six, two and no restaurants in 2012, 2011 and 2010 respectively.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Pre-Opening Costs

        Pre-opening costs, including rent, wages, benefits and travel for the training and opening teams, food, beverage, and other restaurant operating costs, are expensed as incurred prior to a restaurant opening for business.

Advertising and Marketing Costs

        Advertising and marketing costs are expensed as incurred and aggregated $2.8 million, $2.3 million and $2.1 million in 2012, 2011 and 2010, respectively. These costs are included in restaurant operating costs, general and administrative expenses and pre-opening costs based on the nature of the advertising and marketing costs incurred.

Rent

        Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term includes renewal options which are reasonably assured of being exercised and begins when the Company has control and possession of the leased property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheets. Rent expense for the period prior to the restaurant opening is reported in pre-opening costs in the consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as a reduction of rent expense over the term of the lease. Certain leases contain rental provisions based on the sales of the underlying restaurants; the Company has determined that the amount of these provisions is immaterial.

Provision (Benefit) for Income Taxes

        Provision (benefit) for income taxes is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those deferred amounts are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in provision (benefit) for income taxes in the consolidated statement of income.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of the net income (loss) and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States, are excluded from net income. Other comprehensive income (loss), presented in the consolidated statements of comprehensive income for 2012 and 2011, consists of the unrealized income (loss), net of tax, on the Company's cash flow hedges. See Note 5, Derivative Instruments.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Business and Summary of Significant Accounting Policies (Continued)

Stock Compensation Expense

        The Company recognizes stock-based compensation using fair value measurement guidance for all share-based payments, including stock options and warrants. For option awards, expense is recognized ratably over the vesting period in an amount equal to the fair value of the stock-based awards on the date of grant determined using the Black-Scholes option pricing model. Warrants are valued using the fair value of the common stock as of the measurement date. See Note 10, Stock-Based Compensation.

Earnings Per Share

        Basic earnings per share ("EPS") are calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include shares of common stock underlying stock options and restricted stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Convertible preferred stock is considered converted to common. See Note 11, Earnings Per Share.

Recent Accounting Pronouncements

        In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, "Presentation of Comprehensive Income," which revises the manner in which companies present comprehensive income. Under ASU 2011-05, companies may present comprehensive income, which is net income adjusted for components of other comprehensive income, either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted ASU 2011-05 during 2012 and elected to present comprehensive income in the statements of comprehensive income. The adoption concerns presentation and disclosure only and did not have an impact on the Company's consolidated financial position or results of operations.

        In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")." This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between US GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The adoption of ASU 2011-04 on January 4, 2012 increased the Company's fair value disclosure requirements but did not have an impact on its consolidated financial statements.

2. Equity Recapitalization

        On December 27, 2010, the Company completed an equity recapitalization through a merger with a newly organized Delaware corporation ("Merger Sub"), which was 100% indirectly owned by Catterton and the Public Sector Pension Investment Board ("PSPIB"), a Canadian Crown corporation, pursuant to the Agreement and Plan of Merger dated November 26, 2010 ("Merger Agreement"). The Company was the surviving entity of the recapitalization. The Company received $181.0 million from Catterton and

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Equity Recapitalization (Continued)

Argentia and paid $7.0 million in transaction expenses. Total consideration paid for the outstanding shares was $211.7 million, of which $16.7 million was settled in rollover shares and the remainder was paid in cash in 2010 and 2011.

        In connection with the Merger, the following equity transactions were completed:

  •
  The Series A preferred stock and Class A common stock was converted on a 3.4 for 1 basis;

  •
  All outstanding shares of Series A preferred stock (10,223,066 shares or 20,446,131 as converted to common on a 2 for 1 basis at the option of the holder) and Class A common stock (21,881,217 outstanding, 20,619,368 held in treasury) were cancelled. Outstanding shares were converted to the right to receive cash consideration of $5.00 or the equivalent equity interest in the surviving entity ("rollover shares");

  •
  Outstanding stock options with an intrinsic value of $17,494,531 were cancelled in exchange for payments in cash or equity in the surviving entity. The intrinsic value was calculated as the fair market value in excess of exercise price at the time of settlement;

  •
  Holders of shares immediately prior to the merger elected to retain $16.7 million in equity interests, or 3,346,721 shares of Class A common stock;

  •
  Certain members of the Company's management team were issued $3.6 million in equity interests, or 725,669 shares of Class A common stock ("rollover shares");

  •
  Catterton was issued 18,200,000 shares of Class A common stock in exchange for $91.0 million in cash, which was used to pay the cash portion of merger consideration to shareholders and holders of outstanding stock options;

  •
  Argentia received 7,094,211 shares of Class A common stock, 10,905,789 shares of Class B common stock, and 1 share of Class C common stock in exchange for $90.0 million, which was also used to pay selling shareholders and holders of outstanding stock options. Class B and Class C common stock is nonvoting.

        Catterton and Argentia also made a bridge loan to the Company. See Note 4, Borrowings. Following the equity recapitalization, Catterton and Argentia owned 90% of the Company's issued and outstanding shares of common stock, while the management team and other shareholders owned the remaining 10%.

        The Company completed the following analysis in connection with the Equity Recapitalization that occurred at the end of fiscal year 2010:

  •
  A transitory entity was used to effect the transaction, and the Company evaluated whether this entity was a substantive entity. The Company concluded that it was not substantive since it did not participate in any significant pre-combination activities and did not survive the transaction (it was subsumed into Noodles & Company). These facts led the Company to conclude that the transitory entity was not an accounting acquirer and the transaction was not deemed to be a business combination under ASC 805;

  •
  The Company then considered whether any investor obtained control of Noodles & Company but concluded that following the transaction it was not substantially wholly owned. Catterton held shares of Class A common stock representing an approximate 45% economic interest in the Company and Argentia held shares of common stock also representing an approximate 45%

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Equity Recapitalization (Continued)

    economic interest in the Company. However, Argentia held shares of both Class A common stock, with voting rights, and nonvoting Class B common stock, so Catterton held shares representing an approximate 62% voting interest while Argentia held shares representing an approximate 24% voting interest. The rights of the holders of Class A common stock and Class B common stock are identical, except that the Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock. The Company's articles of incorporation, upon consummation of the transaction, contained 19 specific items that require at least 75% of the voting shares (Class A common stock and Class B common stock voting as one group). These specific items include substantive participating rights, such as: to approve/amend the Company's five year plan, appoint or remove the Company's independent auditors and enter into a merger transaction or initiate an IPO. The Company, therefore, determined that these voting rights prevent control by Catterton. These facts led the Company to conclude that although a change of control had occurred, the Company had not become substantially wholly owned by Catterton and thus business combination accounting treatment under ASC 805 was not required;

  •
  For purposes of assessing whether the guidance on push-down accounting should be applied, the Company evaluated whether the new investors and any rollover investors constitute a collaborative group under the SEC's guidance in ASC 805-50-S99 and concluded that the new investors and management are a collaborative group. The Company determined that Catterton, Argentia, current Company management and one board member would all be considered part of the surviving collaborative group as they came together to mutually promote and subsequently collaborate as one investor and control Noodles & Company. The remaining investors, all of whom were rollover shareholders, were not solicited to participate in the investment, since they were already shareholders. The Company's management, and not the non-management rollover shareholders, negotiated the terms of the merger. Additionally, the remaining investors do not participate in the subsequent collaboration and would not be included in the collaborative group. The Company then determined that this collaborative group acquired more than 80% (by vote and economic value) but less than 95% (vote and economic value) ownership of Noodles & Company, thus the Company is permitted (but not required) to reflect a new basis in Noodles & Company's financial statements. The Company elected not to apply push-down accounting, but to treat the transaction as a recapitalization;

  •
  The Company continually monitors the composition of the collaborative group to substantiate the fact that no changes have occurred with respect to the collaborative group (or the related ownership or voting percentages) since the recapitalization transaction, that would require push-down accounting to be applied.

3. Supplemental Financial Information (in thousands)

        Prepaid expenses and other assets consist of the following:

	2012	2011
Prepaid occupancy related costs	$2,700	$2,179
Other prepaid expenses	1,191	1,097
Other current assets	79	56

	$3,970	$3,332

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Supplemental Financial Information (in thousands) (Continued)

        Property and equipment, net, consist of the following:

	2012	2011
Leasehold improvements	$139,907	$113,313
Furniture, fixtures and equipment	77,202	62,472
Construction in progress	7,878	3,227

	224,987	179,012
Accumulated depreciation and amortization	(88,700)	(75,181)

	$136,287	$103,831

        Accrued payroll and benefits consist of the following:

	2012	2011
Accrued payroll and related liabilities	$2,537	$2,094
Accrued bonus	1,981	3,511
Insurance liabilities	827	593

	$5,345	$6,198

        Accrued expense and other liabilities consist of the following:

	2012	2011
Gift card liability	$2,182	$1,875
Occupancy related	1,264	1,188
Utilities	1,002	870
Accrued interest	484	337
Other accrued expenses	2,317	1,576

	$7,249	$5,846

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Borrowings

Credit Facility

        In February 2011, the Company entered into a credit facility to increase its borrowing capacity to $120.0 million, consisting of a $75.0 million senior term loan and a $45.0 million revolving line of credit. The revolving line of credit includes a swing line loan of $5.0 million, used to fund the Company's everyday working capital requirements. In August 2012, the credit facility was amended to provide more favorable borrowing rates and extend borrowing capacity through July 2017. The Company had $94.5 million outstanding and $23.1 million available for borrowing under the credit facility as of January 1, 2013.

        Borrowings under the credit facility bear interest, at the Company's option, at either (i) LIBOR plus 2.00 to 4.25%, based on the lease-adjusted leverage ratio or (ii) at the highest of the following rates plus 1.00 to 3.25%: (a) the federal funds rate plus 0.50%; (b) the Bank of America prime rate or (c) the one-month LIBOR plus 1.00%. Prior to the August 2012 amendment, borrowings under the credit facility bore interest, at the Company's option, at either (i) LIBOR plus 4.00 to 5.00%, based on the lease-adjusted leverage ratio or (ii) at the highest of the following rates plus 3.00 to 4.00%: (a) the federal funds rate plus 0.50%; (b) the Bank of America prime rate or (c) the one-month LIBOR plus 1.00%. The August 2012 amendment eliminated a 1.25% LIBOR floor on all borrowings. The facility includes a commitment fee of 0.50% per year on any unused portion of the facility. The term loan commitment requires quarterly principal payments of $0.2 million through December 2015. The Company also maintains outstanding letters of credit to secure its obligations under its workers' compensation program and certain lease obligations. The letters of credit and quarterly principal payments reduce the amount of future borrowings available under the agreement as amounts borrowed and repaid on the term debt may not be reborrowed and aggregated $1.7 million and $0.8 million, respectively, as of January 1, 2013. As of January 1, 2013, the credit facility bore interest from 3.6% to 5.5% per year.

        Availability of borrowings under the credit facility is conditioned on the Company's compliance with specified covenants, including a maximum lease-adjusted leverage ratio, a maximum leverage ratio and a minimum consolidated fixed charge coverage ratio. The Company is subject to a number of other customary covenants, including limitations on additional borrowings, acquisitions, dividend payments and lease commitments. As of January 1, 2013, the Company was in compliance with all of its debt covenants.

        The credit facility is secured by a pledge of stock of substantially all subsidiaries of the Company and a lien on substantially all personal property assets of the Company and its subsidiaries.

        As required by the Company's amended facility, the Company entered into two variable-to-fixed interest rate swap agreements covering a portion of its borrowings under the senior term loan. See Note 5, Derivative Instruments.

Bridge Financing

        In connection with the 2010 Equity Recapitalization the Company obtained bridge financing from Catterton and Argentia in the amount of $45.0 million. Such amount was repaid, along with $0.9 million of PIK interest at 12%, in conjunction with the February 2011 debt refinancing.

5. Derivative Instruments

        The Company enters into derivative instruments for risk management purposes only, including derivatives designated as cash flow hedges. The Company uses interest rate-related derivative instruments to manage its exposure to fluctuations in interest rates. By using these instruments, the Company exposes itself, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Derivative Instruments (Continued)

perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Management has evaluated credit and nonperformance risks as of January 1, 2013 and January 3, 2012 and considers the risk of counterparty default to be improbable. Market risk, as it relates to the Company's interest-rate derivatives, is the adverse effect on the value of a financial instrument that results from changes in interest rates. The Company minimizes market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be taken.

        During 2008, the Company entered into two variable-to-fixed interest rate swap agreements, with a combined notional amount of $29.0 million. In February 2011, the Company's interest rate swap with a notional amount of $15.0 million matured. The swap had been designated as a cash flow hedge in October 2008 and gains of $0.2 million, $27,000 and $10,000 were recorded in earnings during 2012, 2011 and 2010, respectively, due to ineffectiveness as a result of the fair value of the swap not equaling zero at the date of hedge designation. A second interest rate swap on a notional amount of $14.0 million was terminated by the Company in March 2011. The fair value of the interest rate swap on the date of termination was $0.5 million and will be settled in payments on a new interest rate swap with an effective date of April 4, 2011 and a notional amount of $17.5 million. The deferred loss accumulated in other comprehensive income as of the date of termination was amortized over the life of the terminated swap through November 2012, the original term of the terminated swap.

        As required by the new credit facility and to mitigate exposure to fluctuations in interest rates, the Company entered into two variable-to-fixed interest rate swap agreements with embedded floors matching that of the hedged portion of its borrowings under the credit facility. The new interest rate swaps became effective on April 4, 2011 and mature April 4, 2013. The swaps were designated as cash flow hedges at inception and were expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during their respective terms. In August 2012, the Company ceased the application of hedge designation on both interest rate swaps as a result of the interest rate floor being removed from the hedged credit facility. Under the terms of the swap agreements, the Company is required to make payments based on a fixed rate of 1.59% calculated on a notional amount of $20.0 million and 3.06% calculated on a notional amount of $17.5 million. The fair value of the $20.0 million swap was zero at designation, while the fair value of the $17.5 million swap was a liability of $0.5 million at designation, which is reflective of the fair value of the previously terminated swap. In exchange, the Company will receive interest on $20.0 million of notional amount at a variable rate based on the greater of 1.25% or one-month LIBOR and will receive interest on a notional amount of $17.5 million at a variable rate based on the greater of 1.25% or one-month LIBOR.

        The effective portion of changes in the fair value of designated cash flow hedges were recorded in accumulated other comprehensive loss and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Following termination of hedge designation in August 2012, changes in the fair value of the interest rate swaps were recorded directly to interest expense. During 2011 and 2012, these derivatives were used to hedge the variable cash flows associated with the Company's applicable credit facilities. The ineffective portion of the change in fair value of the derivatives was calculated using the hypothetical derivative method and recognized directly in earnings. During 2012, the Company recorded $174,000 of hedge ineffectiveness in earnings attributable to the fair value at inception on the $17.5 million notional interest rate swap.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Derivative Instruments (Continued)

        The following table summarizes the fair value and presentation of the interest rate swaps as hedging instruments in the accompanying consolidated balance sheets (in thousands):

	2012 Fair Value	2011 Fair Value
Deferred revenue and other noncurrent liabilities	$98	$473

        The following table summarizes the effect of the interest rate swap on the consolidated statements of income for the fiscal years 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Loss on swap in accumulated other comprehensive loss (pretax)	$186	$209	$560
Realized loss (pretax) recognized in interest expense	382	434	754

        The interest rate swaps are measured at fair value on a recurring basis. As of January 1, 2013, the fair market value of the interest rate swaps is recorded in other noncurrent liabilities. As a result of this activity, accumulated other comprehensive loss decreased by $196,000, or $28,000 net of tax, for the fiscal year ended January 1, 2013. Additionally, the Company reclassified to earnings $202,000 of accumulated other comprehensive loss related to the interest rate swap terminated and embedded in a new instrument in April 2011. Amounts reported in accumulated other comprehensive income related to the interest rate swaps will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt.

6. Fair Value Measurements

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and all other current liabilities approximate fair values due to the short maturities of these instruments. The carrying amounts of borrowings approximate fair value as the line of credit and term borrowings vary with market interest rates and negotiated terms and conditions are consistent with current market rates. Asset impairment charges are recorded at fair value on a nonrecurring basis.

Fair Value of Derivatives

        All derivatives are recognized on the balance sheet at fair value as either assets or liabilities. The fair value of the Company's derivative financial instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The Company reports its derivative assets or liabilities in other assets, other liabilities, other current assets or accrued expenses as applicable. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  Level 2—Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

  Level 3—Prices or valuation techniques which require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Fair Value Measurements (Continued)

        The Company's cash flow hedges are measured at fair value on a recurring basis, including an adjustment for the Company's credit risk. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of January 1, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

        The following table presents the Company's liabilities measured at fair value on a recurring basis as of January 1, 2013 and January 3, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	2012	2011
Total derivatives—Level 1	$—	$—
Total derivatives—Level 2	98	473
Total derivatives—Level 3	—	—

        The Company's temporary equity is measured at fair value on a recurring basis. The Company has determined that the majority of the inputs used to value its stock, which directly impacts the valuation of temporary equity, fall within Level 3 of the fair value hierarchy. See Note 10, Stock Based Compensation, for further discussion of the significant inputs into the share price valuation.

Fair Value of Temporary Equity

        The following table represents the temporary equity measured at fair value on a recurring basis as of January 1, 2013 and January 3, 2012 and the level in the fair value hierarchy within which the measurements fall (in thousands):

	2012	2011
Level 1	$—	$—
Level 2	—	—
Level 3	3,601	2,572

7. Closed Restaurant Reserve

        The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining non-cancelable lease payments after the closing date, net of estimated subtenant income. Following is a summary of the changes in the liability for closed properties as of January 1, 2013 and January 3, 2012 (in thousands).

	2012	2011
Closed restaurant reserves, beginning of period	$515	$577
Additions—store closing costs incurred, accretion	483	140
Decreases—payments	(210)	(202)

Closed restaurant reserves, end of period	$788	$515

The current portion of the liability, $0.3 million and $0.2 million as of January 1, 2013 and January 3, 2012, respectively, is recorded in accrued expenses and other liabilities, and the long-term portion is reported in other noncurrent liabilities in the Company's consolidated balance sheets.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Taxes

        The components of the provision (benefit) for income taxes are as follows for 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Current tax provision:
Federal	$49	$—	$47
State	559	260	6

	608	260	53

Deferred tax provision (benefit):
Federal	2,591	1,945	(340)
State	16	(425)	(79)

	2,607	1,520	(419)

Total provision (benefit) for income taxes	$3,215	$1,780	$(366)

        The reconciliation of income tax provision (benefit) that would result from applying the federal statutory rate to pre-tax income as shown in the accompanying consolidated statements of income is as follows for 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Federal income expense at federal rate	$2,848	$1,907	$684
State income tax, net of related federal income tax benefit	420	257	8
Permanent items—primarily incentive stock options and cash settlement of options	83	(10)	(626)
Foreign rate differential	106	—	—
Change in blended state rate	—	(25)	—
Other items, net	(242)	(349)	(432)

Provision (benefit) for income taxes	$3,215	$1,780	$(366)

Effective income tax rate	38.4%	31.7%	(18.2)%

        Pre-tax net income in 2012 totaled $8.4 million and included a foreign loss of $0.3 million in 2012.

        In 2012 and 2011, the Company recognized tax benefits on option exercises at fair value in excess of those utilized to record stock-based compensation for book purposes, totaling $27,000 and $109,000, respectively, as a credit to additional paid-in capital. The largest portion of the permanent items in 2010 relate to the stock-based compensation expense for incentive stock options that was previously added back for tax purposes and deductible due to the Merger.

        In 2012, other items represents changes made between the provision for income taxes and the filed tax return and the impact of the prior year interest rate swap designation to interest expense. Other items in 2011 represents the reconciliation of the beginning deferred tax asset for state asset depreciation, while the true up adjustment in 2010 represents the reconciliation of the deferred tax asset for nonqualified stock options following the Merger. The tax-effected true up adjustments represent $242,000, $349,000 and $432,000 for 2012, 2011 and 2010, respectively.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Income Taxes (Continued)

        Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following (in thousands):

	2012	2011
Noncurrent deferred tax assets (liabilities):
Loss carry forwards	$2,445	$3,275
Deferred rent and franchise revenue	9,622	7,696
Property, equipment and intangible assets	(11,061)	(6,628)
Stock-based compensation	994	514
Alternative minimum tax credits	256	205
Interest rate swap	38	183
Other	497	251

Total noncurrent net deferred tax assets	2,791	5,496

Current deferred tax assets (liabilities):
Inventory smallwares	(1,459)	(1,146)
Other	436	283

Total current deferred tax liabilities	1,023	863

Net deferred tax assets	$1,768	$4,633

        At January 1, 2013 and January 3, 2012, net operating loss carryforwards for federal income tax purposes of approximately $15.6 million and $18.1 million, respectively, were available to offset future taxable income through the year 2032 and 2031, respectively. The net operating loss carry forwards are primarily composed of excess tax deductions for equity compensation. Utilization of the net operating losses is subject to an annual limitation resulting from a change in control in 2007 and a change of control in 2010, pursuant to the change in ownership provisions of Section 382 of the Internal Revenue Code and similar provisions of state law. As a result of certain realization requirements of ASC 718, the deferred tax assets shown above include only realized tax deductions related to equity compensation equal to the compensation recognized for financial reporting during the years ended January 1, 2013 and January 3, 2012. Equity will be increased by up to $3.3 million if and when the net operating loss is ultimately realized.

        Uncertain tax positions are recognized if it is more likely than not that the Company will be able to sustain the tax position taken, and the measurement of the benefit is calculated as the largest amount that is more than 50% likely to be realized upon resolution of the benefit. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. There were no uncertain tax positions for the years ended January 1, 2013 or January 3, 2012. The only periods subject to examination for the Company's federal and state returns are 2009 through 2012.

9. Stockholders' Equity

        The Company has 64,000,001 shares of stock authorized, consisting of 47,000,000 shares of Class A common stock, par value $0.01 per share; 12,000,000 shares of Class B common stock, par value $0.01; 1 share of Class C common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Stockholders' Equity (Continued)

value $0.01 per share. Preferred stock rights will be determined by the Company's Board of Directors in the event that preferred shares are issued. The following summarizes the rights of common stock:

  Voting—Shares of Class A common stock and Class B common stock are entitled to one vote per share in all voting matters, with the exception that Class B common stock does not vote on the election or removal of directors. Class C common stock is entitled to vote only on amendments to the Certificate of Incorporation that would adversely affect the rights and preferences of the Class C common stock and reclassification or subdivision matters related to the Class C common stock.

  Conversion—Each share of Class A common stock held by one of the Equity Sponsors is convertible, at the option of the holder, into one share of Class B common stock. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock.

  Dividends—A Class C dividend agreement was entered in connection with the Merger Agreement between one of the Equity Sponsors and the Company, which provides that the new investor will receive, in the form of a dividend, an amount equal to the compensation payable to the other new investor under a Management Services Agreement. See additional information in Note 16, Related-Party Transactions. Class A common stock and Class B common stock share equally if a dividend is declared or paid to either class, but do not have rights to any special dividend.

  Liquidation, Dissolution or Winding Up—Class A common stock and Class B common stock share equally in distributions in liquidation, dissolution, or winding up of the corporation.

  Registration Rights—After December 27, 2011, the Equity Sponsors have the right to demand registration of 10% or more of the shares of the Company's common stock held by them. Other shareholders have piggyback registration rights, but are not required to exercise these rights.

10. Stock-Based Compensation

        In connection with the Merger Agreement, the Company adopted the 2010 Stock Incentive Plan (the "Plan"), under which the Company's Board of Directors may grant incentive stock options and nonstatutory stock options to directors, officers and employees of the Company. Option awards may be issued under the Plan for up to 5,491,689 shares. Stock options are granted at fair market value of the stock at the date the option is granted, and in no event less than the fair market value of the shares. The fair market value of shares for the purposes of the Plan is determined by the compensation committee of the Board of Directors, or the Board of Directors using historical or current transactions, comparable public company valuations, historical transactions, third-party valuations and other factors. Stock options generally have a 10-year term and vest equally over 4 years from the date of grant.

        Stock-based compensation expense is generally recognized on a straight-line basis over the service period of the options. In 2012, 2011 and 2010, non-cash stock-based compensation expense of $1.2 million, $1.3 million and $5.6 million, respectively, is included in general and administrative expense. Stock-based compensation of $81,000, $75,000 and $83,000 is included in capitalized internal costs in 2012, 2011 and 2010, respectively. The Company recognized $3.7 million of stock-based compensation expense in 2010 related to acceleration of unvested options in connection with the Merger Agreement. A total of 8,560,466 outstanding stock options were settled for the right to receive cash consideration of $5.00 per share, net of exercise price and income taxes withheld, or equity interest in the surviving entity. The Merger Agreement called for acceleration of unvested options immediately prior to the transaction. Accordingly, options to purchase 4,148,571 shares were accelerated.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

        Options granted prior to December 27, 2010 were granted under the 1998 Stock Option Plan, as amended, or the 2010 Stock Option Plan, both of which were terminated with the Merger Agreement. The 1998 Stock Option Plan, as amended, authorized option grants to purchase up to 15,544,800 shares of common stock, while the 2010 Stock Option Plan authorized up to 833,000 option grants to purchase shares of common stock. Both of these plans allowed for the Company's Board of Directors to grant incentive stock options or nonstatutory stock options to employees, directors and consultants. In February 2010, the Company's Board of Directors also adopted a new stock incentive plan, under which the Company may grant incentive stock options, nonstatutory options, or other stock incentives, including restricted stock, covering up to 2,550,000 shares of Class A common stock, to employees, directors and consultants. No options were granted under the new stock incentive plan, and the plan was terminated in conjunction with the Merger Agreement.

        At January 1, 2013, options available for future share grants totaled 335,721. The intrinsic value associated with options exercised was $16,000 and $147,000 for the fiscal years ended January 3, 2012 and December 28, 2010, respectively. There were no options exercised in 2012.

        The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. Expected volatilities are based on the historical Company volatility, as well as volatilities from publicly traded companies operating in the Company's industry. The Company uses historical data to estimate expected employee forfeiture of stock options. The expected life of options granted is management's best estimate using recent and expected transactions. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted-average assumptions used in the model were as follows:

	2012	2011	2010
Risk-free interest	0.4%	1.1%	1.9%
Expected life (years)	3.4	3.7	4.5
Expected dividend yield	—%	—%	—%
Volatility	32.7%	26.2%	29.5%
Weighted-average Black-Scholes fair value per share at date of grant	$1.64	$1.09	$0.99

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

        The tables below summarize the option activity under the Plan:

	Shares	Weighted- Average Exercise Price
Outstanding—December 29, 2009	7,536,233	$2.86
Granted	1,276,836	3.38
Forfeited	(148,634)	2.91
Exercised	(103,969)	1.42
Cash settled	(8,560,466)	2.96

Outstanding at Merger	—	—
Granted	4,195,600	5.00
Forfeited	—	—
Exercised	—	—

Outstanding—December 28, 2010	4,195,600	5.00
Granted	491,000	5.00
Forfeited	(140,955)	5.00
Exercised	(3,145)	5.00

Outstanding—January 3, 2012	4,542,500	5.00
Granted	895,100	6.50
Forfeited	(284,777)	5.01
Exercised	—	—

Outstanding—January 1, 2013	5,152,823	$5.26

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Years of Contractual Life	Aggregate Intrinsic Value(1) (in thousands)
Outstanding as of January 1, 2013	5,152,823	$5.26	8.10	$8,971
Vested and expected to vest	4,892,720	5.23	8.05	8,656
Exercisable as of January 1, 2013	2,130,574	5.00	7.48	4,261

(1)
Aggregate intrinsic value represents the amount by which estimated fair value of the Company's stock ($7.00 as of January 1, 2013) exceeds the exercise price of the option as of January 1, 2013.

        Since our common stock is not publicly traded, the Company estimated the fair value of each stock option grant at or near the date of grant by performing its own contemporaneous valuation, which is approved by the Board of Directors. The Company uses the market approach including but not limited to recent arm's length sales of the Company's common stock in privately negotiated transactions, current and projected financial performance, as well as a discount factor for the stock option's lack of marketability. The table below reflects disclosure as recommended by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

for stock option grants in the twelve month period preceding the latest consolidated balance sheet presented:

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Value Per Share at Grant Date
April 10, 2012	27,500	5.50	5.50
May 14, 2012	264,000	5.50	5.50
September 20, 2012	15,000	6.00	6.00
December 6, 2012	588,600	7.00	7.00

        As of January 1, 2013, there was $3.4 million of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over two years. The following table summarizes information about stock options outstanding at January 1, 2013:

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Weighted- Average Remaining Years of Contractual Life	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$5.00-$7.00	5,152,823	8.10	$5.26	2,130,574	$5.00

        On March 10, 2011, the Company issued warrants to a consultant to purchase 150,000 shares of Class B common stock at $5.00 per share, which are classified as equity awards. The warrants vest based on specified performance criteria and are considered stock-based compensation to nonemployees. Stock-based compensation expense related to the awards is recognized when the performance criteria are met, using the estimated fair value at the measurement date. During 2012, the Company did not recognize stock-based compensation expense related to the warrants as no performance criteria were met in 2012. No warrants have been exercised by the consultant.

11. Earnings Per Share

        EPS is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share ("diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include shares of common stock underlying stock options and restricted common stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Earnings Per Share (Continued)

potential common shares would have an anti-dilutive effect. The following table sets forth the computations of basic and dilutive earnings per share:

	2012	2011	2010
Net income (in thousands)	$5,163	$3,829	$2,378
Shares:
Basic weighted average shares outstanding	40,275,536	40,273,306	42,263,534
Dilutive stock options and warrants	46,028	—	1,457,417

Diluted weighted average number of shares outstanding	40,321,564	40,273,306	43,720,951

Earnings per share:
Basic	$0.13	$0.10	$0.06
Diluted	$0.13	$0.10	$0.05

        The Company excluded 1,023,600, 4,542,500 and 1,276,836 outstanding options from the diluted earnings per share calculation for 2012, 2011 and 2010, respectively, as the options were out of the money and to include them would have been antidilutive. All outstanding warrants were dilutive in the calculation of diluted earnings per share.

12. Employee Benefit Plans

        In October 2003, the Company adopted a defined contribution plan, The Noodles & Company 401(k) Plan (the "401(k) Plan"). Company employees with six months of service, aged 21 or older, are eligible to participate in the 401(k) Plan. Under the provisions of the plan, the Company may, at its discretion, make contributions to the 401(k) Plan. Participants are 100% vested in their own contributions. The Company made no contributions during 2012, 2011 or 2010. The employee benefit plans remained in effect following the Merger Agreement.

13. Leases

        The Company leases restaurant facilities, office space and certain equipment under operating leases that expire on various dates through December 2028. Lease terms for traditional shopping centers generally include a base term of 10 years, with options to extend these leases for additional periods of 5 to 15 years. Typically, the lease includes rent escalations, which are expensed on a straight-line basis over the lease term. The difference between rent expense and cash paid for rent is recognized as deferred rent. Rent expense for 2012 and 2011 was approximately $24.6 million and $20.9 million, respectively.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Leases (Continued)

        Future minimum lease payments required under existing leases as of January 1, 2013 are as follows (in thousands):

2013	$29,528
2014	28,981
2015	27,139
2016	25,575
2017	22,786
Thereafter	70,394

$204,403

        Minimum payments have not been reduced by minimum sublease rentals of $45,000 due in the future under non-cancelable subleases.

14. Supplemental Disclosures to Consolidated Statements of Cash Flows

        The following table presents the supplemental disclosures to the consolidated statements of cash flows (in thousands) for fiscal years 2012, 2011 and 2010:

	2012	2011	2010
Interest paid (net of amounts capitalized)	$4,400	$5,177	$1,551
Income taxes paid (net of refunds)	509	43	870
Purchases of property and equipment accrued in accounts payable	2,648	1,170	1,354
Settlement of stock options in shares of Class A common stock	—	—	3,628
Non-cash settlement of outstanding equity(1)	—	—	189,388

(1)
Represents the liability for payments due to shareholders that was paid in 2011.

15. Commitments and Contingencies

        In the normal course of business, the Company is subject to proceedings, lawsuits and claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of January 1, 2013. These matters could affect the operating results of any one financial reporting period when resolved in future periods. Management believes that an unfavorable outcome with respect to these matters is remote or a potential range of loss is not material to the Company's consolidated financial statements. Significant increases in the number of these claims, or one or more successful claims that result in greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operations or cash flows.

        The Company entered into employment agreements with two of its executives in connection with the Merger Agreement, superseding the previous employment agreements with these executives. The agreements have an initial term of three years and automatically renew annually unless cancelled by either

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Commitments and Contingencies (Continued)

party within 90 days of the end of the initial term or anniversaries thereof. In the event of termination for good reason by the executive or termination without cause by the Company, the executive is entitled to receive severance pay equal to 18 months of his then current salary, payment of accrued bonus from prior years, severance bonus equal to the pro rata portion of the executive's target annual bonus for the year in which termination occurs and reimbursement for COBRA benefits coverage. The agreements also include a call option in favor of the Company and a put option in favor of the executive, for the Company to purchase 514,434 rollover shares at fair market value if the employment agreement is terminated prior to a qualified initial public offering. The put option does not result in the executive avoiding the risks and rewards of owning the rollover shares. The fair value of the shares of common stock subject to put options has been presented as temporary equity in the Company's consolidated financial statements. The Company records changes in the fair value of the common stock subject to put options by adjusting temporary equity with the offset to retained earnings. The fair value per share is determined using the most recent valuation performed by the board of directors. See Note 10, Stock Based Compensation.

        The Company entered into a Management Services Agreement with one of the Equity Sponsors, and a Class C dividend agreement with the other Equity Sponsor, which provide for certain management fee and dividend payments by the Company to the Equity Sponsors. See additional discussion in Note 16, Related-Party Transactions.

16. Related-Party Transactions

        During 2012 and 2011, the Company paid $1.1 million to the Equity Sponsors for management service fees and Class C dividends pursuant to a management services agreement and an agreement to pay dividends on its Class C common stock. Management service fees and Class C dividends paid in each fiscal year vary due to the timing of payments.

        In February 2011, the Company paid the Equity Sponsors $45.9 million to repay subordinated notes, which included amounts accrued for PIK interest. See Note 4, Borrowings.

        As discussed in Note 2, Equity Recapitalization, Catterton and Argentia each own approximately 45% of the Company's common shares; however, the terms of the Company's certificate of incorporation prevent control by Catterton or Argentia.

        Stockholders Agreement.    In connection with the 2010 merger, the Company entered into a stockholders agreement with the Equity Sponsors. Under the Stockholders Agreement, each of Catterton and Argentia have agreed to vote its respective shares of common stock to elect two directors selected by Argentia. Furthermore, if the Public Sector Pension Investment Board Act ceases to prohibit PSPIB from investing in securities of a corporation to which are attached more than 30% of the votes that may be cast to elect directors, each of Catterton and Argentia will vote its respective shares of common stock to elect two directors selected by Catterton. Additionally, Catterton will not vote its shares to elect any three of the five directors not designated by Argentia, unless any such director has been approved by Argentia. Catterton and Argentia have further agreed not to vote their shares in favor of any of certain actions without the mutual consent of the other.

Noodles & Company

Noodles & Company

Consolidated Balance Sheets

(in thousands, except share and per share data)

	April 2, 2013	Pro-Forma Temporary Equity and Stockholders' Equity April 2, 2013		January 1, 2013
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$978	$		$581
Accounts receivable	4,466			4,566
Inventories	6,425			6,042
Prepaid expenses and other assets	4,742			3,970
Income tax receivable	756			995

Total current assets	17,367			16,154

Property and equipment, net	144,231			136,287
Deferred tax assets, net	2,753			2,791
Other assets, net	1,703			1,763

Total long-term assets	148,687			140,841

Total assets	$166,054	$		$156,995

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$8,841	$		$9,393
Accrued payroll and benefits	7,082			5,345
Accrued expenses and other current liabilities	6,836			7,249
Current deferred tax liabilities	1,351			1,023
Current portion of long-term debt	750			750

Total current liabilities	24,860			23,760
Long-term debt	99,509			93,731
Deferred rent	24,134			23,013
Other long-term liabilities	2,206			2,483

Total liabilities	150,709			142,987

Temporary equity
Common stock subject to put options—514,434 shares as of April 2, 2013 and January 1, 2013	3,601		—	3,601
Stockholders' equity:
Preferred stock—$0.01 par value, authorized 5,000,000 shares; no shares issued or outstanding	—		—	—
Common stock—$0.01 par value, authorized 59,000,001 shares; 40,275,536 issued and outstanding as of April 2, 2013 and January 1, 2013	403		403	403
Additional paid-in capital	7,803		10,375	7,414
Accumulated other comprehensive loss, net of tax	—		—	(24)
Retained earnings (accumulated deficit)	3,538		4,567	2,614

Total stockholders' equity	11,744		15,345	10,407

Total liabilities and stockholders' equity	$166,054			$156,995

See accompanying notes to consolidated financial statements.

Noodles & Company

Consolidated Statements of Income

(in thousands, except share and per share data, unaudited)

	Fiscal Quarter Ended
	April 2, 2013	April 3, 2012
Revenue:
Restaurant revenue	$80,518	$69,198
Franchising royalties and fees	762	690

Total revenue	81,280	69,888

Costs and expenses:
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of sales	21,301	18,230
Labor	24,830	20,753
Occupancy	8,359	6,936
Other restaurant operating costs	11,060	9,553
General and administrative	7,235	6,442
Depreciation and amortization	4,801	3,732
Pre-opening	921	581
Asset disposals, closure costs and restaurant impairments	201	180

Total costs and expenses	78,708	66,407

Income from operations	2,572	3,481
Interest expense	1,053	1,284

Income before income taxes	1,519	2,197
Provision for income taxes	595	906

Net income	$924	$1,291

Earnings per Class A and Class B common stock, combined
Basic	$0.02	$0.03
Diluted	$0.02	$0.03
Weighted average Class A and Class B common stock outstanding, combined:
Basic	40,275,536	40,275,536
Diluted	41,026,517	40,278,762

Noodles & Company

Consolidated Statements of Comprehensive Income

(in thousands, unaudited)

	Fiscal Quarter Ended
	April 2, 2013	April 3, 2012
Net income	$924	$1,291
Other comprehensive income (loss):
Cash flow hedges:
Loss recognized in accumulated other comprehensive income	—	(186)
Reclassification of loss to net income	39	104

Unrealized income on cash flow hedges	39	(82)
Provision for income tax on cash flow hedges	(15)	(31)

Other comprehensive income (loss), net of tax	24	(113)

Comprehensive income	$948	$1,178

See accompanying notes to consolidated financial statements.

Noodles & Company

Consolidated Statements of Cash Flows

(in thousands, unaudited)

	Fiscal Quarter Ended
	April 2, 2013	April 3, 2012
Operating activities
Net income	$924	$1,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,801	3,732
Provision for deferred income taxes	366	—
Asset disposal, closure costs, and restaurant impairments	201	180
Amortization of debt issuance costs	56	211
Stock-based compensation	363	309
Other noncash	(64)	(39)
Changes in operating assets and liabilities:
Accounts receivable and income tax receivable	339	1,419
Inventories	(383)	(186)
Prepaid expenses and other assets	(770)	(701)
Accounts payable	(133)	152
Deferred rent	1,121	477
Accrued expenses and other liabilities	1,140	(746)

Net cash provided by operating activities	7,961	6,099

Investing activities
Purchases of property and equipment	(13,342)	(8,742)

Net cash used in investing activities	(13,342)	(8,742)

Financing activities
Proceeds from issuances of notes payable	37,703	25,235
Payments on notes payable	(31,925)	(22,605)
Issuance of common stock, net of transaction expenses	—	(48)

Net cash provided by financing activities	5,778	2,582

Net increase (decrease) in cash and cash equivalents	397	(61)
Cash and cash equivalents
Beginning of year	581	523

End of year	$978	$462

See accompanying notes to consolidated financial statements.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Business and Summary and Basis of Presentation

Business

        Noodles & Company (the "Company" or "Noodles & Company"), a Delaware corporation, develops and operates fast casual restaurants that serve globally inspired noodle dishes and pasta dishes, soups, salads, and sandwiches. As of April 2, 2013, there were 284 company-owned restaurants and 51 franchise restaurants in 25 states and the District of Columbia. The Company operates its business as one operating and reportable segment.

        The accompanying interim unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States ("U.S. GAAP") for complete financial statements. In the opinion of the Company, all adjustments considered necessary for the fair presentation of the Company's results of operations, financial position and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 1, 2013 included in this prospectus.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Noodles & Company and its subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Fiscal Year

        The Company operates on a 52- or 53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2013 and 2012, which end on December 31, 2013 and January 1, 2013, respectively, each contained 52 weeks. Fiscal quarters each contain thirteen weeks, with the exception of the fourth quarter of a 53 week fiscal year, which contains fourteen weeks.

Unaudited Pro Forma Stockholder's Equity

        In conjunction with the closing of an initial public offering, put options to sell common stock to the Company will terminate. The unaudited pro forma consolidated balance sheet data assumes the termination of the put rights and the reclassification of temporary equity to permanent equity as of April 2, 2013.

Recent Accounting Pronouncements

        In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which revises disclosure requirements related to components of other comprehensive income. The Company adopted ASU 2013-02 effective January 2, 2013. The adoption concerns presentation and disclosure only and did not have an impact on the Company's consolidated financial position or results of operations.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Supplemental Financial Information

        Prepaid expenses and other assets consist of the following (in thousands):

	April 2, 2013	January 1, 2013
Prepaid occupancy related costs	$2,739	$2,700
Other prepaid expenses	1,238	1,191
Other current assets	765	79

	$4,742	$3,970

        Property and equipment, net, consist of the following (in thousands):

	April 2, 2013	January 1, 2013
Leasehold improvements	$145,910	$139,907
Furniture, fixtures, and equipment	80,951	77,202
Construction in progress	9,810	7,878

	236,671	224,987
Accumulated depreciation and amortization	(92,440)	(88,700)

	$144,231	$136,287

        Accrued payroll and benefits consist of the following (in thousands):

	April 2, 2013	January 1, 2013
Accrued payroll and related liabilities	$4,466	$2,537
Accrued bonus	1,503	1,981
Insurance liabilities	1,113	827

	$7,082	$5,345

        Accrued expense and other liabilities consist of the following (in thousands):

	April 2, 2013	January 1, 2013
Gift card liability	$1,759	$2,182
Occupancy related	1,059	1,264
Utilities	1,172	1,002
Other accrued expenses	2,846	2,801

	$6,836	$7,249

3. Borrowings

        The Company has a credit facility with a borrowing capacity of $120.0 million, consisting of a $75.0 million senior term loan and a $45.0 million revolving line of credit, expiring in July 2017. The

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

3. Borrowings (Continued)

Company had $100.3 million outstanding and $17.3 million available for borrowing under the credit facility as of April 2, 2013. The credit facility bore interest from 3.6% to 5.5% per year. The Company was in compliance with all of its debt covenants.

4. Fair Value Measurements

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and all other current liabilities approximate fair values due to the short maturities of these instruments. The carrying amounts of borrowings approximate fair value as the line of credit and term borrowings vary with market interest rates and negotiated terms and conditions are consistent with current market rates.

5. Income Taxes

        The following table presents the Company's provision for income taxes for the quarters ended April 2, 2013 and April 3, 2012 (dollars in thousands):

	April 2, 2013	April 3, 2012
Provision for income taxes	$595	$906
Effective tax rate	39.2%	41.2%

        The 2013 estimated annual effective tax rate is expected to be 39.2% compared to 38.4% for the full year 2012.

6. Stock-Based Compensation

        During the first quarters of 2013 and 2012, $363,000 and $309,000, respectively, of non-cash stock-based compensation expense is included in general and administrative expense. Stock-based compensation of $26,000 and $18,000 is included in capitalized internal costs in the first quarters of 2013 and 2012, respectively.

        There were no stock options granted or exercised in the first quarters of 2013 or 2012. In the first quarter of 2013 there were 48,000 stock options forfeited.

7. Earnings Per Share

        EPS is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share ("diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include shares of common stock underlying stock options and restricted common stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

7. Earnings Per Share (Continued)

potential common shares would have an anti-dilutive effect. The following table sets forth the computations of basic and dilutive earnings per share:

	Fiscal Quarter Ended
	April 2, 2013	April 3, 2012
Net income (in thousands):	$924	$1,291
Shares:
Basic weighted average shares outstanding	40,275,536	40,275,536
Dilutive stock options and warrants	750,981	3,226

Dilutied weighted average number of shares outstanding	41,026,517	40,278,762

Earnings per share:
Basic EPS	$0.02	$0.03
Diluted EPS	$0.02	$0.03

        The Company excluded 542,700 and 4,542,500 outstanding options from the diluted earnings per share calculation for the first quarters of 2013 and 2012, respectively, as the options were out of the money and to include them would have been antidilutive. All outstanding warrants are dilutive in the calculation of diluted earnings per share.

8. Supplemental Disclosures to Consolidated Statements of Cash Flows

        The following table presents the supplemental disclosures to the consolidated statements of cash flows (in thousands) for the quarters ended April 2, 2013 and April 3, 2012:

	April 2, 2013	April 3, 2012
(Payments for) purchases of property and equipment accrued in accounts payable	$(419)	$556

9. Commitments and Contingencies

        In the normal course of business, the Company is subject to proceedings, lawsuits, and claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of April 2, 2013. These matters could affect the operating results of any one financial reporting period when resolved in future periods. Management believes that an unfavorable outcome with respect to these matters is remote or a potential range of loss is not material to the Company's consolidated financial statements. Significant increases in the number of these claims, or one or more successful claims that result in greater liabilities than the Company currently anticipates, could materially and adversely affect the Company's business, financial condition, results of operations, or cash flows.

NOODLES & COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Commitments and Contingencies (Continued)

        The Company entered into employment agreements with two of its executives in connection with the Merger Agreement, superseding the previous employment agreements with these executives. The agreements have an initial term of three years and automatically renew annually unless cancelled by either party within 90 days of the end of the initial term or anniversaries thereof. In the event of termination for good reason by the executive or termination without cause by the Company, the executive is entitled to receive severance pay equal to 18 months of his then current salary, payment of accrued bonus from prior years, severance bonus equal to the pro rata portion of the executive's target annual bonus for the year in which termination occurs, and reimbursement for COBRA benefits coverage. The agreements also include a call option in favor of the Company and a put option in favor of the executive, for the Company to purchase rollover shares at fair market value if the employment agreement is terminated prior to a qualified initial public offering. The put option does not result in the executive avoiding the risks and rewards of owning the rollover shares. The fair value of the shares of common stock subject to put options has been presented as temporary equity in the Company's consolidated financial statements. The Company records changes in the fair value of the common stock subject to put options by adjusting temporary equity with the offset to retained earnings. The fair value per share is determined using the most recent valuation performed by the board of directors.

        The Company entered into a Management Services Agreement with one of the Equity Sponsors, and a Class C Dividend agreement with the other Equity Sponsor, which provide for certain management fee and dividend payments by the Company to the Equity Sponsors. See additional discussion in Note 10, Related-Party Transactions.

10. Related-Party Transactions

        In the first quarter of 2013 and the first quarter of 2012, the Company paid $625,000 to the Equity Sponsors for management service fees and Class C Dividends pursuant to a management services agreement and an agreement to pay dividends on its Class C common stock. Management service fees and Class C dividends paid in each fiscal quarter vary due to the timing of payments. The Company pays $500,000 of management services fees and $500,000 of Class C common stock dividends in quarterly installments to the Equity Sponsors.

NOODLES & COMPANY

Your World Kitchen®

noodles & company
Enjoy a far-from-home cooked meal.
Japan
Italy
San Diego
noodles & company
Your World Kitchen.

Your World Kitchen®

A collection of timeless dishes from around the world.

*From spicy and savory to light and healthy,
we have favorites for both kids and adults.*

*Every dish is prepared fresh
with a commitment to quality ingredients.*

*Creativity is welcomed here.
You can add or remove fresh ingredients to
make each dish yours.*

*We encourage exploration.
If you don't like something, we're happy to
make something else.*

*Pick your dish, we'll cook it to order and
bring it right to your table. And because it's Noodles,
there's no need to tip.*

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee		*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Further subsections of DGCL Section 145 provide that:

    (1)
    to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith;

    (2)
    the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

    (3)
    the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

        As used in this Item 14, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

        Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Registrant's amended and restated certificate of incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, registrant will indemnify any and all of its officers and directors. Before the completion of this offering, registrant intends to enter into indemnification agreements with its officers and directors. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant's amended and restated certificate of incorporation also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends or (v) for any transactions from which the director derived an improper personal benefit.

        Registrant has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of registrant.

        The form of Underwriting Agreement, to be entered into in connection with this offering and to be attached as Exhibit 1.1 hereto, provides for the indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities.

        Since May 30, 2010, we have made the following sales of unregistered securities:

  1.
  On January 7, 2011, in connection with the acquisition of a majority of our equity interests by Catterton, certain of its affiliated entities and Argentia, we issued an aggregate of 40,272,391 shares of our equity securities to new and existing investors for aggregate consideration of approximately $201.3 million. New investors contributed $181.0 million in exchange for equity interests and existing investors and management retained $16.7 million and $3.6 million, respectively, of rollover equity.

  2.
  Stock option holders exercised options to purchase an aggregate of 103,969 shares of our Class A common stock at exercise prices ranging from $0.24 to $5.00 per share during 2010. These exercises include 5,947 options that were exercised in 2010 prior to May 23, 2010. During 2011, stock option holders exercised options to purchase an aggregate of 3,145 shares of our Class A common stock at an exercise price of $5.00 per share. During 2012 there were no exercises.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation
3.2	*	Form of Amended and Restated Bylaws
4.1	*	Specimen Stock Certificate
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP
10.1	*	Noodles & Company Amended and Restated 2010 Stock Incentive Plan
10.2	*	Noodles & Company 2013 Employee Stock Purchase Plan
10.3	*	Registration Rights Agreement, dated December 27, 2010, by and among Noodles & Company and certain of its stockholders
10.4	*	Executive Employment Agreement, dated December 27, 2010, between Noodles & Company and Kevin Reddy
10.5	*	Amendment to Executive Employment Agreement, dated September 20, 2012, between Noodles & Company and Kevin Reddy
10.6	*	Executive Employment Agreement, dated December 27, 2010, between Noodles & Company and Keith Kinsey
10.7	*	Amendment to Executive Employment Agreement, dated June 6, 2010, between Noodles & Company and Keith Kinsey
10.8	*	Amendment to Executive Employment Agreement, dated September 20, 2012, between Noodles & Company and Keith Kinsey

Exhibit Number		Description of Exhibit
10.9	**	Severance Agreement with Dan Fogarty, dated January 24, 2011
10.10	**	Credit Agreement, dated as of February 28, 2011, by and among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.11	**	Amendment No. 1 to Credit Agreement, dated as of December 8, 2011, among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.12	**	Amendment No. 2 to Credit Agreement, dated as of August 1, 2012, among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.13	**	Security Agreement, dated February 28, 2011, between Noodles & Company and Bank of America, N.A., as administrative agent
10.14	**	Pledge Agreement, dated February 28, 2011, between Noodles & Company and Bank of America, N.A., as administrative agent
10.15	*	Form of Indemnification Agreement between Noodles & Company and each of its directors and executive officers
10.16	**	Form of Area Development Agreement
10.17	**	Form of Franchise Agreement
10.18		Management Services Agreement, dated as of December 27, 2010, between Noodles & Company and Catterton Management Company, L.L.C.
10.19		Class C Dividend Side Letter, dated as of December 27, 2010, among Noodles & Company, Argentia Private Investments Inc. and Catterton Management Company, L.L.C.
21.1	**	List of Subsidiaries of Noodles & Company
23.1		Consent of Ernst & Young LLP
23.2	*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in the signature page of this Registration Statement)

*
To be filed by amendment.

**
Previously filed.
  (b)
  No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the

Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

    (2)
    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on May 30, 2013.

NOODLES & COMPANY
By:	/s/ KEVIN REDDY Kevin Reddy Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ KEVIN REDDY* Kevin Reddy		Chairman and Chief Executive Officer (principal executive officer)	May 30, 2013
/s/ KEITH KINSEY* Keith Kinsey		President, Chief Operating Officer and Director	May 30, 2013
/s/ DAVE BOENNIGHAUSEN* Dave Boennighausen		Chief Financial Officer (principal financial officer)	May 30, 2013
/s/ KATHY LOCKHART* Kathy Lockhart		Vice President and Controller (principal accounting officer)	May 30, 2013
/s/ SCOTT DAHNKE* Scott Dahnke		Director	May 30, 2013
/s/ STUART FRENKIEL* Stuart Frenkiel		Director	May 30, 2013
/s/ JAMES PITTMAN* James Pittman		Director	May 30, 2013
/s/ JAMES RAND* James Rand		Director	May 30, 2013
/s/ ANDREW TAUB* Andrew Taub		Director	May 30, 2013
*As Attorney-in-Fact
By:	/s/ PAUL STRASEN Paul Strasen

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation
3.2	*	Form of Amended and Restated Bylaws
4.1	*	Specimen Stock Certificate
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP
10.1	*	Noodles & Company Amended and Restated 2010 Stock Incentive Plan
10.2	*	Noodles & Company 2013 Employee Stock Purchase Plan
10.3	*	Registration Rights Agreement, dated December 27, 2010, by and among Noodles & Company and certain of its stockholders
10.4	*	Executive Employment Agreement, dated December 27, 2010, between Noodles & Company and Kevin Reddy
10.5	*	Amendment to Executive Employment Agreement, dated September 20, 2012, between Noodles & Company and Kevin Reddy
10.6	*	Executive Employment Agreement, dated December 27, 2010, between Noodles & Company and Keith Kinsey
10.7	*	Amendment to Executive Employment Agreement, dated June 6, 2010, between Noodles & Company and Keith Kinsey
10.8	*	Amendment to Executive Employment Agreement, dated September 20, 2012, between Noodles & Company and Keith Kinsey
10.9	**	Severance Agreement with Dan Fogarty, dated January 24, 2011
10.10	**	Credit Agreement, dated as of February 28, 2011, by and among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.11	**	Amendment No. 1 to Credit Agreement, dated as of December 8, 2011, among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.12	**	Amendment No. 2 to Credit Agreement, dated as of August 1, 2012, among Noodles & Company, Bank of America, N.A. and other lenders party thereto
10.13	**	Security Agreement, dated February 28, 2011, between Noodles & Company and Bank of America, N.A., as administrative agent
10.14	**	Pledge Agreement, dated February 28, 2011, between Noodles & Company and Bank of America, N.A., as administrative agent
10.15	*	Form of Indemnification Agreement between Noodles & Company and each of its directors and executive officers
10.16	**	Form of Area Development Agreement
10.17	**	Form of Franchise Agreement
10.18		Management Services Agreement, dated as of December 27, 2010, between Noodles & Company and Catterton Management Company, L.L.C.
10.19		Class C Dividend Side Letter, dated as of December 27, 2010, among Noodles & Company, Argentia Private Investments Inc. and Catterton Management Company, L.L.C.
21.1	**	List of Subsidiaries of Noodles & Company
23.1		Consent of Ernst & Young LLP
23.2	*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in the signature page of this Registration Statement)

*
To be filed by amendment.

**
Previously filed.